

2225 Lawson Lane
Santa Clara, California 95054

April 26, 2021

To Our Shareholders,

You are cordially invited to attend the 2021 Annual Meeting of Shareholders of ServiceNow, Inc., a Delaware corporation ("ServiceNow") on Monday, June 7, 2021 at 10:00 a.m. (Pacific Time). The annual meeting will be conducted online through a live webcast, which is often referred to as a "virtual meeting" of shareholders. As digital transformation makes our lives safer, more efficient and more convenient, our virtual shareholder meeting format allows us to increase shareholder access, save us and our shareholders time and money and preserve our shareholders' rights and opportunities to participate in the meeting as effectively as they could by attending the meeting in person. Particularly at a time of continued limitations on public gatherings and travel, our digital format allows shareholders to participate safely, conveniently and effectively. You will be able to listen to the official meeting, submit questions and comments and vote your shares from any location with an Internet connection. You also will be able to submit questions before the meeting. You can participate by visiting www.virtualshareholdermeeting.com/NOW2021. As a shareholder, all you need to join the meeting is the 16-digit control number that is printed in the box marked by the arrow on your Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability"). You may also submit comments and questions before the meeting at the same website address.

We have elected to deliver our proxy materials to our shareholders over the Internet under the Securities and Exchange Commission rules that allow companies to do so. This delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting our shareholders' timely access to this important information. On or about April 26, 2021, we expect to mail to our shareholders the Notice of Internet Availability containing instructions on how to access our proxy statement for our 2021 Annual Meeting of Shareholders and our 2020 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote by mail or over the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail.

The matters we will discuss and vote on at the 2021 Annual Meeting of Shareholders are described in the notice of annual meeting on the next page, as well as the full proxy statement.

Please use this opportunity to share your views by participating in our meeting and voting your shares. Even if you cannot participate in the meeting, please vote over the Internet or by telephone or request, sign and return a proxy card to ensure your representation at the meeting. Your vote is important.

We appreciate your continued support of ServiceNow as we strive to become the defining enterprise software company of the 21st century.

Sincerely,

[signature: Bill McDermott]

William R. "Bill" McDermott
President and Chief Executive Officer



2225 Lawson Lane
Santa Clara, California 95054

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2021 Annual Meeting of Shareholders (together with any adjournments, postponements or other delays thereof, the "Annual Meeting") of ServiceNow, Inc., a Delaware corporation (the "Company"), will be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2021 on Monday, June 7, 2021 at 10:00 a.m. (Pacific Time).

We are holding the Annual Meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect five directors, each to serve until the next annual meeting of shareholders and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

2. To hold a non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "Say-on-Pay");

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2021;

4. To approve an amendment to our Restated Certificate of Incorporation, as amended, to provide shareholders with the right to call a special meeting;

5. To approve the 2021 Equity Incentive Plan to replace our 2012 Equity Incentive Plan; and

6. To approve the Amended and Restated 2012 Employee Stock Purchase Plan.

In addition, shareholders may be asked to consider and vote upon such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on April 9, 2021 are entitled to notice of, and to vote at, the Annual Meeting. For 10 days prior to the Annual Meeting, a complete list of the shareholders entitled to vote at the Annual Meeting will be available upon request via ir@servicenow.com for examination by any shareholder for any purpose relating to the Annual Meeting.

All shareholders are invited to attend the Annual Meeting. Any shareholder attending the Annual Meeting may vote online at the Annual Meeting even if the shareholder previously voted. The previous votes will be superseded by the vote such shareholder casts online at the Annual Meeting.

Thank you for your continued support of ServiceNow.

By Order of the Board of Directors,
Russell S. Elmer
General Counsel and Secretary

Santa Clara, California
April 26, 2021

Whether or not you expect to attend the Annual Meeting, we encourage you to read this proxy statement and vote over the Internet, by telephone or by requesting and submitting your proxy card as soon as possible, so that your shares may be represented at the Annual Meeting. For specific instructions on how to vote your shares, please refer to the section titled "*Questions and Answers*" beginning on page 1 of the proxy statement and the instructions on the enclosed Notice of Internet Availability.



STATEMENT FOR 2021 ANNUAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS

SERVICENOW, INC.

2225 Lawson Lane
Santa Clara, California 95054

PROXY STATEMENT FOR THE 2021 ANNUAL MEETING OF SHAREHOLDERS

April 26, 2021

GENERAL INFORMATION

We are soliciting the accompanying proxy on behalf of the board of directors (the "Board of Directors" or the "Board") of ServiceNow, Inc. (the "Company" or "ServiceNow") for use at the Company's 2021 Annual Meeting of Shareholders (together with any adjournments, postponements or other delays, the "Annual Meeting") to be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2021 on Monday, June 7, 2021 at 10:00 a.m. (Pacific Time).

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters will be voted on at the Annual Meeting?

The following items will be voted on at the Annual Meeting:

- The election of five directors, each to serve until the next annual meeting of shareholders and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal;

- A non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "Say-on-Pay");

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2021;

- The amendment to the Company's Restated Certificate of Incorporation, as amended ("Charter"), to provide shareholders with the right to call a special meeting;

- The approval of the 2021 Equity Incentive Plan ("2021 EIP") to replace our 2012 Equity Incentive Plan ("Prior Plan");

- The approval of the Amended and Restated 2012 Employee Stock Purchase Plan ("Restated ESPP"); and

- Any other business that may properly come before the Annual Meeting.

What are the voting recommendations of our Board of Directors?

Our Board of Directors recommends that you vote:

- "FOR" the election of each of Susan L. Bostrom, Jonathan C. Chadwick, Lawrence J. Jackson, Jr., Frederic B. Luddy, and Jeffrey A. Miller as directors, each to serve until the next annual meeting of shareholders and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

- "FOR" the approval, on an advisory and non-binding basis, of the compensation of our named executive officers (commonly referred to as "Say-on-Pay");

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2021;

- "FOR" the amendment to our Charter to provide shareholders with the right to call a special meeting;

- "FOR" the approval of the 2021 EIP to replace the Prior Plan; and

- "FOR" the approval of the Restated ESPP.

If any other items of business or other matters are properly brought before the Annual Meeting and you have not given us prior instruction on how to vote your shares, your proxy gives authority to the persons named on the proxy card to vote those shares with respect to those items of business or other matters. The persons named on the proxy card intend to vote the proxy in accordance with their best judgment. Our Board of Directors does not intend to bring any other matters to be voted on at the Annual Meeting. We are not currently aware of any other matters that may properly be presented by others for action at the Annual Meeting.

Where can I access the proxy materials?

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our shareholders via the Internet instead of mailing printed copies of those materials to each shareholder. However, on or about April 26, 2021, we expect to mail to our shareholders a Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access our proxy materials, including this proxy statement and our 2020 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote over the Internet, by telephone and by mail and includes instructions on how to receive a paper copy of the proxy materials by mail.

This process is designed to reduce our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting your timely access to this important information. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

What is the record date?

Only holders of record of our common stock at the close of business on April 9, 2021 (the "Record Date") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 197,447,987 shares of common stock outstanding and entitled to vote. No shares of preferred stock were outstanding as of such date.

What is a quorum?

The holders of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting as of the close of business on the Record Date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are virtually present and vote online at the meeting or if you have properly submitted a proxy. Both abstentions and broker non-votes (described below) are counted for the purpose of determining the presence of a quorum. If a quorum is not obtained, the chairperson of the Annual Meeting or the holders of a majority of the shares of common stock present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Who is entitled to vote?

Shareholder of Record. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares. As a shareholder of record, you may vote online at the Annual Meeting, by telephone, over the Internet, or by filling out and returning the proxy card.

Beneficial Owner. If, at the close of business on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee on your behalf, then you are considered to be the "beneficial owner" of shares. In the system of record used for identifying shareholders, those shares will be reported as being held by the nominee (e.g., your brokerage firm). We refer to those shares as being held in "street name." As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account by following the voting instructions that your nominee provides. The nominee that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record in that case, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

How many votes do I have?

Each holder of shares of common stock is entitled to one vote for each share of common stock held as of the close of business on the Record Date. You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner in street name through a brokerage firm, bank or other nominee.

Why are you holding a virtual meeting and how can I attend?

We believe hosting our Annual Meeting virtually expands access and enables improved communication by allowing shareholders to participate from any location. Digital transformation of experiences like our Annual Meeting allow shareholders to gather safely and without the burden to the environment from traveling. We have designed our virtual format to expand, rather than reduce, shareholder access, participation and communication. Shareholders will be able to attend our Annual Meeting, vote and submit questions online from virtually any location around the world.

We do not place restrictions on the type or form of questions that you may ask; however, we ask that you be respectful, and we reserve the right to edit profanity or other inappropriate language for publication. During the live Q&A portion of the Annual Meeting, we will answer questions as they come in and address those asked in advance, as time permits. We have committed to publishing and answering each question received on the Investor Relations section of our website, which can be found at https://investors.servicenow.com, following the Annual Meeting. Although the live webcast is available only to shareholders at the time of the Annual Meeting, a replay of the Annual Meeting will be publicly available 24 hours after the Annual Meeting at www.virtualshareholdermeeting.com/NOW2021. Our virtual Annual Meeting website contains instructions for addressing technical and logistical issues related to accessing the virtual Annual Meeting and accessing technical support to assist a shareholder who encounters any difficulties accessing the virtual Annual Meeting.

To participate in our virtual Annual Meeting, including to vote, ask questions and view the list of shareholders as of the Record Date entitled to vote at the Annual Meeting during the Annual Meeting, visit www.virtualshareholdermeeting.com/NOW2021 and enter your 16-digit control number included in the Notice of Internet Availability, on your proxy card or in the instructions that accompanied your proxy materials.

How do I vote?

Shareholders of Record. If you are a shareholder of record, you may vote in one of the following ways:

- **You may vote by telephone or over the Internet**. To vote by telephone or over the Internet, follow the instructions provided in the Notice of Internet Availability or proxy card. If you vote by telephone or over the Internet, you do not need to return a proxy card by mail.

- **You may vote by mail**. If you request or receive a paper proxy card, simply sign and date the proxy card and return it in the envelope provided.

- **You may vote online at the Annual Meeting website**. If you plan to attend the Annual Meeting, you may vote online at the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/NOW2021. Please have your 16-digit control number to join the Annual Meeting.

Votes submitted by telephone, over the Internet or by mail must be received by 11:59 p.m., Eastern Time, on June 6, 2021. Submitting your proxy (whether by telephone, over the Internet or by mail if you request or receive a paper proxy card) will not affect your right to vote online at the Annual Meeting should you decide to attend.

Beneficial Owners. If you are the beneficial owner of shares held of record by a brokerage firm, bank or other nominee (as described above in the question "Who is Entitled to Vote?"), you will receive voting instructions from your nominee. You must follow the voting instructions provided by your nominee to instruct your nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your brokerage firm, bank or other nominee. As discussed above, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

What are abstentions and broker non-votes, and what are the effects of those? How many votes are needed for approval of each matter?

Abstentions. An abstention represents a shareholder's affirmative choice to decline to vote on a proposal. If a shareholder indicates that it wishes to abstain from voting its shares, or if a brokerage firm, bank or other nominee holding its customers' shares of record causes abstentions to be recorded for such shares, the shares will be considered present and entitled to vote at the Annual Meeting. As a result, abstentions will be counted for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when shares held by a brokerage firm, bank or other nominee holding shares for a beneficial owner are not voted with respect to a proposal because (1) the brokerage firm or other nominee has not received voting instructions from the shareholder who beneficially owns the shares and (2) the brokerage firm or other nominee lacks the authority to vote the shares in the brokerage firm's discretion. Under the rules of the NYSE, brokerage firms, banks and other nominees do not have discretionary authority to vote shares with respect to Proposal No. 1 (election of directors), Proposal No. 2 (compensation of named executive officers), Proposal No. 4 (Charter Amendment), Proposal No. 5 (2021 EIP) or Proposal No 6. (Restated ESPP), but do have discretionary authority to vote shares with respect to Proposal No. 3 (ratification of independent registered public accounting firm). This means that, for example, if you hold your shares at a brokerage firm and do not instruct your broker on how to vote your shares, the broker will not vote your shares for Proposals 1, 2, 4, 5, or 6, but may vote your shares for Proposal 3. For every matter other than Proposal No. 4, broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes cast for or against a proposal. Therefore, a broker non-vote will make a quorum more readily attainable, but will not otherwise affect the outcome of the vote on any proposal other than Proposal No. 4.

Proposal	Votes Required for Approval	How May You Vote?	Will "Broker Non-Votes" impact the outcome?	Will "Abstentions" impact the outcome?
Proposal No. 1: Election of Directors	Votes cast "For" such nominee exceed the votes cast "Against" such nominee[1]	"For", "Against", or "Abstain" with respect to each nominee	No	No, so long as quorum exists
Proposal No. 2: Advisory vote to approve the compensation of our named executive officers[2]	Majority of votes cast "For" or "Against"[3]	"For", "Against", or "Abstain"	No	No, so long as quorum exists
Proposal No. 3: Ratification of the appointment of PricewaterhouseCoopers LLP	Majority of votes cast For" or "Against"[3]	"For", "Against", or "Abstain"	Not applicable as brokers generally have discretion to vote uninstructed shares on this proposal	No, so long as quorum exists
Proposal No. 4: Amendment to our Charter to provide shareholders with the right to call a special meeting	Majority of all of the outstanding shares of capital stock[4]	"For", "Against", or "Abstain"	Yes, same as a vote against	Yes, same as a vote against
Proposal No. 5: Approval of 2021 EIP	Majority of votes cast[5]	"For", "Against", or "Abstain"	No	Yes, same as a vote against[5]
Proposal No. 6: Approval of Restated ESPP	Majority of votes cast For" or "Against"[3]	"For", "Against", or "Abstain"	No	No, so long as quorum exists

_____

(1) Our Restated Bylaws ("Bylaws") provide that in any uncontested election, a director nominee shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Under our Corporate Governance Guidelines, if any director nominee does not receive more than 50% of the vote FOR his or her nomination from the shares voted with respect to such nominee, the director nominee will tender his or her resignation and our Board will decide whether to accept that resignation.

(2) This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and procedures described in this proxy statement. As an advisory vote, *this proposal is not binding*. However, our Board and Leadership Development and Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers.

(3) Our Bylaws provide, that unless otherwise provided by law, the rules of the New York Stock Exchange (the "NYSE"), or our Charter, as applicable, every matter other than Proposal No. 1 will be decided by the affirmative vote of the majority of the voting power of shares of stock entitled to vote on the proposal that are virtually present or represented by proxy at the Annual Meeting and are voted for or against the matter. See footnotes (1), (4) and (5) for further details on the applicable voting standards for Proposal Nos. 1, 4 and 5, respectively.

(4) An amendment to our Charter requires the affirmative supermajority vote of the holders of at least two-thirds of all outstanding shares of common stock unless two-thirds of our Board has approved such amendment, in which case such amendment would require only the affirmative vote of the holders of at least a majority of all outstanding shares of common stock. The Board has unanimously approved the Charter Amendment; therefore, the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote generally in the election of directors is required to approve this proposal.

(5) For purposes of compliance with the NYSE listing standards, approval of the 2021 EIP will require a majority of votes cast and abstentions will be counted as "votes cast" for such purpose. As a result, for this purpose, abstentions will have the same effect as votes cast against this proposal.

Who will pay for the expenses of solicitation?

The expenses of soliciting proxies will be paid by the Company. Following the original mailing of the soliciting materials, the Company and its agents may solicit proxies by mail, electronic mail, telephone, by other similar means or in person. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail or otherwise. Following the original mailing of the soliciting materials, the Company will request brokerage firms, banks or other nominees to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, the Company, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur. We do not currently plan to retain a proxy solicitor to assist in the solicitation of proxies.

Can I revoke my proxy or change my vote?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- delivering to the Corporate Secretary of the Company a written notice stating that the proxy is revoked;

- signing, dating and delivering a proxy bearing a later date;

- voting again by telephone or over the Internet; or

- virtually attending and voting online at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Beneficial Owners. If you are a beneficial owner (as described above in the question "Who is Entitled to Vote?"), you must contact the brokerage firm, bank or other nominee holding your shares and follow its instructions to change your vote or revoke your proxy.

Where can I find the voting results of the Annual Meeting?

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Current Report on Form 8-K and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

We are committed to strong corporate governance. Our governance practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our shareholders.

Board and Corporate Governance Highlights

Our Board provides rigorous independent oversight and has the breadth and depth of expertise necessary to guide business strategy and create shareholder value. Our Board is highly independent, with diverse backgrounds, experience and perspectives.



Tenure
~6-Year Average Tenure
4 / 4 / 2
■ 0 - <4 years ■ 4 - <8 years ■ 8+ years



Diversity
40% Diverse
3 / 1 / 6
■ Gender ■ Racial/Ethnic



Independence
80% Independent
8 / 2
■ Independent ■ Not Independent

Key highlights of our Board and corporate governance practices are set forth below.

Corporate and Compensation Governance Highlights	
✓ 100% Independent Committee Members	✓ Ongoing Shareholder Engagement
✓ Strong Lead Independent Director	✓ Comprehensive Board Risk Oversight
✓ Separate Chair and CEO	✓ Stock Ownership Guidelines for Directors and Executive Officers
✓ Majority Voting Standard for Directors with Resignation Policy	✓ Prohibition on Hedging and Pledging
✓ Annual Board and Committee Evaluation	✓ Annual Say-on-Pay Vote
✓ Regular Executive Sessions of Independent Directors	✓ Clawback Policy
✓ Proxy Access Bylaws (3/3/20/20)	✓ Rigorous Director Selection Process
✓ Formal CEO Evaluation Process	✓ Diverse Board
✓ Significant Portion of Compensation at Risk for our CEO and Executive Officers	✓ Equity-Based Compensation is a Significant Portion of Pay for our CEO and Executive Officers with Multi-Year Vesting Requirements on Equity
✓ Performance-Based Incentives Tied to Shareholder Interests	✓ No Pension or Retirement Plan
✓ Annual Executive Compensation Review	✓ No 280G Tax Gross-Ups

Recent Board Composition Changes

On October 26, 2020, upon the recommendation of our Nominating and Governance Committee, our Board of Directors increased the size of the Board from 10 to 11 members and appointed one independent director, Lawrence J. Jackson, Jr., to serve as a Class III director. Mr. Jackson brings deep consumer experience to the Board of Directors.

On November 10, 2020, Tamar O. Yehoshua informed the Board of Directors of her resignation from the Board, effective as of December 31, 2020. The Board of Directors expressed its appreciation for Ms. Yehoshua's service to the Company and her invaluable contributions to the Board of Directors during her term of service. On November 14, 2020, the Board of Directors, including the Nominating and Governance Committee, decreased the size of the Board from 11 to 10 members, effective as of December 31, 2020.

Our Board of Directors

Our Board of Directors is currently composed of 10 members. Eight of our directors are independent within the meaning of the listing standards of the NYSE. Our Board of Directors is currently divided into three staggered classes of directors, but will be fully declassified by the 2023 annual meeting of shareholders. Starting with the Annual Meeting, director nominees will be elected for a one-year term and will no longer be elected to a class. Class I directors will be elected for annual terms beginning at the 2022 annual meeting of shareholders and the Class II directors will be elected for annual terms beginning at the 2023 annual meeting of shareholders.

The following table sets forth the names, ages and certain other information as of the Record Date, for each of our director nominees and for each of the continuing members of our Board of Directors.

Director Nominees	Class	Age	Position	Director Since
Susan L. Bostrom*		60	Director	2014
Jonathan C. Chadwick*		55	Director	2016
Lawrence J. Jackson, Jr.*		40	Director	2020
Frederic B. Luddy		66	Chairman of the Board	2004
Jeffrey A. Miller*		70	Lead Independent Director	2011
Continuing Directors	**Class**	**Age**	**Position**	**Director Since**
Teresa Briggs*	I	60	Director	2019
Paul E. Chamberlain*	I	57	Director	2016
William R. McDermott	II	59	President, Chief Executive Officer & Director	2019
Anita M. Sands*	II	44	Director	2014
Dennis M. Woodside*	II	52	Director	2018

---

* Denotes Independent Director

Summary of Director Experience and Qualifications

The matrix below summarizes what our Board believes are some of the most relevant types of experience, qualifications, attributes and skills possessed by our directors. While the Board considered these characteristics in connection with the director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors. Additional biographical descriptions of each nominee and continuing director are set forth in the text below the table.

	McDermott	**Bostrom**	**Briggs**	**Chadwick**	**Chamberlain**	**Jackson**	**Luddy**	**Miller**	**Sands**	**Woodside**
Significant technical or business experience in software industry	✓	✓	✓	✓	✓		✓	✓	✓	✓
Experience as CEO or senior executive at a public company or other large organization	✓	✓	✓	✓	✓		✓	✓	✓	✓
Experience at high-growth organization with $5+ billion annual revenue	✓	✓	✓	✓		✓				✓
Experience as a director of another public company	✓	✓	✓	✓	✓			✓	✓	
Risk management experience	✓		✓	✓	✓				✓	
Designated audit committee financial expert for 2021			✓	✓	✓					
Multi-product or multi-segment company experience	✓	✓	✓	✓		✓	✓	✓		✓
Leadership experience involving global operations	✓	✓		✓	✓	✓	✓	✓	✓	✓
Knowledge of future enterprise architectures	✓						✓		✓	✓
Experience with large scale transformations in key functions	✓	✓	✓	✓		✓			✓	
Experience with M&A, debt and equity financings and other strategic transactions	✓		✓	✓	✓			✓		✓
Non-corporate experience (non-profits and education)		✓	✓		✓	✓		✓	✓	✓

Nominees for Director

Susan L. Bostrom Independent Former Executive Vice President, Chief Marketing Officer, and Head of Worldwide Government Affairs of Cisco Systems, Inc. ServiceNow Committees: *Leadership Development and Compensation Committee; Nominating and Governance Committee (Chair)*	Susan L. Bostrom has served on our Board of Directors since July 2014. From January 2006 to January 2011, Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs of Cisco Systems, Inc., a networking equipment provider. Prior to that, from 1997 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including Senior Vice President, Global Government Affairs and the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom serves on the boards of directors of Cadence Design Systems, Inc., an electronic design software company (through May 2021), Nutanix, Inc., an enterprise cloud computing company, and Anaplan, a software company. Ms. Bostrom previously served as a member of the board of directors of Varian Medical Systems, Inc., a manufacturer of medical devices and software, Marketo, Inc., a provider of software as a service marketing automation solutions, until its acquisition by Vista Equity Partners in 2016 and Rocket Fuel Inc., an artificial intelligence media buying company, until its acquisition by Sizmek in 2017. Ms. Bostrom holds a B.S. degree in Business from the University of Illinois and an M.B.A. degree from the Stanford Graduate School of Business. Our Board of Directors believes that Ms. Bostrom possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her extensive experience and leadership roles in the technology industry, her knowledge of marketing, and her experience serving on the boards of directors of other publicly-traded technology companies.

Jonathan C. Chadwick Independent Former Executive Vice President, Chief Financial Officer and Chief Operating Officer of VMware, Inc. ServiceNow Committees: *Audit Committee*	Jonathan C. Chadwick has served on our Board of Directors since October 2016. Since April 2016, Mr. Chadwick has been a director, advisor and private investor in various technology companies. Mr. Chadwick served as the Executive Vice President, Chief Financial Officer and Chief Operating Officer at VMware, Inc., a virtualization and cloud infrastructure solutions company, from November 2012 to April 2016. Prior to VMware, he served as the Chief Financial Officer of Skype, an internet communications company, and as a corporate vice president of Microsoft Corporation after its acquisition of Skype in October 2011. From 2010 to 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security technology company. From 1997 to 2010, he held various finance roles at Cisco Systems, Inc., a provider of communications and networking products and services. Mr. Chadwick currently serves on the board of directors of Elastic N.V., a search engine company, and Zoom Video Communications, Inc., a cloud video communications company. Mr. Chadwick also previously worked for Coopers & Lybrand LLP in various accounting roles in the U.S. and the U.K. Mr. Chadwick holds an honors degree in Electrical and Electronic Engineering from the University of Bath, U.K. Our Board of Directors believes that Mr. Chadwick's extensive management experience and experience in the software industry give him the breadth of knowledge and valuable understanding of our industry to qualify him to serve as a member of our Board of Directors. Further, Mr. Chadwick's depth of knowledge of financial and accounting issues, having spent over two decades in senior financial roles in the software industry, provides him with the necessary and desired skills and experience to perform audit committee functions.

Lawrence J. Jackson, Jr. Independent Global Creative Director, Apple Music of Apple Inc.	Larry Jackson has served on our Board of Directors since October 2020. Since August 2014, Mr. Jackson has served as Global Creative Director, Apple Music at Apple Inc., a designer and manufacturer of electronic devices and related software and services. From June 2011 to August 2014, Mr. Jackson served as Executive VP, Interscope Geffen A&M at Universal Music Group, a subsidiary of Vivendi S.A., a French multinational media and telecommunications company. In 2014, Mr. Jackson also served as Chief Content Officer at Beats Music prior to its acquisition by Apple Inc. From September 2000 to October 2010, Mr. Jackson served as President, A&R Arista Records, EVP, RCA Music Group, and various positions at Sony Music, a subsidiary of Sony Corporation, a global conglomerate across a number of media, technology and other industries. Our Board of Directors believes that Mr. Jackson's extensive consumer experience, innovative mindset and experience launching and overseeing successful consumer services bring unique dimensions to our Board of Directors and give him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.

Frederic B. Luddy Chairman of the Board Founder and Former President, Chief Executive Officer and Chief Product Officer of ServiceNow	Frederic B. Luddy founded ServiceNow in June 2004 and has served on our Board of Directors since inception and as Chairman of our Board since April 2018. Mr. Luddy served as our Chief Executive Officer from June 2004 to May 2011, and from May 2011 to August 2016 he served as our Chief Product Officer. From April 1990 to October 2003, Mr. Luddy served as Chief Technology Officer of Peregrine Systems, Inc., an enterprise software company. Prior to joining Peregrine Systems, Mr. Luddy founded Enterprise Software Associates, a software company, and was employed by Boole and Babbage, Inc., a software company, and the Amdahl Corporation, an information technology company. Our Board of Directors believes Mr. Luddy's experience as the founder of ServiceNow, his knowledge of software and the software industry, as well his executive level experience and expertise in software and hardware development give him the breadth of knowledge and leadership capabilities that qualify him to serve as a member of our Board of Directors.

Jeffrey A. Miller Lead Independent Director Chief Executive Officer of JAMM Ventures ServiceNow Committees: *Leadership Development and Compensation Committee (Chair)*	Jeffrey A. Miller has served on our Board of Directors since February 2011 and as our lead independent director since October 2017. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a business consulting firm, since January 2002. In addition, Mr. Miller has served as a trustee for Santa Clara University since October 2012. From January 2002 to March 2006, Mr. Miller served as a Venture Partner with Redpoint Ventures. From July 1993 to July 2001, Mr. Miller also served as President and Chief Executive Officer of Documentum, Inc., a management information company. Mr. Miller previously served on the board of directors of Data Domain, Inc., an electronic storage solution company, and McAfee, Inc., a security technology company. Mr. Miller holds a B.S. degree in Electrical Engineering and Computer Science and an M.B.A. degree from Santa Clara University. Our Board of Directors believes that Mr. Miller's consulting and investment experience and his experience on the boards of directors of other publicly-traded companies in the information technology industry give him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.

Teresa Briggs Independent Former Vice Chair & West Region Managing Partner of Deloitte LLP ServiceNow Committees: *Audit Committee (Chair)*	Teresa Briggs has served on our Board of Directors since March 2019. From June 2013 to August 2019, Ms. Briggs served as Vice Chair & West Region Managing Partner of Deloitte LLP and from June 2011 to August 2019 as Managing Partner, San Francisco. Ms. Briggs also served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. In her work with Deloitte, Ms. Briggs played a central role in building a structure and go-to-market strategy in consulting for non-audit clients. Ms. Briggs also served as an adjunct member of Deloitte's Center for Board Effectiveness and built a program for Bay Area-based female corporate directors that now totals over 100 members. Ms. Briggs currently serves on the board of directors of Snowflake Inc., a cloud-data platform company, DocuSign, Inc., a provider of electronic signature technology and digital transaction management services, and VG Acquisition Corp, a special purpose acquisition company. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. Our Board of Directors believes that Ms. Briggs possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her deep financial and strategic acumen. Further, Ms. Briggs' financial expertise provides her with the necessary skills and experience to perform audit committee functions.

Paul E. Chamberlain Independent Financial Advisor; Former Managing Director and Co-Head of Global Technology Banking of Morgan Stanley ServiceNow Committees: *Audit Committee;* *Nominating and Governance Committee*	Paul E. Chamberlain has served on our Board of Directors since October 2016. Mr. Chamberlain currently operates PEC Ventures, LLC, which invests in and advises high-growth companies in the technology, health care and professional services sectors. From July 1990 to January 2015, Mr. Chamberlain worked at Morgan Stanley & Co., most recently serving as Managing Director and Co-Head of Global Technology Banking and as a member of the Investment Banking Division's Operating Committee. Mr. Chamberlain currently serves on the board of directors of TriNet Group, Inc., a provider of human resources solutions, and Veeva Systems Inc., a provider of business solutions for the global life sciences industry. He also serves as Chair of the Strategic Advisory Committee of JobTrain, a vocational and life skills training group focused on the neediest in the Silicon Valley community. Mr. Chamberlain holds a B.A. degree in History, magna cum laude, from Princeton University and received an M.B.A. degree from Harvard Business School. Mr. Chamberlain currently leads classes on Entrepreneurial Finance at Santa Clara University. Our Board of Directors believes that Mr. Chamberlain's investment banking experience, his experience in equity investments and advising on strategic transactions as well as his ongoing board service at two other publicly-traded technology companies give him the breadth of knowledge and valuable understanding of our industry that qualify him to serve as a member of our Board of Directors. Further, Mr. Chamberlain's financial expertise provides him with the necessary skills and experience to perform audit committee functions.

William R. McDermott President and Chief Executive Officer	William R. McDermott has served as our President and Chief Executive Officer and as a member of our Board of Directors since November 2019. From 2010 through 2014, Mr. McDermott served as Co-Chief Executive Officer, and from 2014 until October 2019, as sole Chief Executive Officer, of SAP SE ("SAP"), a multinational software company providing enterprise software. Mr. McDermott joined SAP in 2002 as Chief Executive Officer of SAP America, Inc., and served on the SAP Executive Board from 2008 until October 2019. Prior to joining SAP, Mr. McDermott served as Executive Vice President of Worldwide Sales and Operations at Siebel CRM Systems, Inc. from 2001 to 2002 and served as President of Gartner, Inc. from 2000 to 2001. Mr. McDermott currently serves on the board of directors of Fisker Inc., an automotive technology company. Mr. McDermott studied Business Management at Dowling College, received his M.B.A from Northwestern University's Kellogg School of Management and completed the Executive Development Program at the Wharton School of Business. Our Board of Directors believes that Mr. McDermott's management experience and business expertise, including his prior executive level leadership and experience in scaling companies, as well as his past board service at a number of other publicly-traded technology companies, give him the operational expertise, breadth of knowledge and understanding of our industry that qualify him to serve as a member of our Board of Directors.
Anita M. Sands Independent Former Group Managing Director, Head of Change Leadership of UBS Financial Services ServiceNow Committees: *Audit Committee;* *Nominating and Governance Committee*	Anita M. Sands has served on our Board of Directors since July 2014. From April 2012 to September 2013, Ms. Sands served as Group Managing Director, Head of Change Leadership and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Ms. Sands was Group Managing Director and Chief Operating Officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Ms. Sands was a Transformation Consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Ms. Sands was Managing Director, Head of Transformation Management at Citigroup N.A.'s Global Operations and Technology organization. Ms. Sands also held several leadership positions with RBC Financial Group and CIBC. Ms. Sands currently serves on the board of directors of Pure Storage, Inc., a provider of enterprise flash storage solutions, iStar, a New York based real estate development company, SVF Investment Corp., a special purpose acquisition company, and Khosla Ventures Acquisition Co. II, a special purpose acquisition company. Ms. Sands holds a B.S. degree in Physics and Applied Mathematics from The Queen's University of Belfast, Northern Ireland, a Ph.D. degree in Atomic and Molecular Physics from The Queen's University of Belfast, Northern Ireland and an M.S. degree in Public Policy and Management from Carnegie Mellon University. Our Board of Directors believes that Ms. Sands possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her extensive experience and leadership roles in the financial services industry and her experience on the boards of directors of other publicly-traded technology companies.

Dennis M. Woodside Independent President of Impossible Foods Inc. ServiceNow Committees: *Leadership Development and Compensation Committee*	Dennis M. Woodside has served on our Board of Directors since April 2018. Since March 2019, Mr. Woodside has served as President of Impossible Foods Inc., a company that develops plant-based substitutes for meat and dairy products. From April 2014 to September 2018, Mr. Woodside served as Chief Operating Officer of Dropbox, Inc., a cloud-based storage and collaboration company. From May 2012 to April 2014, Mr. Woodside served as Chief Executive Officer for Motorola Mobility LLC, a consumer electronics and telecommunications company now owned by Lenovo Group Ltd. From March 2009 to September 2011, Mr. Woodside served as President, Americas & Senior Vice President for Google Inc., a global technology company. Mr. Woodside holds a B.S. degree in Industrial Relations from Cornell University and a J.D. degree from Stanford Law School. Our Board of Directors believes that Mr. Woodside's management experience and business expertise, including his experience as a chief operating officer, gives him the operational expertise, breadth of knowledge and understanding of our industry that qualify him to serve as a member of our Board of Directors.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, orientation of new directors, continuing education for directors, and other policies for the governance of the Company. Our Corporate Governance Guidelines are available in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources," which can be found at http://investors.servicenow.com. The Corporate Governance Guidelines are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board of Directors to respond to changes in regulations and generally accepted practices.

Board Leadership Structure and Lead Independent Director

Recognizing that there is no single approach to board structure that is best for all companies, our Corporate Governance Guidelines permit our Board of Directors to choose its Chair in any way that it considers in the best interests of the Company and its shareholders. The Board believes that separating the roles of CEO and Board Chair is the appropriate approach for us and our shareholders. Periodically, our Nominating and Governance Committee will consider whether to change that structure. However, our Corporate Governance Guidelines provide that if the positions of Chair and CEO are held by the same person, the independent directors shall designate one independent director as "Lead Independent Director."

At this time, the Board has designated Fred Luddy as its Chair. Mr. Luddy is our founder, and his vision that a technology platform could simplify the management of workflows for the people doing the work led to the establishment of our Company. As our Company grew, Mr. Luddy stepped aside as CEO to serve as the Company's Chief Product Officer, a position he held from May 2011 to August 2016. During his tenure as Chief Product Officer, Mr. Luddy was continually focused on making our products easier for people to use. As our Board Chair, Mr. Luddy serves a vital role in helping Mr. McDermott, our CEO, maintain a consistent focus on product innovation and customer experience while leveraging our CEO's deep management expertise to manage and continue to grow the business. Our Board believes that the combination of Mr. Luddy as our Chair and Mr. McDermott as our CEO represents a powerful set of complementary skills that will continue to help us scale rapidly in a very competitive industry.

Given that Mr. Luddy is our founder and served as our Chief Product Officer until 2016, the Board does not consider Mr. Luddy to be "independent." Therefore, the Board also designated a Lead Independent Director, as discussed in more detail below.

Substantively, the Chair serves as a mentor and coach to the CEO, helps the Board understand our technology and innovation and helps lead the discussion of our strategy and vision. Administratively, the responsibilities of the Chair include serving as the Chair of the Board meetings and performing such other functions and responsibilities as requested by our Board from time to time.

Our Board has designated Jeffrey A. Miller to serve as the Lead Independent Director. The responsibilities of the Lead Independent Director include:
- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of independent directors;
- encouraging direct dialogue between the directors and management;
- serving as a liaison between the Chair and the independent directors;
- disseminating information, decisions, suggestions, views or concerns expressed by independent directors to the Chair, the rest of the Board and management;
- providing leadership to the Board if circumstances arise in which the role of CEO and Chair may be, or may be perceived to be, in conflict;
- facilitating discussion and open dialogue among the independent directors;
- guiding our outreach to major shareholders and meeting with those shareholders; and
- performing such other functions and responsibilities as requested by our Board of Directors from time to time, including leading the process to retain and onboard new executive officers.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight.



Board of Directors

- *monitors and assesses strategic and operational risks, including* ***financial, cybersecurity, privacy, intellectual property, business continuity, human capital management, diversity and inclusion and ESG***
- *oversees the steps management has taken to monitor and control exposures*

Audit Committee

- directly supervises our internal audit function
- considers and discusses Company guidelines, policies and internal controls that govern risk assessment and management
- provides oversight of our major financial and reporting risks, and the steps our management has taken to monitor and control these exposures
- monitors compliance with legal and regulatory requirements

Compensation Committee

- assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking, as more fully described below in the section titled "*Compensation Risk Assessment*"
- assesses human capital management risks, including leadership succession, pay equity, employee development and benefits

Nominating and Governance Committee

- assesses our ESG, including diversity and inclusion, risks and oversees such programs
- oversees the effectiveness of our governance framework and Board and our compliance with our Code of Ethics, including any conflicts of interest requirements

Independence of Directors

Our Board of Directors determines the independence of our directors by applying the independence principles and standards established by the NYSE and SEC rules and regulations. Such standards provide that a director is independent only if the board of directors affirmatively determines that the director has no material relationship with the company or any relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The standards also specify various relationships that preclude a determination of director independence. Material relationships may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board of Directors annually reviews the independence of the Company's directors, taking into account all relevant facts and circumstances. In its most recent review, our Board of Directors considered, among other things, the relationships that each non-employee director has with the Company and all other facts and circumstances our Board of Directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

Based upon this review, our Board of Directors has determined that the following director nominees and members of our Board of Directors are currently independent:

Susan L. Bostrom	Lawrence J. Jackson, Jr.
Teresa Briggs	Jeffrey A. Miller
Jonathan C. Chadwick	Anita M. Sands
Paul E. Chamberlain	Dennis M. Woodside

Committees of Our Board of Directors

Our Board of Directors has established an Audit Committee in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Leadership Development and Compensation Committee (the "Compensation Committee") and a Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available, without charge, upon request in writing to ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: General Counsel or under the link to "Governance" in the Investor Relations section of our website under the section titled "Resources," which can be found at http://investors.servicenow.com. Members serve on these committees until their resignations or until otherwise determined by our Board of Directors.

The members of the committees as of the date of this proxy statement are identified in the following table:

Director	Audit	Leadership Development and Compensation	Nominating and Governance
Susan L. Bostrom		☑	Chair
Teresa Briggs	Chair		
Jonathan C. Chadwick	☑		
Paul E. Chamberlain	☑		☑
Jeffrey A. Miller		Chair	
Anita M. Sands	☑		☑
Dennis M. Woodside		☑	

Audit Committee

Our Audit Committee assists the Board in overseeing the integrity of our financial statements and our compliance with our legal and policy obligations. The Audit Committee is currently comprised of Ms. Briggs, who is the Chair, Ms. Sands and Messrs. Chadwick and Chamberlain. Prior to April 16, 2021, the Audit Committee was comprised of Mr. Chadwick, who was the Chair, and Mss. Briggs and Sands and Mr. Chamberlain. The composition of our Audit Committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Each member of our Audit Committee is financially literate as required by current NYSE listing standards. In addition, our Board of Directors has determined that each of Messrs. Chadwick and Chamberlain and Ms. Briggs is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on Messrs. Chadwick or Chamberlain or Ms. Briggs any duties, obligations or liabilities that are greater than are generally imposed on any other member of our Audit Committee or our Board of Directors. Messrs. Chamberlain and Chadwick each currently serve on the audit committees of two other public companies. Mss. Briggs and Sands each currently serve on the audit committees of three other public companies. Our Board of Directors has determined that such simultaneous service does not impair the ability of any of Mss. Briggs or Sands or Messrs. Chadwick or Chamberlain to effectively serve as members of our Audit Committee. The primary responsibilities of the Audit Committee are, among other things, to:

- appoint an independent registered public accounting firm to examine our accounts, controls and financial statements;
- assess the independent registered public accounting firm's qualifications, performance and independence annually;
- review the audit planning, scope and staffing of the independent registered public accounting firm and pre-approve all audit and permissible non-audit related services provided to us by the independent registered public accounting firm;
- oversee our accounting and financial reporting processes and review with management and the independent registered public accounting firm our interim and year-end operating results and the associated quarterly reviews and annual audit results;
- oversee our internal audit function, including internal audit staffing, the annual internal audit plan and audit procedures and reports issued;

- review the integrity, adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control, and disclosure controls and procedures;

- oversee the effectiveness of our program for compliance with laws and regulations;

- review and monitor our compliance and enterprise risk management programs;

- establish and oversee procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential submission by employees of concerns regarding questionable accounting or audit matters;

- review with management our investment philosophy and policies, allocation and performance of our investment portfolio, management of investment risk, policies and procedures to comply with laws and regulations pertinent to our investment portfolio, and foreign exchange risk management;

- discuss our cybersecurity program and receive periodic updates from management on cybersecurity; and

- review and approve transactions with related parties.

Compensation Committee

Our Compensation Committee assists the Board in overseeing our executive compensation practices, our general employee compensation and benefit plans and our leadership development programs. The Compensation Committee is comprised of Mr. Miller, who is the Chair, Ms. Bostrom and Mr. Woodside. The composition of our Compensation Committee meets the requirements for independence under current NYSE and SEC rules and regulations. Each member of the Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers. The primary responsibilities of the Compensation Committee are, among other things, to:

- review and approve, or recommend to the Board for approval, the compensation of our executive officers, including our Chief Executive Officer;

- review and approve, or recommend to the Board for approval, the terms of any material agreements with our executive officers;

- administer our cash-based and equity-based compensation plans;

- administer our 401(k) plan;

- recommend to the Board, for determination by the Board, the form and amount of cash-based and equity-based compensation to be paid or awarded to our non-employee directors;

- consider the results of the most recent shareholder vote on executive compensation and feedback received from shareholders and, if appropriate, make recommendations to the Board to adjust our compensation practices for our executive officers;

- review and discuss the Company's Compensation Discussion and Analysis and related disclosures; and

- review with management our major human capital management and compensation-related risk exposures, including leadership succession and pay equity, and the steps management has taken to monitor or mitigate such exposures.

As the Chair of the Compensation Committee, Mr. Miller has personally met with shareholders since 2018, together with the Company's management, to discuss our compensation programs, understand shareholder perspectives and bring those perspectives back to the Compensation Committee and the full Board. These engagements and the views of our shareholders contribute to the continuous improvement of our compensation programs to better balance the need to attract and retain top executive talent and shareholders' interest in ensuring that compensation is tightly correlated with long-term performance.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, as well as shareholder interests. The Compensation Committee has the sole authority, subject to any approval by the Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or the rules of the NYSE, to make decisions regarding all aspects of executive compensation packages for executive officers. The Compensation Committee also makes recommendations to our Board of Directors regarding the compensation of non-employee directors. Under its charter, our Compensation Committee has the authority to retain outside counsel or other advisors. Pursuant to that authority, the Compensation Committee engaged an independent compensation consultant, Compensia, Inc. ("Compensia"), to evaluate our executive compensation levels and practices and to provide advice and ongoing recommendations on executive compensation matters for the year ended December 31, 2020. The Compensation Committee retains and does not delegate any of its power to determine all matters of executive compensation and benefits for our executive officers, although the Chief Executive Officer and the Global Talent department present compensation and benefit proposals to the Compensation Committee. Compensia representatives meet informally with the Chair of our Compensation Committee and formally with our Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present. Compensia works directly with our Compensation Committee (and not on behalf of management) to assist our Compensation Committee in satisfying its responsibilities and will undertake no projects for management without our Compensation Committee's approval.

With the assistance of Compensia, our Compensation Committee generally reviews executive officer compensation, including base salary levels, and the target levels for variable cash and any equity incentive awards, following the end of each year. In connection with this review, our Compensation Committee considers any input that it may receive from our Chief Executive Officer (with respect to executive officers other than himself) to evaluate the performance of each executive officer and sets each executive officer's total target cash compensation for the current year. Our Chief Executive Officer does not participate in the deliberations regarding the setting of his own compensation by our Compensation Committee other than those establishing, in consultation with our Compensation Committee, our performance objectives for all executive officer participants under our performance-based bonus plans.

Nominating and Governance Committee

Our Nominating and Governance Committee assists the Board in overseeing our corporate governance practices and developing our Board to meet the needs of our shareholders. The Nominating and Governance Committee is comprised of Ms. Bostrom, who is the Chair, Mr. Chamberlain and Ms. Sands. The composition of our Nominating and Governance Committee meets the requirements for independence under current NYSE and SEC rules and regulations. The primary responsibilities of our Nominating and Governance Committee are, among other things, to:

- develop and recommend policies regarding the director nomination processes;

- determine the desired qualifications, expertise and characteristics of Board members, with the goal of developing a diverse, experienced and highly qualified Board;

- identify and recruit qualified candidates for Board membership to fill new or vacant positions on the Board, consistent with criteria approved by the Board;

- consider nominations properly submitted by our shareholders in accordance with procedures set forth in our Bylaws or determined by the Nominating and Governance Committee from time to time;

- recommend to the Board for selection all nominees to become members of the Board by appointment or to be proposed by the Board for election by our shareholders;

- oversee and review with management our major environmental, social and governance ("ESG") activities, programs and public disclosures, including in light of any feedback received from shareholders;

- develop and recommend to the Board the Code of Ethics for employees and directors and consider waivers of such codes for executive officers and directors;

- review, assess and consider evolving corporate governance best practices and develop and maintain a set of corporate governance guidelines that may be recommended to the Board for approval or modification, as appropriate;

- consider and make recommendations to the Board regarding the Board's leadership structure; and

- oversee the evaluation of the Board on an annual basis and, if appropriate, make recommendations to the Board for improvements in the Board's operations, committee member qualifications, committee member appointment and removal, and committee structure and operations.

Compensation Risk Assessment

Our Compensation Committee has reviewed compensation-related risks and does not believe that our compensation programs encourage excessive or inappropriate risk-taking or create risks that are reasonably likely to have a material adverse effect on us for the following reasons:

What We Do
Mix of fixed and variable components in compensation program
☑ The fixed (or base salary) component of our compensation program is designed to provide income independent of our stock price performance so that our employees will not focus exclusively on short-term stock price performance to the detriment of other important business metrics and the creation of long-term value for our stakeholders.
☑ The variable (cash bonus and equity) components of compensation are designed to reward both short- and long-term Company performance and individual performance, which we believe discourages employees from taking actions that focus only on our short-term success. Performance-based elements of our compensation program are a sufficient percentage of overall compensation to motivate our executives and other employees to pursue superior short-term and long-term corporate results, while the fixed element is also sufficient to discourage the taking of unnecessary or excessive risks in pursuing such results.
Strict internal controls over measurement and calculation of our performance metrics
☑ These controls are designed to minimize the risk of manipulation by any employee, including our executive officers. Combined, these metrics limit the ability of our executive officers to be rewarded for taking excessive risks in any one of these areas and deter our executive officers from pursuing any one measure to the detriment of our overall financial performance. In addition, all of our employees are required to comply with our Code of Ethics, which covers among other things, accuracy in keeping our records.
Stock award and ownership guidelines
☑ The Compensation Committee approves the annual employee and new hire equity guidelines that control the standard equity grants, which are then granted by the Plan Grant Administrator, who has been delegated authority to grant equity awards. Any equity grants outside of equity guidelines or to any vice president granted by the Plan Administrator must be reported either to our Board of Directors or to the Compensation Committee either in advance of or subsequent to the grant. Any equity grants to executive officers and employees reporting to the Chief Executive Officer of the Company require approval by the Compensation Committee. The Plan Grant Administrator is currently our Chief Executive Officer.
☑ We maintain stock ownership guidelines for executive officers and non-employee members of our Board to support these individuals acting as owners of the Company.
Insider Trading Policy
☑ Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held, or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging transaction with respect to our securities.
Clawback Policy
☑ This compensation recovery policy provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers who are subject to the reporting requirements of Section 16 of the Exchange Act and were involved in the fraud or misconduct any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements.

Compensation Committee Interlocks and Insider Participation

During 2020, the members of our Compensation Committee were Ms. Bostrom and Messrs. Miller and Woodside. None of the members of our Compensation Committee in 2020 were at any time during 2020 or at any other time an officer or employee of the Company or any of its subsidiaries, and none had or has any relationships with the Company that are required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during 2020.

Board and Committee Meetings and Attendance

Our Board of Directors is responsible for the oversight of management and the strategy of the Company and for establishing corporate policies. Our Board of Directors meets periodically during the year to review significant developments affecting us and to act on matters requiring the approval of our Board of Directors. Our Board of Directors held six meetings during 2020 and also acted by unanimous written consent, the Audit Committee held seven meetings, the Compensation Committee held five meetings and also acted by unanimous written consent, and the Nominating and Governance Committee held four meetings. During 2020, each incumbent member of our Board of Directors participated in at least 75% of the aggregate of all meetings of our Board of Directors, and meetings of committees on which such member served, that were held during the period in which such director served during 2020.

Board Attendance at Annual Shareholders' Meeting

It is our policy that directors are invited and encouraged to attend the annual meeting of shareholders. Eight of our then-serving directors attended our 2020 annual meeting of shareholders.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Our Lead Independent Director, currently Mr. Miller, is the presiding director at these meetings.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers and employees, and directors. Our Code of Ethics is posted in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources", which can be found at http://investors.servicenow.com.

Any amendments or waivers of our Code of Ethics pertaining to a Board member or one of our executive officers will be disclosed on our website at the above-referenced address.

Communication with our Board of Directors

Any interested party wishing to communicate with our Board of Directors may write to the Board at Board of Directors, c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054 or send an email to ir@servicenow.com. Our Corporate Secretary will forward these letters and emails directly to our Board of Directors. Interested parties may indicate in their letters and email messages if their communication is intended to be provided to certain director(s) only. We reserve the right not to forward to our Board of Directors any abusive, threatening or otherwise inappropriate materials.

NOMINATIONS PROCESS, DIRECTOR QUALIFICATIONS AND BOARD DIVERSITY

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of the Nominating and Governance Committee in accordance with the Nominating and Governance Committee's Charter, our Charter and Bylaws, our Corporate Governance Guidelines, and the criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Nominating and Governance Committee considers candidates recommended by directors, officers, employees, shareholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates, as appropriate, and, in addition, the Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees and/or conducting background checks.

Policy Regarding Shareholder Nominations. The Nominating and Governance Committee considers shareholder recommendations for director candidates. The Nominating and Governance Committee has established the following procedure for shareholders to submit director nominee recommendations:

- Our Bylaws establish procedures pursuant to which a shareholder may nominate a person for election to the Board of Directors.
- If a shareholder would like to recommend a director candidate for the next annual meeting, he or she must submit the recommendations by mail to our Corporate Secretary at our principal executive offices, not fewer than 75 or more than 105 days prior to the first anniversary of the previous year's annual meeting.
- Recommendations for a director candidate must be accompanied by all information relating to such person as would be required to be disclosed in solicitations of proxies for election of such nominee as a director pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected.
- The Nominating and Governance Committee considers nominees based on our need to fill vacancies or to expand the Board of Directors, and also considers our need to fill particular roles on the Board of Directors or committees thereof (e.g. independent director, audit committee financial expert, etc.).
- The Nominating and Governance Committee evaluates candidates in accordance with its charter and policies regarding director qualifications, qualities and skills discussed above.

Director Qualifications and the Importance of Board Diversity

The goal of the Nominating and Governance Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from diverse, high-quality business and professional experience. The Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Nominating and Governance Committee seeks nominees on the basis of, among other things, independence, integrity, leadership and operating experience, financial expertise, corporate governance expertise, talent management expertise, global experience, enterprise experience, technology expertise, knowledge about our business or industry, and characteristics that may contribute to a diverse perspective, including gender, age, race, ethnicity and sexual orientation. These diversity characteristics are, and will continue to be, a priority for the Nominating and Governance Committee and the Board in our director nomination process because we believe it is important for the Board's composition to appropriately reflect the diversity of our Company, shareholders, workforce, customers and communities. Nominees must also demonstrate a willingness and ability to devote adequate time and effort to current and future Board and committee responsibilities.

Although the Nominating and Governance Committee uses these and other criteria to evaluate potential nominees, it has not established any minimum criteria. In addition, while the Nominating and Governance Committee does not have a formal policy with

respect to diversity, the Nominating and Governance Committee values members who represent diverse viewpoints and incorporates a broad view of diversity into its director nomination process. Additionally, the Nominating and Governance Committee strives to have a diverse candidate pool for each director search the Board undertakes. The Nominating and Governance Committee does not use different standards to evaluate nominees whether they are proposed by our directors and management or by our shareholders. When appropriate, the Nominating and Governance Committee may retain executive recruitment firms to assist it in identifying suitable candidates. Any such recruitment firm is instructed to look for a slate of candidates with a diverse set of characteristics, backgrounds and experiences. After its evaluation of potential nominees, the Nominating and Governance Committee recommends its chosen nominees to our Board of Directors for approval. The brief biographical description of each director set forth above in the section titled "*Our Board of Directors*" includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board of Directors at this time.

2020 Compensation

The following table provides information for the year ended December 31, 2020 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for all or a portion of 2020. The table excludes Mr. McDermott, who did not receive separate compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	RSU Awards ($)[1]	Total ($)
Susan L. Bostrom	62,000	324,927	386,927
Teresa Briggs	50,000	324,927	374,927
Jonathan C. Chadwick	70,000	324,927	394,927
Paul E. Chamberlain	55,000	324,927	379,927
Lawrence J. Jackson Jr.[2]	7,283	216,528	223,811
Frederic B. Luddy	40,000	324,927	364,927
Jeffrey A. Miller	80,000	324,927	404,927
Anita M. Sands	55,000	324,927	379,927
Dennis M. Woodside	47,000	324,927	371,927
Tamar O. Yehoshua	40,000	324,927	364,927

(1) Amounts listed under "RSU Awards" in the foregoing table represent the aggregate fair value computed as of the grant date of each restricted stock unit ("RSU") award during 2020 in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The fair value of our common stock on the date of grant is used to calculate the fair value of RSUs as disclosed in Note 2 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) Mr. Jackson was appointed to the Board of Directors effective October 26, 2020. The amount reported under the "Fees Earned or Paid in Cash" column reflects a pro-rated portion of his retainer for service on our Board of Directors. The amount reported under the "RSU Awards" column represents his pro-rated initial equity award.

Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2020. The table excludes Mr. McDermott, whose outstanding awards are reflected in the section entitled "*Executive Compensation Tables—2020 Outstanding Equity Awards at Fiscal Year End*".

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Susan L. Bostrom	—	811
Teresa Briggs	—	811
Jonathan C. Chadwick	—	811
Paul E. Chamberlain	—	811
Lawrence J. Jackson, Jr.	—	422
Frederic B. Luddy	—	811
Jeffrey A. Miller	11,536	811
Anita M. Sands	9,084	811
Dennis M. Woodside	—	811
Tamar O. Yehoshua[1]	—	—

(1)   Ms. Yehoshua resigned from the Board, effective December 31, 2020. In November 2020, the Board, including the Compensation Committee, approved the accelerated vesting in full of her 2020 RSU award, effective as of December 31, 2020.

Policy Regarding Compensation for Non-Employee Director Compensation

In January 2020, the Compensation Committee reviewed competitive market data in consultation with Compensia, and recommended that no changes be made for 2020 to the following non-employee director compensation, which the Board initially approved in 2017.

Cash Retainers.

• $40,000 annual cash retainer for services on our Board of Directors;

• $20,000 for the Lead Independent Director;

• $30,000 for the chair of our Audit Committee and $10,000 for each of its other members;

• $20,000 for the chair of our Compensation Committee and $7,000 for each of its other members; and

• $15,000 for the chair of our Nominating and Governance Committee and $5,000 for each of its other members.

Equity Awards. Under our non-employee director compensation policy, a newly-elected or appointed non-employee director will be granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant, immediately aligning director and shareholder interests. Such initial RSU award will vest in full on the date of our next annual meeting, so long as such director continues to provide services to us through such date. In the event that a newly-appointed or elected non-employee director joins our Board of Directors other than at an annual meeting, such new director's initial RSU award will be pro-rated based on the number of months served from the initial appointment or election until our next annual meeting. In addition, each year on the date of our annual meeting, each continuing non-employee director will be granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant. Each such annual RSU award will vest in full on the earlier of the first anniversary of the grant date or the date immediately preceding the next annual meeting, so long as such director continues to provide services to us through that date. No non-employee director who is a former employee of the Company will receive an initial RSU award or an annual RSU award if that former employee director is still vesting in equity awards granted for prior service as a Company employee.

All equity awards granted to non-employee directors accelerate and vest in full in the event of a change in control of the Company.

In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards; however, no such discretionary equity awards were granted in 2020.

Members of our Board of Directors are subject to our policy regarding minimum stock ownership requirements. Non-employee members of our Board of Directors are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. The non-employee members of our Board of Directors are required to meet these guidelines within five years of becoming subject to them.

Other Compensation. Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board of Directors, but are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings, certain Company events and approved continuing education programs.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Introduction

Our Board of Directors currently consists of 10 members, and is divided into three classes with each class serving for three years, and with the terms of office of the respective classes expiring in successive years. The term of office of directors in Class III will expire at the Annual Meeting. The terms of office of directors in Class I and Class II do not expire until the annual meetings of shareholders to be held in 2022 and 2023, respectively. Starting with the Annual Meeting, the nominees will each be elected for one-year terms, and our Board will be fully declassified by the 2023 annual meeting of shareholders.

At the recommendation of our Nominating and Governance Committee, our Board of Directors proposes that each of the five nominees named below be elected, each to serve for a one-year term expiring at the next annual meeting of shareholders and until such director's successor is elected and qualified or until such director's earlier resignation or removal:


Susan L. Bostrom
Jonathan C. Chadwick
Lawrence J. Jackson, Jr.
Frederic B. Luddy
Jeffrey A. Miller


Each person nominated has agreed to be named in this proxy statement and to serve as a director, if elected. Our Board of Directors has no reason to believe that any nominee will be unavailable or will decline to serve as a director. In the event, however, that any nominee is unable or declines to serve as a director, following appropriate disclosure of the identity of that individual, the proxies will be voted for any nominee who is designated by our Board to fill the vacancy. There are no family relationships among any of our directors or executive officers.

Information Regarding the Director Nominees

Information regarding the qualifications and experience of each of the nominees may be found in the section of this proxy statement titled "*Our Board of Directors*."

Vote Required and Recommendation of the Board

In an uncontested election of directors, each director nominee will be elected to our Board of Directors if the nominee receives more votes cast "FOR" that nominee's election than "AGAINST" that nominee's election. In other words, the director must receive support from a majority of the shares voted on the proposal with respect to such director. Broker non-votes and abstentions (as explained above) will have no effect on the outcome of the vote. Under our Corporate Governance Guidelines, when a director is elected or re-elected to the Board, he or she is required to submit a letter of resignation that will be effective only upon both (1) the failure to receive the required vote at any annual meeting of shareholders at which the director faces re-election; and (2) the acceptance of such resignation by our Board. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will decide whether to recommend that the Board accept the director's irrevocable, conditional resignation and the Board will make the final decision.


**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH
OF THE FIVE NOMINATED DIRECTORS.**


PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

General

In accordance with SEC requirements (under Section 14A of the Exchange Act and the related rules), our shareholders have an opportunity to approve the compensation of our named executive officers as disclosed in this proxy statement (commonly referred to as "Say-on-Pay"). While the results of the vote are non-binding and advisory in nature, our Board of Directors will carefully consider the results of this vote.

Frequency of Shareholder Advisory Votes on Executive Compensation

At our 2020 Annual Meeting of Shareholders, we asked our shareholders to express a preference for the frequency of our Say-on-Pay vote. The majority of our shareholders voted to hold the Say-on-Pay vote on an annual basis, and therefore, based on that vote, we present this vote every year.

In considering their Say-on-Pay vote, we urge shareholders to carefully review the information on our compensation policies and decisions presented in the "*Compensation Discussion and Analysis*" section of this proxy statement, as well as the discussion regarding the Compensation Committee above in the section of this proxy statement titled "*Board and Corporate Governance Matters —Committees of Our Board of Directors*."

Our goal for our executive compensation program is to retain, motivate, and attract our named executive officers who are critical to our success. We seek to accomplish this goal in a way that rewards performance and is aligned with our shareholders' long-term interests. We believe our executive compensation program has been instrumental in helping us achieve our strong financial performance.

Key Executive Compensation Policies and Practices

Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices that are designed to align our executive compensation with long-term shareholder interests, including the following:

- *Compensation Depends on Performance*. Our executive compensation program is designed so that a significant portion of cash compensation and all of the performance-based restricted stock units (the "PRSUs") are only earned if we meet corporate performance targets;

- *Equity-Based Compensation*. At least 87% of the total compensation, excluding one-time awards, we pay to our named executive officers is in the form of equity-based compensation, which aligns the interests of our executive officers and shareholders;

- *Performance-Based Incentives*. We use performance-based short-term cash incentives and performance-based long-term equity incentives in the form of PRSUs;

- *Multi-Year Vesting Requirements.* The RSUs and PRSUs granted to our named executive officers vest or are earned over multi-year periods, consistent with current market practice and our retention objectives;

- *No 280G Tax Gross-Ups*. We do not provide 280G tax gross-ups to our named executive officers;

- *Stock Ownership Policy*. We maintain stock ownership guidelines for our named executive officers and the non-employee members of our Board of Directors; and

- *Compensation Recovery Policy*. We maintain a clawback policy which provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers who are subject to the reporting requirements of Section 16 of the Exchange Act and were involved in the fraud or misconduct, any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements.

Advisory Vote and Recommendation of the Board

We are asking the shareholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, our Board of Directors requests that the shareholders vote on an advisory basis to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion set forth in this proxy statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding named executive officers. The Compensation Committee and our Board of Directors value the opinions of our shareholders. Unless our Board of Directors modifies its determination on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at our 2022 Annual Meeting of Shareholders.

Vote Required and Recommendation of the Board

The approval of this non-binding proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THE COMPENSATION OF OUR
NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.**

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected PricewaterhouseCoopers LLP as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2021. PricewaterhouseCoopers LLP also served as our principal independent registered public accounting firm for our fiscal year ended December 31, 2020.

At the Annual Meeting, shareholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Shareholder ratification of the appointment of PricewaterhouseCoopers LLP is not required by our Bylaws or other applicable legal requirements. However, our Audit Committee has decided to submit its selection of our principal independent registered public accounting firm to our shareholders for ratification as a matter of good corporate governance. In the event that PricewaterhouseCoopers LLP is not ratified by our shareholders, our Audit Committee will review its future selection of PricewaterhouseCoopers LLP as our principal independent registered public accounting firm. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2021 if our Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee at least annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for the Company's audit.

In addition to performing the audit of our consolidated financial statements, PricewaterhouseCoopers LLP provided various other services during the years ended December 31, 2020 and 2019. Our Audit Committee has determined that PricewaterhouseCoopers LLP's provision of these services, which are described below, does not impair PricewaterhouseCoopers LLP's independence from the Company. The aggregate fees billed for the years ended December 31, 2020 and 2019 for each of the following categories of services are as follows (in thousands):

	Year Ended December 31,	
	2020	**2019**
Audit fees[1]	$ 5,122	$ 4,677
Audit-related fees[2]	1,455	608
Tax fees[3]	540	970
All other fees[4]	4	3
Total fees	$ 7,121	$ 6,258

_____

(1) *"Audit fees"* include fees for professional services rendered in connection with the audit of our annual financial statements, review of our quarterly financial statements and audit fees related to accounting matters that were addressed during the annual audit and quarterly review. This category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

(2) *"Audit-related fees"* consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No.18, debt offering comfort letter and due diligence services.

(3)   *"Tax fees"* consists of fees billed for tax compliance and transfer pricing services.

(4)   *"All other fees"* comprise fees primarily in connection with subscriptions to PricewaterhouseCoopers LLP's web-based research program.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were pre-approved by our Audit Committee.

Vote Required and Recommendation of the Board

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Abstentions will have no effect on the outcome of the vote.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 4

CHARTER AMENDMENT TO PROVIDE SHAREHOLDERS WITH THE RIGHT TO CALL A SPECIAL MEETING OF SHAREHOLDERS

Currently, our Charter provides that special meetings of shareholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the President or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors.

After carefully weighing the advantages and disadvantages of allowing certain shareholders to call a special meeting of shareholders, including through dialogue with the Nominating and Governance Committee and Lead Independent Director, the Board has determined that it is in the best interests of the Company and its shareholders to amend the Charter and the Bylaws to additionally allow one or more shareholders of record holding at least 15% of our outstanding common stock for at least one year to call a special meeting of shareholders under certain circumstances. The proposed Charter Amendment is attached to this proxy statement as **Appendix A**. The Board approved the amendments to the Charter and Bylaws, subject to obtaining the required approval of our shareholders to the Charter Amendment and to the effectiveness of the Charter Amendment. The proposed Charter Amendment would become effective on the date of filing with the Secretary of State of the State of Delaware, which the Company expects to be promptly following the Annual Meeting if our shareholders approve the Charter Amendment.

In deciding to approve the proposed Charter Amendment and the Restated Bylaws and to recommend that the shareholders vote to adopt the Charter Amendment, the Board reviewed evolving corporate governance practices and considered the benefits and risks of the proposed amendments. In particular, the Board considered the advantages of protecting the Company from preparing for and conducting expensive and time-consuming meetings being held on issues that have limited support from the wider body of shareholders, reducing the Company's vulnerability to coercive takeover tactics, limiting the diversion of the attention of the Company's directors, officers and certain employees from performing their primary function of operating the Company's business in the best interests of its shareholders, and otherwise preventing unneeded disruption and promoting regularity. However, the Board also considered the view of certain shareholders who believe that shareholders' ability to call a special meeting is considered an important aspect of best corporate governance practices. The Board agrees with our shareholders and believes it is in the best interests of the Company and our shareholders to provide this additional means by which special meetings of shareholders may be called, provided that the meeting is called by shareholders with a meaningful, long-term interest in the Company.

The proposed Charter Amendment would provide that special meetings of shareholders may be called only in accordance with the Company's Bylaws. The Restated Bylaws would allow one or more shareholders holding at least 15% of our outstanding common stock for at least one year to call a special meeting of shareholders. This length of ownership requirement is consistent with the SEC's rules regarding the determination of a shareholder's eligibility to submit a shareholder proposal for an annual or special shareholder meeting. This proposal does not impact the current power of the Chairperson of the Board, the Chief Executive Officer, the President or the Board to call a special meeting. Further, the Board will continue to maintain the Company's existing governance mechanisms that afford management and the Board the ability to respond to proposals and concerns of all shareholders, regardless of the level of share ownership.

Vote Required and Recommendation of the Board

An amendment to our Charter requires the affirmative supermajority vote of the holders of at least two-thirds of all outstanding shares of common stock unless two-thirds of our Board has approved such amendment, in which case such amendment would require only the affirmative vote of the holders of at least a majority of all outstanding shares of common stock. The Board has unanimously approved the Charter Amendment; therefore, the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote generally in the election of directors on the Record Date is required to approve this proposal pursuant to the Charter.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THE PROPOSAL TO AMEND THE CHARTER TO PROVIDE SHAREHOLDERS WITH THE RIGHT TO CALL A SPECIAL MEETING OF SHAREHOLDERS.

PROPOSAL NO. 5

APPROVAL OF THE SERVICENOW, INC. 2021 EQUITY INCENTIVE PLAN

We are asking our shareholders to approve our new 2021 Equity Incentive Plan (the "2021 Plan") to replace our 2012 Equity Incentive Plan (the "Prior Plan"). If approved by our shareholders, the 2021 Plan will become effective on June 7, 2021, the date of our Annual Meeting. No additional shares will be issued under the Prior Plan once the 2021 Plan becomes effective.

Summary of the Proposal

Our Board of Directors believes that the 2021 Plan will enable us to continue to attract, retain and motivate talented individuals who will help achieve our strategic objectives, deliver on our purpose to make the world of work, work better for people and benefit all of our shareholders as a result. The 2021 Plan is intended to be the successor to our Prior Plan, which was adopted by our Board of Directors in April 2012 and approved by our shareholders thereafter in connection with our initial public offering. In light of the impending expiration of our Prior Plan, our Board of Directors adopted the 2021 Plan on April 16, 2021, subject to approval by our shareholders. If the 2021 Plan is not approved by our shareholders, we may continue to issue awards under our Prior Plan until it expires in April 2022. We believe that if the 2021 Plan is not approved, our ability to attract and retain the talent we need to compete in our industry would be seriously and negatively impacted, and this could affect our long-term success. Accordingly, if the 2021 Plan is not approved, we would be required to seek approval from our shareholders for a new equity incentive plan at a special meeting prior to our 2022 annual meeting of shareholders, which would increase costs and would be a distraction from our management team's execution of our business goals.

Equity Compensation Is a Critical Element of Our Compensation Policy

We believe that our future success and our ability to remain competitive are dependent on our continuing efforts to attract, retain and motivate highly qualified personnel. We operate in a hypercompetitive market for talent in our industry, particularly in the San Francisco Bay Area where our headquarters is based. A cornerstone of our method for attracting and retaining top caliber talent has been our equity-based compensation programs, including the grant of time-based restricted stock units ("RSUs"), performance-based RSUs ("PRSUs"), options and other awards under our equity plan. Providing employees the opportunity to participate in stock ownership, and in turn, our long-term future performance, helps align the objectives of our shareholders and our employees, and is important in attracting, motivating and retaining the highly skilled talent that are essential to our success. Currently, we use new hire RSUs as a key tool in attracting top talent. We grant RSUs and PRSUs subject to time- and performance-based vesting, to certain employees, including our executives, on a targeted basis to incentivize retention and performance objectives. We also grant RSUs to our non-employee directors.

We Carefully Consider and Forecast Our Need for Shares

Our Compensation Committee thoughtfully manages our equity incentive programs to manage long-term shareholder dilution, burn rate, stock-based compensation expense and stock-based compensation expense as a percentage of revenues while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market. In evaluating the proposed 2021 Plan, our Board of Directors considered a number of factors, including shareholder feedback, the costs of the 2021 Plan and an analysis of certain burn rate, dilution and overhang metrics as summarized below:

Potential Dilution. We are committed to effectively managing our employee equity compensation programs in light of potential shareholder dilution. For this reason, we considered both our "burn rate" and our "overhang" in evaluating the impact of the 2021 Plan on our shareholders. We define "burn rate" as the number of equity awards granted during the year, divided by the weighted average total number of shares of common stock outstanding. The number of PRSUs granted shown in the table below reflects the shares that could be eligible to vest at 100% of target for PRSUs and includes adjustments for over or under achievement for PRSUs granted in the prior year. The burn rate measures the potential dilutive effect of our outstanding equity grants. We define "overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include RSUs and similar awards), plus shares available to be granted as equity awards, divided by the total number of shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our equity compensation plans. The burn rate and overhang figures included below are based on equity awards granted and available for grant under our Prior Plan, and our 2005 Plan, as applicable, and exclude potential dilution resulting from shares issued pursuant to our 2012 Employee Stock Purchase

Plan. As we continue to mature our compensation practices, we strive to achieve a burn rate and overhang at approximately the average rates of our peer group, and that are within the limits recommended by certain independent shareholder advisory groups.

During the past three fiscal years, we granted equity awards under our Prior Plan as summarized in the chart below. Our three-year average burn rate was approximately 2.59% for fiscal years 2018 through 2020 (see chart below for a calculation of our three-year burn rate).

Three-Year Average Burn Rate Calculation

	FY18	FY19	FY20	Average
Options granted under Prior Plan	—	160,646	—	
RSUs and PRSUs granted under Prior Plan	5,302,586	5,337,909	3,643,156	
Total granted	5,302,586	5,498,555	3,643,156	
Weighted Average Number of Common Shares Outstanding	177,846,023	186,465,517	193,096,266	
Burn Rate	2.98%	2.95%	1.89%	2.59%

Equity Awards Outstanding

As of March 31, 2021, there were 197,447,046 total shares of our common stock outstanding, 26,602,588 shares available for grant under our Prior Plan, no shares available for grant under our 2005 Stock Plan, and equity awards outstanding under the Prior Plan and our 2005 Stock Plan as summarized in the table below. Accordingly, our approximately 8,500,581 outstanding awards (not including awards under our employee stock purchase plan, but including awards assumed in acquisitions) plus 26,602,588 available for future grant under our plans (not including under our employee stock purchase plan) represented approximately 17.8% of our common stock outstanding, which we refer to as our "overhang." Any equity awards that are granted between April 1, 2021 and the date that our shareholders approve the 2021 Plan will reduce the requested share pool under the 2021 Plan on a share-for-share basis. Please see the table below for a breakdown of the outstanding equity awards granted under the Prior Plan and our 2005 Stock Plan, and the number of shares remaining for grant under our 2012 Plan, in each case as of March 31, 2021. The closing market price of our common stock on March 31, 2021 was $500.11. The table below excludes awards under our employee stock purchase plan.

Outstanding appreciation awards (options) under all plans	Weighted- average exercise price of options	Weighted-average remaining term of options	Full value awards outstanding under all plans (including PRSUs at target)[1]	Number of shares available for grant under all plans
453,666	$149.23	4.96	8,046,915	26,602,588

————

(1) Includes 51,658 full value awards assumed in acquisitions

As noted below, we will not "rollover" shares from the Prior Plan to the 2021 Plan. Accordingly, our Board of Directors believes that the request for 10,270,000 shares (reduced by any shares of common stock subject to equity awards granted under the Prior Plan between April 1, 2021 and the effective date of the 2021 Plan) for the 2021 Plan is reasonable and prudent. This number of shares should allow us to continue to grant awards to our employees, consultants, officers and directors, which have been successful in attracting high-performing personnel and generating shareholder value, going forward and to be able to respond to growth, market competition and potential stock price fluctuations.

Expected Utilization. None of the shares of our common stock that remain available for future grant of awards under the Prior Plan will be added to the 2021 Plan. 10,270,000 shares of our common stock (reduced by any shares of common stock subject to equity awards granted under the Prior Plan between April 1, 2021 and the effective date of the 2021 Plan) will be reserved and available for future grant of awards under the 2021 Plan. We believe, and the Compensation Committee considered, that the 2021 Plan will provide us with an additional share reserve that will allow us to make equity awards such as for new hires, refresh awards, any special retention needs, merger and acquisition activities and non-employee director grants for approximately two to three years. We anticipate making future requests for additional increases in the share reserve periodically, so that we can continue to engage with our shareholders and allow them to routinely evaluate the 2021 Plan's continued effectiveness. Circumstances such as changes in business conditions, our compensation programs, merger and acquisition activity, or our strategy could alter this projection and our expectations.

Good Governance and Compensation Practices

The 2012 Plan contains a number of provisions that we believe are consistent with the interests of our shareholders and good corporate governance and compensation practices, including:
- No rollover of shares from Prior Plan;
- No "liberal" share recycling;
- No "liberal" change in control definition;
- No dividends on unvested awards;
- No evergreen;
- No option repricing without shareholder approval;
- No excise tax gross ups;
- No automatic single trigger acceleration on a change in control;
- Minimum exercise price;
- Limits on non-employee director cash and equity compensation; and
- The ability to clawback awards under our clawback policies and/or any recoupment requirements imposed under applicable law or listing standards.

Summary of the 2021 Equity Incentive Plan

The following is a summary of the principal features of the 2021 Plan. This summary, however, does not purport to be a complete description of all of the provisions of the 2021 Plan. It is qualified in its entirety by reference to the full text of the 2021 Plan, a copy of which is attached hereto as **Appendix B**.

Background; Purpose

Subject to our shareholder's approval, the 2021 Plan will become effective June 7, 2021, the date of the Annual Meeting ("Effective Date"), and will terminate 10 years after it was approved by our Board of Directors. The 2021 Plan provides for the grant of stock options, restricted stock awards, stock bonuses, stock appreciation rights, RSUs and performance awards, as described below. The purpose of the 2021 Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success.

Eligibility

Employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent, subsidiary or affiliate of the Company are eligible to receive awards. As of March 31, 2021, we had five executive officers, nine non-employee directors and approximately 14,000 other employees who were eligible to participate in the 2021 Plan.

Administration

The 2021 Plan is administered by the Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The Compensation Committee acts as the plan administrator and has the authority to construe and interpret the plan, grant awards, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan (subject to the limitations set forth in the 2021 Plan). However, our Board of Directors establishes the terms for the grant of awards to non-employee directors as discussed above under "—*Director Compensation*".

Share Reserve

The 2021 Plan initially reserves 10,270,000 shares of our common stock (reduced by any shares of common stock subject to equity awards granted under the Prior Plan between April 1, 2021 and the effective date of the 2021 Plan) for issuance in connection with stock options, restricted stock units and other equity-based awards granted under the 2021 Plan. Shares under awards that are forfeited, repurchased at the original issue price, expired, lapsed or otherwise terminated without such shares being issued or which are surrendered pursuant to an exchange program, will again become available for issuance under the 2021 Plan.

Shares tendered or withheld to pay either the exercise price of an award or the withholding taxes due upon the exercise or settlement of an award shall reduce the number of shares available for issuance under the 2021 Plan and shall not be returned to the shares authorized for grant under the 2021 Plan. To the extent an award under the Plan is paid out in cash rather than shares, such cash payment will result in reducing the number of shares available for issuance under the Plan.

Shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the 2021 Plan.

Equitable Adjustments

As is typical in equity plans, in the event of a change in our common stock via a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company without consideration, proportionate adjustments will be made to the number and class of shares reserved for issuance and future grant under the 2021 Plan (including the maximum number and class of ISOs (as defined below)), the applicable exercise prices of and number and class of shares subject to outstanding awards,, subject to any required action by the Board or the shareholders of the Company.

Equity Awards

The 2021 Plan will permit us to grant the following types of awards:

Stock Options. The 2021 Plan provides for the grant of Incentive Stock Options ("ISOs") and Non-statutory Stock Options ("NSOs"). ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NSOs may be granted to eligible employees, consultants and directors or any of our parent, subsidiaries or affiliates. We are able to issue no more than 30,000,000 shares pursuant to the grant of ISOs under the 2021 Plan. The Compensation Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Compensation Committee also determines the exercise price for a stock option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs).

Options granted under the 2021 Plan vest at the rate and/or subject to performance requirements specified by the Compensation Committee and such vesting schedule is set forth in the stock option agreement to which such stock option grant relates. The Compensation Committee determines the term of stock options granted under the 2021 Plan, up to a term of ten years (with certain additional requirements for certain ISOs).

After the option holder ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, the vested option will remain exercisable for three months after an optionee's cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance goals. If the RSUs have not been forfeited, then on the date specified in the award agreement we will deliver to the holder of the RSUs shares of our common stock, cash or a combination of our common stock and cash as specified in the applicable award agreement.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Compensation Committee determines the price of a restricted stock award. Unless otherwise set forth in the award agreement, vesting will cease on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or subject to repurchase by us.

Stock Bonus Awards. A stock bonus is an award of shares of our common stock for past or future services to us. Stock bonuses can be granted as additional compensation for performance and, therefore, are not issued in exchange for cash. The Compensation Committee determines the number of shares to be issued as stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. Stock appreciation rights may vest based on time or achievement of performance goals.

Performance Awards. A performance award is an award of a cash bonus or a bonus denominated in shares or units that is subject to performance factors. The award of performance shares may be settled in cash or by issuance of those shares (which may consist of restricted stock). These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Performance Factors

The Compensation Committee may establish performance goals from the performance criteria set forth in the 2021 Plan, which include, but are not limited to, factors such as net new annual contract value revenue; operating margin; total shareholder return or relative total shareholder return; the Company's stock price; growth in shareholder value relative to a pre-determined index; return on equity; cash flow (including free cash flow or operating cash flows) or cash flow margins; individual confidential business objectives; attainment of objective operating goals and employee metrics; and any other metric that is capable of measurement as determined by the Compensation Committee. The Compensation Committee may provide for one or more equitable adjustments to the performance criteria to preserve Compensation Committee's original intent regarding such criteria at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules.

Shareholder Approval Required for Repricing, Exchange and Buyout

The Compensation Committee may not, without the approval of our shareholders, (i) reprice any Options or SARs, (ii) lower the exercise price per share of any award after it is granted or (iii) cancel any award when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award.

Insider Trading; Clawback Policy

Each participant who receives an award will comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the participant's employment or other service with the Company, and in addition to any other remedies available under such policy and applicable law, the Company may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Restrictions on Dividends and Dividend Equivalents

A participant will have no right to payment of stock dividends or stock distributions with respect to unvested shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such unvested shares become vested shares and are no longer subject to restrictions and risk of forfeiture.

Change in Control

If we undergo a Corporate Transaction (as defined in the 2021 Plan), the 2021 Plan provides that outstanding awards may be assumed, converted, replaced or substituted by the successor or acquiring entity, or by a parent or subsidiary of the successor or acquiring entity, for substantially equivalent awards (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Corporate Transaction), in each case after taking into account appropriate adjustments to the exercise price and the number and nature of shares subject to such awards as may be necessary or desirable under applicable law and the Code. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a Corporate Transaction, then such awards shall have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction, with the acceleration of performance awards based on actual performance through the date of the Corporate Transaction, and then such awards will terminate.

Awards need not be treated similarly in a Corporate Transaction and treatment may vary from award to award and/or from participant to participant.

In the event of a Corporate Transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (as applicable) in full upon the consummation of such event at such times and on such conditions as the Compensation Committee determines.

Foreign Award Recipients

In order to comply with the laws in other countries in which the Company and its subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Compensation Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish subplans and modify exercise procedures and other terms and procedures, and take any action that the Compensation Committee determines to be necessary or advisable to comply with any local governmental regulatory exemptions or approvals.

Transferability of Awards

Unless the Compensation Committee provides otherwise, the 2021 Plan does not allow for the transfer of awards, other than by will or the laws of descent and distribution, and generally only the recipient of an award may exercise it during his or her lifetime.

Grants to Non-Employee Directors

Grants to non-employee directors are eligible to receive any type of award offered under the 2021 Plan except ISOs. No non-employee director may receive awards under the 2021 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year. Awards under the 2021 Plan may be granted to non-employee directors, may be automatically made pursuant to a policy adopted by the Board of Directors, or made from time to time as determined in the discretion of the Board of Directors.

Amendment and Termination

The Board of Directors is permitted to amend or terminate the 2021 Plan at any time, subject to shareholder approval where required. In addition, no amendment that is detrimental to a participant in the 2021 Plan may be made to an outstanding award without the consent of the affected participant unless such termination or amendment is necessary to comply with applicable, law, regulation or rule. Provided the 2021 Plan is approved by our shareholders at the Annual Meeting, and unless terminated earlier in accordance with its terms, the 2021 Plan will terminate ten years from April 16, 2021, the date it was adopted by the Board of Directors.

Federal Income Tax Consequences.

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the 2021 Plan. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided the he or she does not dispose of such shares within two years from the date the option was granted or within one year after the shares were acquired by the recipient. If the shares are not held for holding period described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A holder of RSUs does not recognize taxable income when the RSUs are granted. The recipient of the award generally will recognize ordinary income in each year in which the units vest in an amount equal to the fair market value of the shares of common stock received. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Shares generally will generally not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. We may from time to time pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our shareholders.

ERISA Information. The 2021 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

New Plan Benefits

No awards have been made under the 2021 Plan, and no awards have been granted that are contingent on the approval of the 2021 Plan. Awards under the 2021 Plan would be made at the discretion of the Compensation Committee or the Board of Directors. Therefore, the benefits and amounts that will be received or allocated under the 2021 Plan in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors as described above under "—*Director Compensation*".

Vote Required and Board Recommendation

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote on this proposal that are voted "FOR" or "AGAINST" this proposal or that "ABSTAIN" from voting. Broker non-votes will have no effect on the approval this proposal, however, for purposes of compliance with NYSE listing standards applicable to shareholder approvals of equity compensation plans, abstentions will count as a vote cast and will have the same effect as a vote cast against this proposal.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF THE SERVICENOW, INC. 2021 EQUITY INCENTIVE PLAN


PROPOSAL NO. 6

APPROVAL OF THE SERVICENOW, INC.
AMENDED AND RESTATED 2012 EMPLOYEE STOCK PURCHASE PLAN

We are asking our stockholders to approve the amendment and restatement, in its entirety, of our 2012 Employee Stock Purchase Plan (our "ESPP" and, as amended and restated, our "Restated ESPP") to enable our employees to continue to purchase shares of our common stock under the Restated ESPP. The approval of this amendment and restatement of the ESPP will (i) extend the term of the ESPP, (ii) remove the automatic increase ("evergreen") provision and (iii) make certain clarifying revisions. Our Board of Directors adopted the Restated ESPP on April 16, 2021, subject to approval by our stockholders. The Restated ESPP will become effective on June 7, 2021, the date of our Annual Meeting ("Effective Date"), if approved by our stockholders.

The Board of Directors believes that our success to date is, and our future success will be, due to our highly talented employee base. Attracting and retaining this employee base is challenging, as we are headquartered in the San Francisco Bay Area where many companies compete for a limited pool of talented people. The Board of Directors believes that the ESPP has been and will continue to be an important incentive tool supporting us in our continued efforts to attract, retain and motivate qualified personnel, while also aligning the long-term value creation objectives of our workforce with those of our shareholders.

If the Restated ESPP is not approved, the ESPP will expire on January 31, 2023. As of March 31, 2021, there were 9,525,798 shares available for issuance under the ESPP. If approved, the term under the Restated ESPP will be extended until the earlier of the issuance of all of the shares of Common Stock reserved for issuance under the Restated ESPP or its earlier termination by our Board of Directors. Additionally, the evergreen provision will be removed. 9,525,798 shares remained available for issuance as of March 31, 2021, representing approximately 4.8% of our total shares outstanding as of the Record Date, and no additional shares will be added to the Restated ESPP at this time. The total number of shares reserved under the Restated ESPP since its original adoption in 2012 is 14,187,237, which includes shares that have already been issued under the Restated ESPP and are no longer available for issuance. Accordingly, stockholder approval of the Restated ESPP will ensure we may continue to incentivize our employees, and enhance such employees' sense of participation in our business, through the opportunity to acquire equity at a discounted price.

Summary of the Restated ESPP

The Restated ESPP provides eligible employees with an opportunity to purchase shares of our Common Stock at a discount through accumulated payroll deductions. The principal terms of the Restated ESPP are summarized below. This summary is qualified in its entirety by reference to the full text of the Restated ESPP, which is attached as **Appendix C** to this proxy statement.

The Restated ESPP, including the right of participants to make purchases under the Restated ESPP, is intended to qualify as an "Employee Stock Purchase Plan" under the provisions of Section 421 and 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Restated ESPP shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of those sections of the Code. The Restated ESPP will not be a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

Purpose

The purpose of the Restated ESPP is to provide our employees with a convenient means of acquiring an equity interest through payroll contributions, to enhance such employees' sense of participation in our business, and to provide an incentive for continued employment through the opportunity to acquire equity at a discounted price.

Shares Reserved for Issuance

9,525,798 shares remained available for issuance as of March 31, 2021 and no additional shares will be added to the Restated ESPP at this time. The total number of shares reserved under the Restated ESPP since its original adoption in 2012 is 14,187,237, which includes shares that have already been issued under the Restated ESPP and are no longer available for issuance. The Restated ESPP does not include an evergreen provision. The closing price per share of our common stock on March 31, 2021 was $500.11.

Offering Periods

The Restated ESPP is currently expected to continue to be administered through consecutive six-month periods referred to as Offering Periods, commencing on August 1 and February 1 of each year, and ending on the following January 31 and July 31, respectively. The Compensation Committee may change the duration and structure of future Offering Periods in accordance with the terms of the Restated ESPP, provided that no Offering Period may extend for a period longer than 27 months.

On the first trading day of each Offering Period (the "*Offering Date*"), each eligible employee who has properly enrolled in that Offering Period in accordance with the rules prescribed by the Compensation Committee will be granted an option to purchase shares of the Company's common stock to be funded by payroll deductions, based on the participant's elected contribution rate. Unless a participant has properly withdrawn from the Offering Period, each option granted under the Restated ESPP will automatically be exercised on the last trading day of the Offering Period (the "*Purchase Date*"). The purchase price will be equal to 85% of the lesser of the fair market value of our common stock on (i) the Offering Date and (ii) the Purchase Date.

Plan Administration

The Restated ESPP is administered by our Compensation Committee. Subject to the terms of the Restated ESPP, the Compensation Committee will have the authority to, among other matters, determine the eligibility of participants, determine the terms and conditions of offerings under the Restated ESPP, and construe and interpret the terms of the Restated ESPP.

Eligibility

Generally, all of our employees and employees of any of our subsidiaries designated by the Compensation Committee will be eligible to participate in the Restated ESPP; provided that employees who own (or are deemed to own as a result of stock attribution rules), stock constituting 5% or more of the total combined voting power or value of all classes of our stock or any of our subsidiaries will not be permitted to participate in the Restated ESPP. The Compensation Committee may, in its discretion, exclude the following categories of employees from participation: (i) employees who are not employed prior to the beginning of an offering period or prior to such other time period as specified by the Compensation Committee, (ii) employees who are customarily employed 20 hours or less per week in a calendar year; (iii) employees who are customarily employed five months or less in a calendar year; (iv) certain "highly compensated" employees; (v) employees who are citizens or residents of a foreign jurisdiction, if such employee's participation is prohibited under the laws of the jurisdiction governing such employee or compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; (vi) employees who do not meet any other eligibility requirements that the Compensation Committee may choose to impose (within the limits permitted by the Code); and (vii) individuals who provide services to the Company who are reclassified as common law employees for any reason except for federal income and employment tax purposes..

As of March 31, 2021, approximately 14,000 of our employees would be eligible to participate in the Restated ESPP.

Enrollment in the Restated ESPP

Eligible employees become participants in the Restated ESPP by completing a subscription agreement or enrolling online authorizing payroll deductions prior to the applicable Offering Date. A person who becomes employed after the commencement of an offering period may not participate in the Restated ESPP until the commencement of the next offering period.

Contribution and Purchase Limitations

Unless otherwise determined by the Compensation Committee in accordance with the terms of the Restated ESPP, no participant may (i) elect a contribution rate of more than 15% of his or her compensation (as defined in the Restated ESPP) for the purchase of shares under the Restated ESPP in any one payroll period; (ii) purchase more than 1,500 shares of the Company's common stock under the Restated ESPP on any one Purchase Date (or such greater or lesser number as the Compensation Committee may determine); and (iii) purchase shares that have a fair market value of more than $25,000, determined as of the Offering Date, in any calendar year in which the Offering Period is in effect.

Certain Corporate Transactions

If the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the Compensation Committee will proportionately adjust the number and class of shares available under the Restated ESPP, the purchase price, the number of shares any participant has elected to purchase and the limit on the number of shares a participant may purchase on any one Purchase Date.

In the event of a Corporate Transaction (as defined in the Restated ESPP), each outstanding right to purchase Common Stock under the Restated ESPP will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened and provide for a new final Purchase Date, which shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Compensation Committee. The Restated ESPP shall terminate on the closing of the Corporate Transaction.

Amendments and Termination

The Compensation Committee may generally amend, suspend or terminate the Restated ESPP at any time without stockholder approval, except as may be required by applicable law or exchange listing rules. Unless sooner terminated by the Compensation Committee, the Restated ESPP will terminate on the date all shares available for issuance under the Restated ESPP have been issued.

Certain U.S. Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences to us and to participants in the Restated ESPP based on tax laws in effect as of the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters that may be relevant to any particular participant. Among other considerations, this summary does not describe the tax laws of any state, municipality or foreign jurisdiction, or describe gift, estate, excise, payroll or other employment taxes. Participants are advised to consult with their tax advisors regarding the tax consequences of participation in the Restated ESPP. The Restated ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and the following discussion is based on the assumption that it is so qualified.

Each participant's payroll deductions under the Restated ESPP will be made on an after-tax basis. Generally, the participant will not recognize any taxable income at the time he or she is granted an option to purchase shares of common stock during an Offering Period or at the time the option is exercised to purchase shares on behalf of the participant. The participant will generally only recognize taxable income (or loss) on the date the participant sells or otherwise disposes of the acquired shares. The particular tax consequence depends on the length of time such shares are held by the participant prior to the sale or disposition.

If the shares are sold or disposed of more than two years from the first day of the Offering Period during which the shares were purchased, and more than one year from the Purchase Date or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the amount by which the fair market value of the shares on the Offering Date exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Offering Date) and (ii) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

We are generally not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

New Plan Benefits

Participation in the Restated ESPP is voluntary and each eligible employee will have the discretion to determine whether and to what extent to participate in and contribute to the Restated ESPP. Accordingly, the benefits and amounts that will be received or allocated to officers and other employees under the Restated ESPP are not determinable at this time. Should such shareholder approval not be obtained, then the share increase will not be implemented.

Historical Plan Benefits

The closing price per share of our common stock on March 31, 2021 was $500.11. The table below sets forth the number of shares purchased pursuant to our ESPP since inception through March 31, 2021 by our Named Executive Officers (as defined in *"— Compensation Discussion and Analysis"*), all current executive officers as a group and all employees (excluding all current executive officers) as a group as of March 31, 2021. Our non-employee directors were not eligible to participate in our ESPP.

Named Executive Officer and Position	Number of Shares Issued Under ESPP
William R. McDermott, President and Chief Financial Officer	—
Gina Mastantuono, Chief Financial Officer	—
Chirantan "CJ" Desai, Chief Product and Engineering Officer	790
Kevin Haverty, Chief Revenue Officer	4,529
Russell S. Elmer, General Counsel	—
David L. Schneider, President, Emeritus; Former President, Global Customer Operations	4,308
All current executive officers as a group (5 persons)	5,319
All employees (excluding current executive officers)	4,656,120

Vote Required and Board Recommendation

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote.


**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF
THE SERVICENOW, INC. AMENDED AND RESTATED 2012 EMPLOYEE STOCK PURCHASE PLAN**


GLOBAL IMPACT: ENVIRONMENT, SOCIAL AND GOVERNANCE

ServiceNow is a company driven by our purpose: to make the world of work, work better for people. Our purpose is an overarching guide for all that we do. In contrast, our global impact program represents specific priorities and commitments we are making, guided by our purpose, to address various ESG risks and opportunities. Our Board and management believe that operating our business in line with corporate sustainability principles and in a socially and environmentally responsible manner furthers our purpose and creates the greatest value for our stakeholders. Our Nominating and Governance Committee oversees the Company's ESG activities and our Compensation Committee oversees human capital management. In 2020, with input from the conversations we have had with shareholders over the past few years, we refined our global impact vision and strategy under the leadership of our CFO. We also established a cross-functional ESG Steering Committee to help our Board and CFO oversee our global impact strategy, goals and progress, and identified business owners for each of our top ESG initiatives.

Our Global Impact Vision: Workflow A Better World

We have a bold global impact vision to workflow a better world by harnessing the reach of our business and power of our Now Platform to help our customers and stakeholders workflow positive ESG outcomes. We are on a mission to help everyone succeed. Our global impact strategy is centered around three pillars that further our purpose:

1. **Sustaining our planet** by championing a resource efficient net-zero carbon environment.
2. **Creating equitable opportunity** by making work more equitable, accessible and rewarding for all people.
3. **Acting with integrity** by building trust through ethical, transparent and secure business practices.

We aspire to deeply embed ESG into the Now Platform, enabling change in the world one workflow at a time. It is more than making work more productive, it is about creating great experiences that make work more meaningful. The Now Platform is powerful and flexible and can help us and our customers drive positive change whether it be building more equitable communities, improving governance, or creating a more sustainable planet.

Our platform has enabled digital transformation for years, but when we began to see the challenges created by the rapid spread of COVID-19, we released two suites of applications to help our customers maintain business continuity and help keep their employees safely working in new environments, including our Emergency Response applications and our Safe Workplace suite of applications. In March 2020, we released our Emergency Response applications at no charge to customers through September 2020. The applications were installed by more than 1,800 organizations in 2020, helping them navigate COVID-19 crisis management, including supporting employee health and safety, verifying employee location, enabling employees to report illnesses and readiness to return to work, and quickly identifying exposure risk when an employee is diagnosed with an illness. In May 2020, as the world looked ahead to protecting employee health and workplace safety as return-to-work efforts began, we released four applications to make going back to work, work for everyone. Our Safe Workplace suite of applications now includes nine applications that do everything from health screening to gauging employee readiness to return to the workplace. More than 900 organizations installed the Safe Workplace suite of applications in 2020.

Our efforts did not end there, and we turned to developing a solution to address vaccine administration management. Building on our Customer Service Management solution and following public health guidelines, we brought multiple workflow use cases together to develop a solution, Vaccine Administration Management ("VAM"), that helps tackle the last-mile challenges of getting the world's population vaccinated. We released VAM in January 2021 during the early stages of vaccine rollout. As of March 31, 2021, more than 50 organizations have installed VAM.

The following is a summary of the programs and activities within each of our three pillars. More information on our global impact vision and strategy can be found in our first annual Global Impact Report, which is available on our website.

1. Sustaining Our Planet

Our Road to Clean Power

As climate change continues to advance, we see the effects of rising temperatures and extreme weather events all around us. In 2020, to increase our renewable footprint, we sourced renewable energy for our Santa Clara headquarters campus, which covered 100% of our energy consumption. In San Diego, we used solar power from the panels on our campus roofs.

In 2020, we worked with a third party to conduct greenhouse gas ("GHG") inventory validation work, including the in-depth Scope 3 baseline assessment, which will inform our future target to achieve zero carbon emissions across our entire value chain ("Net Zero"). We also began structuring our cross-functional efforts internally to help ensure our business is aligned for the long-term success of our Net Zero efforts. We also set ambitious goals to do our part to accelerate decarbonization and to advance the circular economy, such as using 100% renewable energy for office and datacenter operations and becoming carbon neutral by the end of 2021; achieving Net Zero; and committing to the Science Based Targets initiative ("SBTi").

All of our office space is leased, and in retaining office space we prioritize buildings that are Leadership in Energy and Environment Design ("LEED") certified or a local equivalent of such certification in other jurisdictions. In operating our data centers, we lease space from third-party providers who have publicly committed to continually reduce the environmental impact of its hardware or to a long-term goal to achieve 100% clean and renewable energy across its global operations.

Our Commitment to Net-Zero Carbon Emissions; Waste

In 2020, for our electronic waste, we established a technology donation program, using our IT Asset Management ("ITAM") workflow to identify employee IT resources that are end of life. We collect the equipment, reset it, certify it, and donate it to organizations in our local communities. In 2020, our first year of the program, we donated more than 350 laptops to those in need. When equipment cannot be repurposed, we responsibly recycle or dispose of it through our recycling partner, ERI.

2. Creating Equitable Opportunity

Everything We Do Is About People. And Our People Are Everything To Us.

Our employees are our greatest asset and we have offered a range of programs to promote their well-being in areas of health, education, finance, leave policies, vacation and philanthropy. To continue making the world of work, work better, we must attract, develop, and retain the best talent. That's why we keep our people at the center of everything we do—from distributed and digitally enabled work environments that help us do our best work, to benefits and a culture that encourage employees to stay healthy, happy, engaged and growing.

When we closed most of our offices due to COVID-19, we successfully transitioned our workforce to be fully digital with minimal disruption, one of the many advantages of being a born-in-the-cloud company. As we navigated this new environment, our focus shifted to providing ongoing support that helped employees feel safe, supported and engaged. This included keeping employees informed of the latest guidance on working from home, travel, and technology usage; and providing resources to help them in their new world of work, including allowances for home office equipment and health and wellness. We led ongoing wellness sessions focused on mental health, issues facing working families, and topics of racial equity brought forward by the pandemic. We conducted regular wellness check-ins with every employee in addition to our regular semiannual Employee Voice Survey.

In April 2020, to protect the jobs of all our employees, we pledged that we would have no layoffs globally for the remainder of the year. We not only met this commitment, but also increased our total headcount by over 2,700 employees in 2020. We also pivoted to an all-digital 2020 global summer intern program and welcomed approximately 360 college interns. When many companies canceled their summer internship program, we found a way to give more students experience in the workforce to prepare them for their future careers.

Additionally, we offer a variety of options for health insurance coverage to our employees in the US, including coverage for mental health needs and an employee assistance program. We offer employees around the world generous family leave, including 12-20 weeks of fully paid parental leave in the US for welcoming a new child through birth, adoption, foster placement or surrogacy.

We also offer annual learning stipends and opportunities for career growth, including transfers within the company. We offer employees in the US 401(k) matching up to $2,000 per year, commuter benefits and unlimited paid time off. As a result of our focus on our employees, among other things, we been certified for a second consecutive year by Great Place to Work.

Diversity, Inclusion and Belonging and Commitment to Pay Equity

Embracing diversity, inclusion and belonging ("DIBs") is a business imperative that is core to how we operate, recruit talent, develop our people, create culture and innovate. High performing teams that are more innovative, more productive and more engaged are also diverse and inclusive, with a strong sense of belonging.

In our annual DIBs Report, we share the progress made on our journey to create meaningful, sustainable change for our employees, customers, and communities. In 2020, the world experienced something together that no one was exempt from: a global pandemic, racial injustice, civil unrest—a year of incredible social difficulty. We leaned in to listen, learn, and accelerate our DIBs work.

Accelerating Our Journey

For 2020, our story again shows that where our focus goes, our progress goes. After the protests against racial injustice over the summer, we deepened our commitment to do more, to accelerate our journey, and to make more progress across more areas. The result was what we call our DIBs 5-Point Plan, a focused acceleration of the work we had already begun. Our DIBs Report provides more detail about each pillar of the 5-Point Plan set forth below:

1. **Workforce training:** Building inclusive skills and mindsets for our employees.
2. **Equity for all:** Creating and evolving our equitable processes, policies, and practices.
3. **Giving employees a voice:** Fostering a sense of belonging and space for dialogue.
4. **Lobbying for good:** Advocating for change with support and direct action, both locally and systematically.
5. **Recruiting and career advancement**: Increasing representation and inclusion across all levels.

We also founded our DIBs Community and introduced seven new Belonging Groups. The DIBs Community puts intersectionality at the forefront to unify employees and bring them together to drive culture, change, and action. Employees within our DIBs Community pledge to foster a larger culture of belonging, where everyone's ideas are welcome, and all contributions are valued and respected. The DIBs Community is made up of Belonging Groups, which are safe spaces for unique employee identities at ServiceNow. Belonging Groups focus on making an impact around a common purpose for specific communities aligned to our company's business goals, objectives, and core values. All employees can participate in any Belonging Group, as a member of the community or as an ally. Current Belonging Groups include: Black at Now, Interfaith at Now, Latinx at Now, People with Disabilities at Now, Pride at Now, Veterans at Now, and Women at Now. We will continue to grow our Belonging Group community.

Representation and Data

Advancing gender and increasing women's representation at ServiceNow remains a priority. In 2020, our global female representation increased to 29.2% and our global female leaders (directors and above) representation declined to 27.6%. Our 2020 data serves as a guide and reminder, showing us where we need to continue to grow and invest. Additionally, research in 2020 showed that the effects of the pandemic disproportionately affect women as they juggled their professional roles and were more often the primary caregiver at home. Recognizing this, we launched a perk allowance program for all employees, designed to reimburse employees for the cost of select care programs for themselves and their families. We also expanded our Power of 10 groups. First launched in 2019, Power of 10 groups are made up of a senior female leader and nine director and above leaders. Their goal is to network, mentor, educate, and serve as a circle of trust for women at ServiceNow.

In 2020 in the US, we also saw progress in the hiring rate of employees from under-represented groups. Our overall representation of Black and African American employees as of December 31, 2020, was 2.7%. Our overall representation of Hispanic and Latino employees as of December 31, 2020, was 6.2%. As importantly in 2020, we increased our hiring percentages of Black and African American employees, especially into leadership levels, which we define as director and above, and into tech roles. We also increased hiring rates for Hispanic and Latino employees at the leadership and people manager levels as well.

Achieving Systematic Pay Equity

Because pay equity is so dynamic, especially in a high-growth company like ours, we manage it on an ongoing basis and do regular analyses and adjustments. This approach has led us to achieve systematic pay equity company-wide and ensures we maintain that pay equity on an ongoing basis.

Diversity, inclusion, and belonging is intentionally integrated throughout our business operations, our talent strategies, and our leadership behaviors and expectations. We look at our entire portfolio of programs as interconnected. By looking at our people programs holistically, we build fair systems of opportunity and treatment for everyone in our company. We have a collective leadership commitment to listen, to learn, and to drive meaningful, sustainable change. Our Board is committed to building a fair system of equity of opportunity and treatment for everyone in our company. What happened in 2020 will drive us forward toward new outcomes and guide us as we continue to create a space for belonging where all people can thrive.

Digital Divide

Our NextGen Professionals Program ("NextGen") is helping to close the digital divide by putting people in our communities on a path to more rewarding and sustainable careers in the digital workforce. Launched in early 2019, NextGen invests in digital skills training and employment for marginalized and underserved populations. It is working to foster and increase diverse talent by teaching digital literacy skills and helping those whose skills are no longer relevant in today's digital workforce. Even more important is the focus on finding meaningful employment for NextGen participants. NextGen partners with employers in our ecosystem to understand the specific early-in-career talent needs in a given community, then the program develops those skills in participants to help them find rewarding jobs that lead to financial security. In 2020, approximately 1,300 individuals in 15 countries and over 35 employment partners participated in NextGen with approximately 70% of participants obtaining jobs in our ecosystem.

Community Engagement

Creating equitable opportunity extends beyond our employees. We're working to make the communities in which we live and work more equitable too. Living our purpose means making the world of work, work better for the communities where our employees work and live. In 2020, we focused on digital literacy, food security, and employee giving and volunteering with ServiceNow cash grants and employee matching gifts, totaling more than $5 million. All efforts included an emphasis on diversity and inclusion in under-represented communities.

We continued our three-year, $1.5 million partnership with Second Harvest of Silicon Valley, launched in 2019. This partnership helps raise awareness of the urgent issue of food security on college campuses, especially in the midst of a global pandemic and economic downturn, and helps enable Second Harvest to provide one million healthy, nutritious meals per year. We are also in the early stages of implementing an in-kind donation of our Workplace Service Delivery and Safe Workplace solutions. To help address the economic impact from COVID-19, we donated an additional $650,000 to food security nonprofits, such as Feeding America, World Food Program, and UNICEF.

As a purpose-driven company, we encourage our employees to live their passion and leverage their time, talent, and resources to support the causes most important to them. We help them to do so, with 20 hours of time off per year for volunteer activities and a 1:1 match of their charitable donations up to $1,000 per year. We require only that the organizations be qualified under Section 501(c)(3) of the U.S. Tax Code or the local equivalent in other jurisdictions. In 2020, 25% of our employees made donations and we matched more than $1,230,000 in employee donations to over 2,600 organizations.

As 2020 came to a close, we laid the groundwork for an exciting new initiative that will help us live our values of diversity, inclusion and belonging, by creating equitable opportunity in Black communities across the US. In January 2021, we announced our $100 million Racial Equity Fund. The fund is managed by RBC Global Asset Management on behalf of ServiceNow and is designed to facilitate more sustainable wealth creation by funding homeownership, entrepreneurship, and neighborhood revitalization within Black communities. The Racial Equity Fund will buy smaller community loans to increase the lending capacity for local banks. By increasing access to capital, the investment will facilitate homeownership and entrepreneurship in Black communities, leading to job creation and wider economic growth. The outcomes of our first impact fund will be measured by the number of mortgages, businesses and community development projects we finance in 2021.

3. Acting with Integrity

Code of Ethics

Our Code of Ethics provides a framework to help us navigate areas of uncertainty and apply our values to all situations so our customers can trust us to make their work, work better for them. We provide all our employees—from our executive officers to new hires—with ethics and compliance training. Our training content is covered in our Code of Ethics and our anti-corruption, anti-harassment and whistleblowing policies. We continually revisit and reinvent our training to make it relevant to the daily lives of our employees and an effective guide in making the right ethical decisions.

Data Ethics & Emerging Technology

One of the areas where ethical decision-making is most important is in the collection, use and protection of data. We aim to foster responsible and ethical use of data and emerging technologies. In 2020, we established our Data Ethics Council, comprised of senior executives from IT, data security, privacy, compliance, artificial intelligence ("AI") and legal to oversee and manage our data ethics practices and risks. The charter of our Data Ethics Council is to consider data use cases that, while legally permitted, may not meet our standards for maintaining our customers' trust. One area of particular focus is AI. For us, AI is a means to identify and resolve problems faster and create better employee experiences so they can focus on the more creative and productive parts of their work. The more we can help provide intelligent and intuitive experiences, the more we can help people feel engaged and empowered to do their best work. We understand that with the increased use of AI comes more responsibility, and our Data Ethics Council helps to establish a framework for the appropriate use of data to avoid bias and protect personal information.

Data Security & Privacy

As caretakers of our customers' data, we have an immense responsibility to protect it. We are focused on, and invest heavily in, security, compliance and privacy to meet industry and regulatory expectations to secure our customers' data. We focus on continuous education and training to constantly hone our detection and response capabilities. During the COVID-19 pandemic, our workflows automated resiliency-based efforts, such as secure remote workforce onboarding and provisioning at scale. Furthermore, we are continually testing the robustness of our platform through internal and external security assessments.

As cybersecurity is often a top operational risk for companies, we are committed to meeting security, compliance and privacy requirements, especially those mandated by our highly-regulated commercial and federal customers. In 2020, we met our financial services security requirements and in early 2021, we extended our platform and solutions for highly regulated industries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2021, by:

- each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors and director nominees;
- each of our named executive officers; and
- all of our current executive officers and directors as a group.

Percentage ownership of our common stock is based on 197,447,046 shares of our common stock outstanding on March 31, 2021. Under the rules of the SEC, beneficial ownership represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons in the table have sole voting and investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. In accordance with SEC rules, we have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2021, or subject to RSU or PRSU awards that will vest and settle within 60 days of March 31, 2021, to be outstanding and to be beneficially owned by the person holding the option, RSU or PRSU award for purposes of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Number**	**Percent**
5% or Greater Shareholders:		
BlackRock, Inc.(1)	16,090,360	8.1 %
Vanguard Group, Inc.(2)	15,538,063	7.9 %
T. Rowe Price Associates, Inc.(3)	15,165,843	7.7 %
Directors and Named Executive Officers:		
William R. McDermott(4)	39,297	*
Gina Mastantuono(5)	7,087	*
Chirantan "CJ" Desai(6)	73,360	*
Kevin Haverty(7)	33,472	*
Russell S. Elmer(8)	16,254	*
David L. Schneider	34,058	*
Frederic B. Luddy(9)	423,183	*
Susan L. Bostrom	4,662	*
Teresa Briggs	667	*
Jonathan C. Chadwick	5,162	*
Paul E. Chamberlain	8,688	*
Lawrence J. Jackson, Jr.	—	*
Jeffrey A. Miller(10)	58,559	*
Anita M. Sands(11)	16,598	*
Dennis M. Woodside	3,290	*
All current executive officers and directors as a group (14 persons)(12)	690,279	*

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1) Consists of shares of common stock beneficially owned as of December 31, 2020 according to a Schedule 13G/A filed with the SEC by BlackRock Inc. ("BlackRock") on February 1, 2021. BlackRock reported (i) sole voting power with respect to 13,800,087 shares of our common stock and (ii) sole dispositive power with respect to all 16,090,360 shares of our common stock. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(2) Consists of shares of common stock beneficially owned as of December 31, 2020 according the Schedule 13G/A filed with the SEC by the Vanguard Group, Inc. (the "Vanguard Group") on February 11, 2021. The Vanguard Group reported (i) sole dispositive power with respect to 14,671,810 shares of common stock, (ii) shared dispositive power with respect to 866,253 shares of common stock, and (iii) shared voting power with respect to 335,686 shares of common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Tavern, PA 19355.

(3) Consists of shares of common stock beneficially owned as of December 31, 2020 according to a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") on February 16, 2021. The Schedule 13G/A reports that Price Associates has sole voting power with respect to 5,618,827 shares of common stock and sole dispositive power with respect to all 15,165,843 shares of common stock. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(4) Consists of (i) 8,730 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021, (ii) 16,064 shares of common stock subject to stock options held by Mr. McDermott that are exercisable within 60 days of March 31, 2021, (iii) 3,600 shares of common stock held by William R. McDermott 2020 GRAT, of which Mr. McDermott is the Trustee, and (iv) 10,903 shares of common stock held by Mr. McDermott.

(5) Consists of (i) 3,603 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021, and (ii) 3,484 shares of common stock held by Ms. Mastantuono.

(6) Consists of (i) 29,482 shares of common stock subject to stock options held by Mr. Desai that are exercisable within 60 days of March 31, 2021, (ii) 6,326 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021, and (iii) 37,552 shares of common stock held by Mr. Desai.

(7) Consists of (i) 19,110 shares of common stock held by the Kevin A. Haverty 2014 Irrevocable Insurance Trust, of which Mr. Haverty's spouse is the Trustee, and (ii) 4,900 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021, and (iii) 9,462 shares of common stock held by Mr. Haverty

(8) Consists of (i) 3,843 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021, and (ii) 12,411 shares of common stock held by Mr. Elmer.

(9) Consists of (i) 50,700 shares of common stock held by the Luddy Family Dynasty Trust LLC, of which Mr. Luddy may be deemed to have voting and investment power, and (ii) 372,483 shares of common stock held by the Frederic B. Luddy Family Trust, of which Mr. Luddy is a trustee.

(10) Consists of (i) 11,536 shares of common stock subject to stock options held by Mr. Miller that are exercisable within 60 days of March 31, 2021, (ii) 44,040 shares of common stock held by the Miller Living Trust, dated July 7, 1985, of which Mr. Miller is co-trustee, and (iii) 2,983 shares of common stock held by Mr. Miller.

(11) Consists of (i) 9,084 shares of common stock subject to stock options held by Ms. Sands that are exercisable within 60 days of March 31, 2021, and (ii) 7,514 shares of common stock held by Ms. Sands.

(12) Consists of (i) 596,711 shares of common stock, (ii) 66,166 shares of common stock subject to stock options that are exercisable within 60 days of March 31, 2021, and (iii) 27,402 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2021.

The names of our currently serving executive officers, their ages as of the Record Date, and their positions are shown below.

Name	Age	Position
William R. McDermott	59	Director, President and Chief Executive Officer
Gina Mastantuono	50	Chief Financial Officer
Chirantan "CJ" Desai	50	Chief Product and Engineering Officer
Kevin Haverty	55	Chief Revenue Officer
Russell S. Elmer	56	General Counsel and Secretary

Our Board of Directors appoints our executive officers, who then serve at the discretion of our Board of Directors. There is no family relationship between any of the directors or executive officers and any other director or executive officer of ServiceNow.

For biographical information regarding Mr. McDermott, please refer to "*Our Board of Directors*" above.

Gina Mastantuono has served as our Chief Financial Officer since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer, Controller and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Prior to Revlon, Ms. Mastantuono held various executive finance roles at InterActiveCorp., a media and internet company. Ms. Mastantuono began her career at Ernst & Young in the entrepreneurial services group. Ms. Mastantuono currently serves as a member of the board of directors of Roblox Corporation, an online platform company. Ms. Mastantuono holds a B.S. degree in Accounting and Business Administration from the State University of New York at Albany.

Chirantan "CJ" Desai has served as our Chief Product and Engineering Officer since March 2021 and our Chief Product Officer from December 2016 to March 2021. From September 2013 to December 2016, Mr. Desai held several positions at EMC. Most recently, he served as the President of the Emerging Technologies Division from September 2014 to December 2016, where he oversaw product management, engineering, product marketing, research and development, the launch of new product lines, and the growth of new businesses that help customers accelerate their journey to cloud computing. Prior to joining EMC, Mr. Desai held several leadership roles at Symantec Corporation from November 2004 to September 2013. Most recently, he served as Executive Vice President of Information Management from January 2013 to September 2013, where he led the strategy, development, technical support and delivery of Symantec's backup and recovery, storage and availability, archiving and eDiscovery products. He also served as Senior Vice President and General Manager of Symantec's Endpoint and Mobility Group from May 2011 to May 2012, where he headed engineering, product management and all related product operations for Symantec's Endpoint Protection, Protection Suites, Mail and Web Security, Virtualization Security, and Mobility solutions. Prior to Symantec, he held product development roles at Pivotal Corporation and Oracle Corporation. Mr. Desai currently serves as a member of the board of directors of Zebra Technologies Corp., an enterprise asset intelligence company. Mr. Desai holds a Masters degree in Computer Science and an M.B.A. degree from the University of Illinois at Urbana-Champaign.

Kevin Haverty has served as our Chief Revenue Officer since July 2020. Mr. Haverty previously served as our Executive Vice President, Worldwide Sales (and other senior positions) from December 2011 to July 2020. From January 2010 to December 2011, Mr. Haverty served as Vice President, Americas Sales of the Backup Recovery Systems division of Dell EMC (formerly EMC Corporation). From June 2006 to January 2010, Mr. Haverty held senior positions at Data Domain, including Vice President of Americas Sales. Mr. Haverty holds a B.A. degree in Political Science from Providence College and was a member of Army ROTC and a Distinguished Military Graduate.

Russell S. Elmer has served as our General Counsel and Secretary since November 2018. From September 2016 to November 2018, Mr. Elmer served as General Counsel of LendingClub Corporation. From July 2015 to September 2016, he served as Deputy General Counsel of PayPal Holdings, Inc., following its separation from eBay Inc. From February 2014 to July 2015, he served as the Deputy General Counsel of eBay Inc. From April 2009 to August 2012, he served as the General Counsel of Pricelock, Inc. From 2000 to 2007 and 2008 to 2009, he served as the General Counsel of E*TRADE Financial Corporation. From 1990 to 2000, he served as an attorney and partner at Gray Cary Ware & Freidenrich LLP. Mr. Elmer holds a J.D. degree from the University of California, Berkeley, School of Law and an A.B. degree in Political Science and International Relations from Stanford University.

LETTER FROM THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

A message to our fellow shareholders:

2020 was a remarkable year. We began the year with a new CEO, Bill McDermott, and an audacious goal—to become the defining enterprise software company of the 21st century. We made a plan for our progress in 2020, which was to build on the great work we had done in creating a compelling portfolio of IT, Employee, Customer and Creator Workflows, all leveraging the power of the Now Platform, to help enable our customers' digital transformation journey.

Then the world changed in an instant. The COVID-19 virus began to spread globally and the world began to shut down. Suddenly it became clear that gatherings of people in confined spaces created a potentially lethal threat to health and safety. Air travel stopped almost completely; hotel occupancy in many jurisdictions became limited to essential workers, gasoline consumption collapsed and many parts of the economy came nearly to a halt. Unemployment in the United States reached levels not seen since the Great Depression.

Like many other companies, in early March, just three weeks before the end of Q1, we made the decision to close most of our offices across the globe to all employees except for certain critical positions. In-person meetings and events, which had been such a critical element of our sales and support activities, had to be canceled. Our business, digitally enabled, had to pivot to distributed work overnight, while maintaining business continuity and momentum. The challenges were unprecedented. Through it all, we turned to our purpose—making the world of work, work better for people—to guide our decisions and focus our efforts.

When we reported our earnings for Q1, our customers were facing unprecedented challenges – especially the twenty percent in the industries most directly impacted by the pandemic, such as transportation, hospitality, retail and energy. With these impacts in mind, we adjusted our forward looking external guidance and internal forecasts based on the information available to us at the time. At the same time we also made a commitment to our employees; we declared that we would have no layoffs in 2020. We kept that commitment.

The factors that disrupted the economic environment and impacted our customers did not improve through 2020; in fact, in many ways they became more challenging. We still had to operate in a world battered by a global pandemic. In addition, we faced a reckoning of social justice issues in the United States, political uncertainty in the United States and around the world, and the uncertainties associated with Brexit. These societal issues affected our employees on a personal level no less than they did in the broader society. Our management team and the over 13,000 employees of ServiceNow met those challenges by staying focused on our Company's purpose and our core values.

Adjusting to remote working, we found ways to be more productive and were able to increase the rate of innovation on our platform upgrades on time with the highest quality. Not only were we able to meet our "no-layoff" commitment; our headcount grew by approximately 2,000 employees between Q2 and Q4 2020. Adjusting to our customers' needs, we created new products and new workflows to help enterprises better serve their employees, their customers and their citizens. We started by partnering with our customer, the Washington State Department of Health, to develop an Emergency Response application to help manage the immediate needs associated with managing the pandemic, and we distributed a fully functioning application, free of charge, within two weeks. We continued that commitment to innovate for our customers throughout the year. We found ways to meet with and stay close to our customers through virtual executive briefings. Without being able to physically bring together 20,000 customers and partners, we created a digital experience for Knowledge 2020 that reached over 36,000 customers and partners, and we launched a brand campaign utilizing multimedia advertising. Adjusting to the increasing urgency for social justice, we made further investments in support of diversity, inclusion and belonging for our global workforce. In January 2021, we launched a $100 million Racial Equity Fund focused on serving Black communities in the US.

Rising to meet the unprecedented, global challenges, ServiceNow delivered a year of record results. In 2020, our total revenues were over $4.5 billion, representing 31% growth over 2019. We see ourselves well on our way to achieving our goal of $10 billion in annual revenue and beyond.

Innovation and execution at scale in this environment requires disciplined, seasoned and dedicated leadership. In his first full year as our CEO, Bill McDermott delivered significant transformative growth and shareholder value. His compensation was dependent

on meeting stringent performance metrics that delivered record results by creating great experiences for our customers and employees and outstanding returns for investors.

The same performance-based approach to compensation applied to all of our senior leadership team. In measuring performance, we place the greatest emphasis on the metrics that we believe will most impact long term value for our shareholders and other stakeholders. We set very aggressive targets for net new annual contract value, which represents potential revenue and customer relationships for many years into the future. We also set aggressive targets for net expansion rate and free cash flow margin, which we believe build a healthy business for the long term.

In part, we feel comfortable with our compensation structure because we have enjoyed a long standing dialogue with you, our shareholders. We have been honored to continue a rich engagement, meeting with you throughout the year to discuss our long-term vision for the company and how our compensation philosophy helps us realize that vision. We have been able to speak with at least 30% or more of our shareholder base. We value these conversations and your feedback is reflected in our programs. We look forward to continuing that dialogue with you as we manage through a prolonged, unprecedented global pandemic, while driving the next phase of our growth.

Thank you for your support and your continuing commitment to the success of ServiceNow.

Sincerely,

Jeffrey A. Miller (Chair)
Susan L. Bostrom
Dennis M. Woodside

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis discusses the principles underlying our executive compensation policies and how they shaped specific compensation decisions involving our named executive officers ("Named Executive Officers") for and during the year ended December 31, 2020.

Fiscal year 2020 was a year of important accomplishments for ServiceNow. In terms of our business, 2020 represented a year of outstanding performance through the challenging COVID-19 environment. From our Named Executive Officers to our over 13,000 employees around the world, we all came together as a united team to navigate this unprecedented time and to continue performing and executing against our strategic priorities on our path to becoming the defining enterprise software company of the 21st Century.

Our 2020 compensation program remained largely unchanged from our 2019 compensation program. In light of the economic impact and uncertainty created by COVID-19 and in order to motivate our entire employee base, in its mid-year review of the compensation program, the Board and the Compensation Committee approved adjustments to the targets set at the beginning of the year. Two metrics were adjusted downward, but another metric was adjusted upward because of positive free cash flow trends we were seeing in the business. Despite COVID-19, our shareholder outreach and engagement efforts remained strong in 2020. During 2020, the Compensation Committee also selected our 2021 Peer Group, which replaced two companies from our 2020 Peer Group with two new companies that better matched our growth profile.

In January 2021, the Compensation Committee approved changes to our short- and long-term incentive compensation programs in response to shareholder feedback and as part of our commitment to continue to evolve our compensation practices to ensure alignment between pay and performance. Such changes include:

- introducing a three-year relative total shareholder return component to our long-term incentive program;
- reducing the Net New Annual Contract Value component weighting in both the short- and long-term incentive programs;
- moving the Free Cash Flow Margin metric from the short-term to the long-term incentive program; and
- removing Net Expansion Rate from the short-term incentive program and adding two new metrics: Subscription Revenues and Operating Margin.

The contents of this Compensation Discussion and Analysis are organized in the following Sections:

- Section 1 - Executive Summary
- Section 2 - Compensation Philosophy and Objectives
- Section 3 - Shareholder Engagement and Evolving Compensation Program
- Section 4 - 2020 Compensation Decisions
- Section 5 - Other Compensation Policies and Information

Our Named Executive Officers as of December 31, 2020 are as follows:

Name	Title
William R. McDermott	President and Chief Executive Officer
Gina Mastantuono	Chief Financial Officer
Chirantan "CJ" Desai	Chief Product and Engineering Officer
Kevin Haverty	Chief Revenue Officer
Russell S. Elmer	General Counsel
David L. Schneider(1)	President, Emeritus; Former President, Global Customer Operations

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(1) Mr. Schneider ceased to be an executive officer when he resigned as President, Global Customer Operations in July 2020, but remained President, Emeritus through the end of fiscal 2020.

Section 1 - Executive Summary

Our executive compensation program is designed to align with our pay-for-performance philosophy, drive achievement of our strategic and financial goals and continue to incentivize value creation for all our stakeholders.

Business Overview - Our Purpose

Founded in 2004, ServiceNow's purpose is to make the world of work, work better for people. We help global enterprises across industries, universities and governments to digitize their workflows—the individual tasks that need to be executed to get a job done. This became even more important for us, our customers and the world as we all faced the unprecedented challenges created by the COVID-19 pandemic. We believe that people want the technology they use in their work to be more efficient and simpler to use. Our company, platform, products and brand are built with the knowledge that the future is getting smarter and we can make work more meaningful and fulfilling for people around the world. Our platform enables us to connect systems, silos, departments and processes with digital workflows that are simple and easy to use. We deliver digital workflows that create great experiences and unlock productivity to approximately 6,900 enterprise customers worldwide, including nearly 80% of the Fortune 500.

We offer out-of-the-box solutions that can be quickly built and customized to support any part of an organization's operations. It is that ability to quickly build fit-for-purpose applications that allowed us in March 2020 to launch emergency response applications in a matter of days to help governments, hospitals, universities and businesses respond to the outbreak of COVID-19. It is that ability that has enabled us to innovate in a remote environment, launching our Safe Workplace suite of applications to help our customers return their employees to the workplace and our Vaccine Administration Management application to help solve one of the greatest workflow challenges of our time—the distribution, administration and monitoring of vaccinations.

As enterprises and organizations undergo and accelerate their digital transformation journeys, which has become increasingly important in recent years and especially during COVID-19, they realize the power of the Now Platform. Customers must commit to a multi-year subscription to utilize our solutions, and our customers consistently renew their subscriptions when their term nears expiration, as shown by our consistent 98% renewal rate over the past three years. As a result, we were recognized as one of Fortune's Most Admired Companies in 2020 and achieved the #1 spot on Fortune's Future 50 for 2020. Building an enduring company requires innovative and visionary technical product expertise combined with seasoned, disciplined and world-class management. We have invested heavily in our talent to both innovate and scale, and in 2020 we not only met our commitment to not have any layoffs during the year, our total headcount grew 26% year-over-year. We believe this benefits our customers and long-term shareholders.

Highlights of 2020 Corporate Results

In 2020, we had another year of high year-over-year growth as shown in the graphs below, which translated into superior shareholder returns. We outperformed the S&P 500 by over 8 times; we outperformed the Russell 3000 by nearly 8 times; and we outperformed our 2020 Peer Group by nearly 3 times.

Success with our Customers Drives Superior Returns



(1) Previously disclosed number of customers with ACV greater than $1M is restated to allow for comparability. ACV is calculated based on the foreign exchange rate in effect at the time the contract was entered into. Foreign exchange rate fluctuations could cause some variability in the number of customers with ACV greater than $1M.

(2) We adjust our Renewal Rate for acquisitions, consolidations and other customer events that cause the merging of two or more accounts occurring at the time of renewal. Additionally, starting in 2020, we simplified our methodology related to contracts less than 12 months to derive ACV used to calculate Renewal Rate. Previously disclosed Renewal Rates may be restated to reflect such adjustments or methodology simplification to allow for comparability.

(3) Source: S&P Capital IQ as of close price on 12/31/2020.

Compensation Highlights

Compensation Philosophy and Objectives

We design our executive compensation program to achieve the following objectives:

- attract, motivate and retain leaders of outstanding ability and potential on our path to becoming the defining enterprise software company of the 21st century;
- demand and reward the achievement of aggressive key performance measures;
- manage the business to our purpose of making the world of work, work better for people, which ensures that our business keeps our customers, and in turn their customers and constituents, at the center of our business;
- reinforce our values, which serve to motivate our leaders to deliver the highest level of company, team and individual performance;
- discourage excessive risk taking; and
- ensure that executive compensation is meaningfully related to the creation of long-term shareholder value.

Compensation Strongly Tied to Performance

Executive compensation for all of our Named Executive Officers is tightly linked to our financial and operational performance in order to align compensation with shareholder value creation. While our compensation program balances fixed and variable (at-risk) pay, approximately 77% and 64% of our CEO and other Named Executive Officers' target 2020 compensation, respectively, is based on performance and therefore at-risk. Target values for 2020 shown below are based on our annual compensation program components described below under "*—Elements of our 2020 Compensation Program*".


Target 2020 Compensation
CEO
77% Performance Based
69%
17%
6%
8%
Other NEOs
64% Performance Based
57%
30%
7%
7%
= Base Salary
= Performance-Based Cash Bonus
= Long-Term Incentive (PRSU)
= Long-Term Incentive (RSU)

Elements of our 2020 Compensation Program

The compensation program for our Named Executive Officers for 2020 consists of a mix of fixed and variable compensation in order to align compensation with short- and long-term shareholder value creation.

Pay Component	Rationale and Value to Shareholders
Base Salary	• Conservative to market and determined based on experience, skills and responsibilities and internal pay equity • Small portion of overall compensation to maintain program's focus on performance-based pay
Performance-Based Cash Incentive	• Aligned to growth plan strategy and encourages achievement of defined corporate performance objectives • A diversified mix of metrics to drive efficient growth and shareholder value creation
Performance- and Time-Based Restricted Stock Units	• Incentivizes long-term shareholder value creation and strong financial performance • Aligns to shareholder interests • Provides retention incentive

Metric Selection: Importance of Net New Annual Contract Value ("NNACV") to our Business

After extensive review and analysis, including multiple discussions with our shareholders, the Compensation Committee and management continue to consider NNACV an effective measure of our short- and long-term performance, as it represents bookings from new customers and additional bookings from existing customers. NNACV is of unique importance in our business model, as it is simultaneously a driver of our short-term success, in that it measures the business booked in a given year, and our long-term success, in that our contracts are typically three years in length and our renewal rates are consistently over 95%. Thus, NNACV provides both current and forward-looking insight into our performance. As such, NNACV is a component in both our short- and long-term cash- and equity-based compensation plans for 2020 and 2021.

Compensation Best Practices

To ensure our executive compensation program is effective in aligning shareholder and Named Executive Officer interests, we adhered to the following best practices in 2020:

What We Do	What We Do Not Do
☑ Conduct annual executive compensation review	☒ Offer retirement plans other than standard 401(k) offered to all employees
☑ Maintain an independent compensation advisor	☒ Offer significant perquisites
☑ Place a significant amount of targeted compensation at-risk (77% for CEO)	☒ Provide Section 280G tax gross-ups
☑ Target a significant portion of total compensation in equity (86% for CEO)	☒ Allow hedging or pledging
☑ Maintain stock ownership guidelines for executive officers and directors (3x base salary for CEO)	
☑ Maintain a "clawback" policy	
☑ Multi-year vesting requirements for all equity awards	

Commitment to Shareholder Engagement

Throughout the year, our Investor Relations team, frequently along with our CEO and CFO, engages with our shareholders. Additionally, starting in 2018, ServiceNow's Board, Compensation Committee, Lead Independent Director and management committed to shareholder engagement efforts at least twice a year to maintain an active dialogue with shareholders and seek their input as we continue to evolve the design of our compensation program. In June 2020, leading up to our 2020 annual meeting of shareholders, we engaged with shareholders representing over 30% of our shares[1]. In December 2020 and January 2021, we engaged with shareholders representing approximately 40% of our shares[1]. We thoughtfully consider shareholder input on topics ranging from compensation strategy to corporate governance to ESG. Our Lead Independent Director and Chair of the Compensation Committee as well as our Legal, Investor Relations and Global Talent teams participate in these engagement efforts and provide a summary of all relevant feedback to the Compensation Committee, the Nominating and Governance Committee and the Board. Our Board reviews our compensation and corporate governance framework each year based on a number of inputs, including shareholder feedback. In response to shareholder feedback we received, our Compensation Committee implemented changes to our executive compensation program as discussed in "*Section 3 - Shareholder Engagement and Evolving Compensation Program*".

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(1) Estimates based on Schedule 13Fs filed with the SEC

Section 2 - Compensation Philosophy and Objectives

We operate in an extremely competitive market for talent. In our industry, there is substantial and continuous competition for leadership with the experience and aptitude to motivate and lead product, engineering, sales, general and administrative, and operations teams. ServiceNow's headquarters are located in the Bay Area, where competition for talented leadership is particularly intense. Further, our continued success has made our employees and executives more attractive as candidates for employment with other companies, and they are subject to significant ongoing recruiting efforts by other companies in the technology industry generally. In order to grow our Company to $10 billion in revenue and beyond, and to become the defining enterprise software company of the 21st century, we need to retain and attract experienced leaders. At the same time, our programs need to balance this need with shareholders' interests in ensuring that compensation is tightly correlated to long-term, sustained performance and demonstrates disciplined equity usage. To accomplish this, we believe our compensation packages must have components that executives can understand, be comparable to competing alternatives and appropriately reward strong performance. We believe that to accomplish this we must provide a compelling total compensation package to our Named Executive Officers through a combination of base salary, performance-based cash incentives, equity awards and broad-based employee programs.

We believe that our executive compensation program should include short-term (base salary and cash bonus) and long-term (equity) elements, with an outsized weighting on performance-based equity compensation. Our program is designed to demand and reward consistent performance that meets or exceeds expectations. We evaluate both performance and compensation to ensure that the compensation provided to our Named Executive Officers remains competitive relative to compensation paid by companies with which we compete for executive talent, and that it takes into account our absolute and relative performance, our short- and long-term strategic objectives and the performance of the individual executive.

Section 3 - Shareholder Engagement and Evolving Compensation Program

Our Proactive Response to Shareholder Feedback

As we manage our business with a focus on continued innovation and growth, we recognize that our compensation program must balance shareholder perspectives with our ability to retain and attract the highest caliber of talent to help facilitate growth at scale. As discussed above, to help us better understand the perspectives of our shareholders, we have established a robust shareholder engagement program, and the compensation-related feedback we receive from shareholders is an important component that informs the Compensation Committee's decision-making process. Additionally, the Chair of our Compensation Committee, who also serves as our Lead Independent Director, is actively involved in our shareholder engagement efforts. Over the past few years, we have made changes to our compensation programs not only to reflect the evolving nature of our business, but also to respond to feedback from our shareholders. Below is a summary of the changes made since 2019 in response to shareholder feedback:

In response to shareholder engagement, we made several changes to, and enhanced disclosure of, our compensation program:

Shareholder Feedback	Action Taken
• Incorporate profitability metric to the Annual Cash Incentive Plan	• Switched to a mix of top-line and bottom-line metrics starting in 2019 to drive efficient growth and reduced NNACV weighting in 2021 Cash Incentive • Switched to annual payout beginning in 2019, incentivizing sustained results over the year • Achievement of financial metrics funds the bonus pool; a portion of actual payout is based on individual performance objectives approved by the Compensation Committee (25% for 2020 and 2021)
• Further enhance long-term alignment of LTI and disclose rationale behind one-year performance period	• Added RSUs with four-year total vesting period as an element of our LTI, representing 20% of the total LTI grant for our Named Executive Officers • Enhanced disclosure to explain why a one-year performance period is the best motivator and driver of shareholder value (see below under "*A one-year performance period for NNACV is an effective measurement period to drive long-term shareholder value and motivate our Named Executive Officers*") • Reduced NNACV weighting and added three-year rTSR component to 2021 LTI PRSUs (see below under "*2021 Compensation Program-2021 LTI Program - 80% PRSUs*")
• Eliminate evergreen provision in the equity plan	• Amended equity plan to eliminate the evergreen provision
• Eliminate ability to reprice options without shareholder approval	• Amended equity plan to eliminate ability to reprice stock options without shareholder approval
• Enhance disclosure around the selection of performance metrics and their relevance to the business / strategy, including any new-hire specific compensation components	• Enhanced the disclosure throughout the CD&A on metrics selected and their importance to the business and our growth plan • Particular focus on NNACV, given importance to our business and use within our short- and long-term plans (see below under "*Metric Selection: NNACV is an effective indicator of Company performance and long-term growth*") • Robust disclosure regarding Mr. McDermott's new hire compensation package in 2019
• Ensure sufficient disclosure of individual metrics and increase weighting of company performance for Cash Incentive	• Detailed disclosure of the individual strategic goals for the Cash Incentive and individual metric component reduced from 50% in 2019 to 25% in 2020 (see below under " *2020 Compensation Decisions*")

Maintaining Stability with our 2020 Compensation Program during Leadership Transitions

In January 2020, and in connection with its annual review of our compensation program, the Compensation Committee maintained largely the same compensation program as 2019 for consistency given the management changes that occurred in 2019 and into early 2020, including CEO and CFO transitions. Similar to the 2019 compensation program, the 2020 compensation program continued to tie executive compensation to performance and to align the interests of our executives with those of our shareholders. In response to shareholder feedback, the 2020 performance-based cash incentive ("Cash Incentive") maintained a mix of top-line and bottom-line metrics to provide balanced incentives that drive efficient growth. Additionally, the 2020 Cash Incentive would not be funded unless the Company met 85% of the target NNACV. Once the 2020 Cash Incentive pool was funded, payout was based 75% on Company performance against three metrics (NNACV, Net Expansion Rate and Free Cash Flow ("FCF") Margin) and 25% on individual performance against individual metrics approved by the Compensation Committee.

As discussed with shareholders during our 2020 outreach process, and in order to maintain the longer-term alignment of our executive officer compensation and shareholder interests, the Compensation Committee determined that 20% of the 2020 Long-Term Incentive ("LTI") would continue to be awarded in the form of RSUs, with a longer total vesting period. The LTI RSUs vest quarterly over four years. The remaining 80% were awarded in PRSUs with a one-year NNACV performance metric and three-year total vesting period with one-third vesting after the first year and quarterly vesting thereafter.

Shareholder Feedback from Recent Outreach

As discussed above, we engaged with shareholders in June 2020, December 2020 and January 2021. Overall, shareholders expressed broad support of our programs. Shareholders who know our business well informed us:
- our utilization of PRSUs, which comprise 80% percent of our LTI program, is very rigorous and the performance weighting is well above industry standard;
- our NNACV metric represents a longer term revenue stream for the Company, and a rigorous one-year NNACV target may actually provide longer term shareholder benefit than, for example, a three-year revenue target; and
- the transparency of our disclosures on compensation-related items is very helpful to an understanding of our programs and can serve as a positive example to others.

While shareholders were generally supportive of our compensation program, we also received valuable feedback about their preferred enhancements to our compensation programs and disclosures. The following represent the most common requests we received from shareholders:

- **Modifications due to impacts of COVID-19**: Ensure sufficient disclosure about rationale for mid-year changes and the actual payouts based on original targets versus modified targets (as disclosed below under "*2020 Compensation Decisions*").

- **Performance metrics:** Continue enhanced disclosure regarding the relevance of metric selections to the business and strategy, particularly NNACV (as disclosed below under "*—Metric Selection: NNACV is an effective indicator of Company performance and long-term growth*").

- **Pay for performance alignment of LTI:** Enhance long-term alignment of LTI and ensure sufficient disclosure is provided to explain why an annual performance period for certain metrics continues to be an effective motivator and driver of shareholder value (as disclosed below under "*—A one-year performance period is an effective measurement period to drive long-term shareholder value and motivate our Named Executive Officers*" and "*2021 Compensation Program-2021 LTI Program - 80% PRSUs*").

At the 2020 annual meeting of shareholders, our say-on-pay proposal received approximately 60% support from shareholders, compared with approximately 88% in the prior year. The Board and the Compensation Committee took note of this shareholder sentiment and, following the meeting, further reviewed our compensation program taking into account the shareholder feedback received and our key objectives of aligning the program to the achievement of strategic corporate performance objectives within our growth plan and driving long-term shareholder value. Weighing the shareholder support at our 2020 annual meeting of shareholders on our say-on-pay proposal, and feedback from our continued shareholder engagement in late 2020 and early 2021, the Compensation Committee decided to implement changes to our 2021 compensation program components for the Cash Incentive and the LTI. More information about our 2021 compensation program evolution is described below in "*—Multi-Year Evolution of Compensation Program*".

Metric Selection: NNACV is an effective indicator of Company performance and long-term growth

We received feedback from shareholders that they want to continue to understand our selection of performance metrics and their relevance to our business. NNACV is a metric that is incorporated in both our short- and long-term compensation plans for 2020 and 2021. We believe that NNACV is an effective measure of our performance and organic growth, as it represents bookings from new customers and additional bookings from existing customers. As discussed above, when a customer subscribes to our solutions, it must make a contractual commitment to pay for the products and services for a period of time—typically a three-year period. Thus, a contract signed in a given year typically represents a long-term revenue stream for three years. In addition, due to our consistently high renewal rate, which was 98% over each of the past three years, the NNACV we achieve in one year creates an opportunity for renewal and expansion of revenues in future years. NNACV is meaningful because it is a measure of our current operational success and provides insight into the future performance and outlook into the health and growth of our business.

Our shareholders who most closely follow and understand our business and our industry are very supportive of our utilization of the NNACV metric and some even expressed reservations if we were to unduly de-emphasize our reliance on that metric. As a result, and after much scrutiny and analysis at multiple Compensation Committee meetings in 2019 and 2020, the Compensation Committee determined that NNACV should remain a fundamental component of our Cash Incentive and LTI programs for 2020 and 2021.

Specifically, for PRSUs, which comprise 80% of the 2020 LTI program for our Named Executive Officers, a performance-based equity weighting significantly above peer and broader technology industry practice, 2020 achievement is determined solely on the basis of NNACV booked in 2020, but each Named Executive Officer must remain with us for three years to realize the full value of the award. In contrast, for the 2020 Cash Incentive, NNACV comprises only a portion of the overall funding. Achievement against the three metrics under the 2020 Cash Incentive determines how much of the bonus plan will be funded, subject to the initial funding threshold of 85% achievement against the NNACV target. Also, as mentioned above, 25% of each Named Executive Officer's payout under the 2020 Cash Incentive is determined by achievement of individual performance objectives approved by the Compensation Committee. The Compensation Committee believes that this structure appropriately recognizes NNACV as a very important driver of future success, and also ensures that the Named Executive Officers do not automatically receive duplicative payouts under our Cash Incentive and LTI programs.

While NNACV remains a fundamental component of our 2021 Cash Incentive and LTI programs, in light of shareholder feedback over the past two years about NNACV being a significant metric in both programs, the Compensation Committee reduced the weighting of NNACV in both programs and introduced FCF margin as a metric and a three-year relative total shareholder return ("rTSR") component to the PRSUs. In making this determination, the Compensation Committee sought to include measures for profitability and shareholder return in the PRSUs and sought to ensure that the Named Executive Officers would be focused on multiple targets under each program. More information about the weight of NNACV in our 2020 and 2021 compensation programs is described below in "—*Multi-Year Evolution of Compensation Program*".

A one-year performance period for NNACV is an effective measurement period to drive long-term shareholder value and motivate our Named Executive Officers

Based on shareholder feedback received in 2019 and 2020 the Compensation Committee has thought carefully about the continued appropriateness of a one-year performance period for the LTI program. For 2020, the Compensation Committee concluded that, given peer practice and the Company's fast-paced growth as well as our industry's dynamic, highly-competitive and fast-moving nature and the difficulty of predicting future performance in such an environment, the one-year performance period was appropriate for the Company in order to incentivize in-demand, high-caliber employees and retain the flexibility to properly incentivize and reward performance.

A one-year performance period for NNACV is in line with peer practices in our industry and allows us to set more aggressive targets, and has resulted in annual total revenue growth rates range from the high 20s to mid 30s. Utilizing a three-year performance period for NNACV would require us to be more conservative in setting targets that could be viewed as reasonably achievable by the employees we are trying to motivate in a very challenging and constantly changing environment. This means that implementing a three-year performance period could result in setting less aggressive goals, potentially resulting in lower longer term performance. As such, we believe our one-year NNACV period continues to effectively motivate the Named Executive Officers to perform against aggressive targets and provides better alignment with the long-term interests of our shareholders. By establishing NNACV targets for a one-year period (which typically represents a revenue stream for three years or more), we feel comfortable in setting very aggressive targets that we believe will properly motivate and reward our leadership team for taking the bold actions today that will create value for our stakeholders for years to come.

Additionally, the time-based vesting after the one-year performance is met (for a total vesting period of three years) and new three-year rTSR component starting with our 2021 compensation program (as described below under "—*Multi-Year Evolution of Compensation Program*") are additional motivators for the Named Executive Officers who have reached their NNACV target for year one to remain at the Company and to continue driving value for two more years. For example, a three-year total vesting period paired with NNACV means that the Named Executive Officers will generate shareholder value in one year that in practice lasts for three years or more, which is why we consider NNACV a long-term performance measure.

Multi-Year Evolution of Compensation Program

The below graphic illustrates the year-over-year changes and evolution of our executive compensation program. The compensation program design is not static and the Compensation Committee is committed to continual refinement and ongoing shareholder engagement. While we have used one-time equity awards to be competitive in attracting, motivating and retaining top management talent in the past, such awards are not part of our standard compensation program. When such awards are used in limited circumstances, such as in connection with hiring and/or retaining senior management talent, this type of award has demonstrated to be an effective performance motivator and driver of long-term performance.

Pay Element	2019 Design	2020 Design	2021 Design
Base Salary	• Conservative to market, consistent with emphasis on performance-based compensation	• Conservative to market, consistent with emphasis on performance-based compensation	• Conservative to market, consistent with emphasis on performance-based compensation
Performance-Based Cash Incentive	• Metrics: – 70%: Net New ACV – 20%: Free Cash Flow Margin – 10%: Net Expansion Rate • Payout: – Annual – 50% Company performance – 50% of payout based on individual performance objectives approved by the Compensation Committee	• Metrics: – 70%: Net New ACV – 20%: Free Cash Flow Margin – 10%: Net Expansion Rate • Payout: – Annual – 75% Company performance – 25% of payout based on individual performance objectives approved by the Compensation Committee	• Metrics: – 60%: Net New ACV – 20%: Subscription Revenues – 20%: Non-GAAP Operating Margin • Payout: – Annual – 75% Company performance – 25% of payout based on individual performance objectives approved by the Compensation Committee
Performance-Based Long-Term Incentive	• 80% in PRSUs earned based on Net New ACV: – One-year performance period followed by 24-month additional total quarterly time-based vesting period • 20% RSUs with four-year total vesting period	• 80% in PRSUs earned based on Net New ACV: – One-year performance period followed by 24-month additional total quarterly time-based vesting period • 20% RSUs with four-year total vesting period	• 80% in PRSUs earned based on 70% Net New ACV and 30% Free Cash Flow Margin + three-year rTSR (v. S&P 500 index) component: – One-year performance period for NNACV and Free Cash Flow Margin followed by additional 24-month total semiannual time-based vesting period – Three-year rTSR performance component determined and applied at the last vesting • 20% RSUs with four-year total vesting period
Mid-Year Review	• Formal review; may be modified at the discretion of the Board	• Formal review; may be modified only if conditions warrant, such as to reflect a significant corporate transaction or other extraordinary macro economic event	• Formal review; may be modified only if conditions warrant, such as to reflect a significant corporate transaction or other extraordinary macro economic event

2021 Compensation Program

Given the CEO and CFO transitions in 2019 and 2020, the Compensation Committee sought to maintain consistency between the 2019 and 2020 compensation programs and kept the program components largely the same for 2019 and 2020. However, in January 2021, after over a year of demonstrated execution and outperformance by management in an unprecedented economic environment, in line with our philosophy to continue to mature and evolve our compensation program as the Company matures and consistent with shareholder feedback, the Compensation Committee approved the following changes to our Cash Incentive and LTI programs.

2021 Cash Incentive Program

Our 2021 Cash Incentive will continue to be determined by three metrics to fund the pool, and payout determined 75% by Company performance and 25% by individual performance. NNACV will remain a significant component at 60% of the pool funding with the same 85% achievement of the NNACV target as a gate to pool funding. Instead of FCF Margin and Net Expansion Rate, each of Subscription Revenues and Operating Margin will be 20% of the pool funding. Because our Cash Incentive program applies to all employees, the Compensation Committee chose Subscription Revenues because it is better understood by the larger employee population and still contains a renewal component that Net Expansion Rate measured in our past programs. In meeting the Subscription Revenues target, renewals and expansion of existing contracts are drivers that help employees attain target performance and additional indicators of the long-term health of our business and customer satisfaction. The Compensation Committee added Operating Margin because it motivates more efficient performance and execution across all organizations in the Company and all employees at all levels have a role in helping the Company become more efficient to achieve this target.

2021 LTI Program - 80% PRSUs

As in 2020, PRSUs will constitute 80% of the overall value of LTI awards for our Named Executive Officers and most senior executives. Similar to our 2021 Cash Incentive, NNACV will be a significant component of the 2021 LTI PRSUs, with NNACV weighted at 70% and FCF Margin weighted at 30%. Because the LTI program applies to our most senior executives, the

Compensation Committee decided that the profitability metric, FCF Margin, would be more appropriate to motivate performance of our most senior members, who are most accountable for this metric. Also, in response to shareholder feedback and concerns about duplicative payments between the two programs, the Compensation Committee moved the FCF Margin metric from the Cash Incentive program to the LTI program. Additionally, in response to shareholder feedback about concerns about whether a one-year performance period under our LTI program is an effective long-term, measurement period to reward our Named Executive Officers' performance, the Compensation Committee added a three-year rTSR component to the LTI PRSUs as shown below. The three-year rTSR will be measured against the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date. The three-year rTSR component will be determined and applied at the last vesting based on the Company's performance against other S&P 500 companies. The Compensation Committee selected the comparison group of S&P 500 for its stability and because it consists of companies with a certain caliber of performance required to maintain on the index.


Net New ACV (70%)
Free Cash Flow Margin (30)%
3-year Relative TSR (rTSR) Component (vs S&P 500) (80%-120%)
Final PRSU Payout under 2021 LTI

Section 4 - 2020 Compensation Decisions

Base Salary

The Compensation Committee sets the base salaries of our Named Executive Officers at levels which allow us to attract and retain key talent, taking into consideration each individual Named Executive Officer's role and scope of responsibilities, experience, past performance and expected future contributions, as well as the base salary levels of our other Named Executive Officers. Consistent with our focus on performance-based pay, the Compensation Committee determined to set the base salaries of our Named Executive Officers in line with market, as reflected by our compensation peer group and determined by our independent compensation consultant. The Compensation Committee reviews the base salaries of our Named Executive Officers at the beginning of each year within this framework and makes adjustments as it determines to be necessary or appropriate. The Compensation Committee does not apply specific formulas to determine base salary adjustments.

Following its January 2020 salary review and taking into account the factors described above, the Compensation Committee determined to adjust the base salaries of our Named Executive Officers for 2020 effective March 1, 2020 as set forth in the table below. These increases keep their salaries more in line with market practice and take into consideration scope of responsibilities and individual contributions. Ms. Mastantuono's base salary was determined in connection with her initial employment agreement in November 2019, and her 2020 actual salary was pro-rated based on the number of days she was employed in 2020.

Named Executive Officer	2019 Base Salary	2020 Base Salary
Mr. McDermott	$1,000,000	$1,000,000
Ms. Mastantuono[1]	—	$550,000
Mr. Desai	$600,000	$625,000
Mr. Haverty[2]	—	$525,000
Mr. Elmer[2]	—	$475,000
Mr. Schneider[3]	$550,000	$600,000

_____

(1) Ms. Mastantuono joined as our CFO in January 2020.
(2) Messrs. Haverty and Elmer were not Named Executive Officers in 2019.
(3) Mr. Schneider remained employed as President, Emeritus through the end of fiscal year 2020 after his resignation as President, Global Customer Operations in July 2020.

Performance-Based Cash Incentive

Our Cash Incentive is a short-term incentive program that provides an opportunity to earn an annual cash bonus for the achievement of pre-defined corporate performance objectives and to reward those executives who significantly impact our corporate results. The 2020 Cash Incentive was measured and payable annually. The Compensation Committee believed that an annual structure was appropriate to balance the dynamic, fast-moving nature of our business with sustained, continuous performance throughout the fiscal year for executives to achieve performance objectives directly connected to our growth plan.

For the 2020 Cash Incentive, with the goal of encouraging achievement of three strategic corporate performance objectives aligned to our growth plan, the Compensation Committee selected three Company performance metrics. However, no funding of the 2020 Cash Incentive would occur unless the Company achieved at least 85% of the NNACV target. Once the pool is funded, payout of the 2020 Cash Incentive is determined as follows: 75% based on achievement of the three Company performance metrics and 25% based on achievement of individual strategic priorities established by the Compensation Committee in April 2020.


Funding
Payout
2020 Performance-Based Cash Incentive
Net New ACV(1)
Free Cash Flow Margin
Net Expansion Rate
Company Performance
Individual Performance

(1) At least 85% of NNACV target must be met for funding

As described above in "*—Shareholder Engagement and Evolving Compensation Program—Maintaining Stability with our 2020 Compensation Program during Leadership Transitions*", in late 2019, the Compensation Committee reviewed our business strategy in connection with the feedback shareholders provided during our 2019 outreach to assess the Cash Incentive metrics. Balancing the need to be responsive to shareholder feedback and maintaining stability during leadership transitions, the Compensation Committee maintained the three metrics from the 2019 Cash Incentive for 2020 Cash Incentive, consisting of a mix of top- and bottom-line metrics to provide balanced incentives that drive efficient growth.

The three Company performance metrics for the 2020 Cash Incentive funding and 75% of the Named Executive Officers' payout were NNACV, Net Expansion Rate and FCF Margin. For 2020, the Compensation Committee established target levels for each performance measure consistent with those set forth in our annual operating plan as updated to account for the impacts of the COVID-19 pandemic throughout 2020. The weighting, rationale, calculation and targets for each metric are summarized below.

The Company's Cash Incentive and LTI programs are subject to a formal mid-year review by the Compensation Committee. This mid-year review ensures that our programs meet the objectives discussed below and allows for discretion to adjust the targets or metrics, which the Compensation Committee may exercise in response to material changes such as a significant acquisition or extraordinary macroeconomic conditions impacting the Company's business.

2020 Company performance metrics and modification

During its formal mid-year review, in light of the COVID-19 pandemic and to align the 2020 Company performance metrics with the Company's modified 2020 external guidance and latest internal financial plan, the Compensation Committee and the Board approved both upward and downward modifications to 2020 Company performance metrics, as shown in the chart below, that they remained both challenging to achieve but aligned with shareholder expectations and long-term value creation. For example, the Compensation Committee and the Board increased the target for FCF Margin to ensure that the 2020 Cash Incentive aligned with and rewarded our executives for their specific performance and not for macroeconomic factors outside their control. In making their decision, the Compensation Committee and the Board extensively discussed and reviewed the significant changes to the macroeconomic landscape since the metrics were approved in January 2020 as impacted by the COVID-19 pandemic; the belief that, in this context, companies are focusing their efforts on managing the crisis, and protecting the health and well-being of all their stakeholders, including employees, customers and shareholders; and the need to ensure the retention and motivation of key employees. Additionally, the Compensation Committee and the Board retained the ability to exercise negative discretion to limit payouts should circumstances warrant at the time of determining achievement in January 2021.

Metric	Weighting	Calculation	Rationale of Metric	Original Targets for 2020	Rationale for modification	Modified Targets for 2020
NNACV (gate to funding)	70%	NNACV is calculated by adding the annual value of all new contracts and subtracting from that number the annual value of all contracts that have either been allowed to expire or reduced in size or scope.	A very effective indicator of our performance and growth over both short- and long term as it represents new and incremental bookings from both new and existing customers and has a significant impact on subsequent years' revenue given the multi-year duration of customer contracts and the opportunity for expansion revenues over time.	$1,157 million	Decreased to account for headwinds largely due to macroeconomic conditions resulting from COVID-19 pandemic	$1,041 million
FCF Margin	20%	FCF margin is calculated by dividing non-GAAP free cash flow by GAAP total revenues.	Profitability metric intended to best represent cash generated and align with shareholder interests.	29%	Increased to account for tailwinds largely due to expense savings resulting from COVID-19 pandemic	30.5%
Net Expansion Rate	10%	Net Expansion Rate is calculated by dividing ACV for the current period by the total ACV for the prior period using consistency in customers from the start of the period and excluding ACV from new customers.	Indicator of the percentage growth of our existing customers, measured by growth within our existing customer base. This metric focuses on customer success, and our ability to build a consistent and expanding revenue stream.	125.3%	Decreased to account for headwinds largely due to macroeconomic conditions resulting from COVID-19 pandemic	123%

In January 2021, the Compensation Committee and the Board reviewed its decision and extensively discussed:

- the macroeconomic conditions, particularly as impacted by the COVID-19 pandemic, that were considered at the time of the mid-year modifications to the targets;
- whether any of those conditions had improved meaningfully in the second half of 2020, including conditions surrounding the continued spread of the COVID-19 pandemic;
- vaccine development and distribution; political uncertainty; and
- the Company's achievement in 2020 despite continued challenging circumstances being a product of the strong execution of the Company, including closing the Company's largest deal to date as of Q4 2020, rather than any unexpected improvement in the COVID-19 pandemic environment.

As a result of such considerations, the Compensation Committee and the Board determined to maintain the Company's metrics and targets as approved during its mid-year review.

The Compensation Committee established a bonus pool funding and payout schedule that requires a high level of performance to receive threshold payout. No bonus pool funding is earned if we achieve less than 85% of the target NNACV, and no payout is earned with respect to any single performance measure if we achieve less than 85% of the target performance level for such measure. For 2020, the maximum amount that could have been funded was 150% of each Named Executive Officer's aggregate target cash bonus opportunity.

	Percentage of Performance Measure Achieved	Payout Level (performance measure weighting x percentage of target bonus)[1]
Below Threshold	<85%	0
Threshold	85%	50%
Target	100%	100%
Maximum	115%	150%

(1) With respect to each performance measure, for performance between the threshold and target performance levels and between the target and maximum performance levels, the payout level was to be determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved.

2020 Individual Goals

In April 2020, the Compensation Committee approved goals for our Named Executive Officers as a team aligned with key strategic priorities as described below, which account for 25% of the 2020 Cash Incentive payout after the bonus pool is funded as described above. The goals were hurdles above and beyond the Company performance metrics. Payment for this element would be made only if: (i) 85% of the NNACV target was met; *and* (ii) the individual goals were met.

Goal	Measure	Achievement
Be the trusted innovator for the C-Suite	• Elevate our relevance to the C-Suite through brand and product messaging initiatives	• Strong customer references • Increased brand awareness
Engage customers with a world-class Go-to-Market ("GTM") machine	• Build foundations for GTM $10 billion in annual revenue and beyond • Improve ease of doing business	• Met customer satisfaction and customer expansion goals
Force multiply ServiceNow with industry/ecosystem	• Accelerate our partners and vertical solutions	• Increased partner certifications • Growth of NNACV from industry solutions
Create product experiences that people at work love	• Execute product innovation plan across three core workflows and platform	• Met product quality and health goals • Increased product innovation, releasing six new products in 2020
Teamwork makes the dream work	• Build a world class talent engine • Innovate and execute at scale	• Met employee engagement and talent retention goals

2020 Cash Incentive Target Opportunity

The Compensation Committee set the 2020 Cash Incentive opportunities for each of our Named Executive Officers as set forth in the table below. The Committee determined to maintain the target opportunity as a percentage of salary from 2019 for each Named Executive Officer as it aligned and was competitive with the market following a comprehensive review of peer practices. Ms. Mastantuono's target opportunity was determined in connection with her employment agreement in November 2019 and her actual target 2020 Cash Incentive was pro-rated based on the number of days she was employed in 2020.

Named Executive Officer	Annual Cash Incentive Target	Annual Cash Incentive Target (as a percentage of base salary)
Mr. McDermott	$1,500,000	150%
Ms. Mastantuono	$550,000	100%
Mr. Desai	$625,000	100%
Mr. Haverty	$525,000	100%
Mr. Elmer	$356,250	75%
Mr. Schneider	$600,000	100%

2020 Cash Incentive Results

The following table provides the payout level based on actual performance against the original and modified target levels for the three Company performance metrics for the year. As discussed above, the Compensation Committee made adjustments to the targets. Due to the COVID-19 pandemic in 2020, the Compensation Committee decided to apply the individual performance component equally and in full because the Named Executive Officers came together as a singular team to navigate the unprecedented COVID-19 environment and the achievement of strategic priorities. As such, the following table provides the actual annual cash bonuses earned by the Named Executive Officers during 2020 based on the Company's achievement of the modified targets of the three Company performance metrics at approximately 118.8% is provided below.

Named Executive Officer	Actual Cash Incentive Bonus (modified targets)
Mr. McDermott	$1,782,000
Ms. Mastantuono[1]	$640,903
Mr. Desai	$742,500
Mr. Haverty	$623,700
Mr. Elmer	$423,225
Mr. Schneider[2]	$712,800

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(1) Ms. Mastantuono became our Chief Financial Officer effective January 8, 2020 and her 2020 Cash Incentive was prorated.
(2) Mr. Schneider remained employed as President, Emeritus through the end of fiscal year 2020 after his resignation as President, Global Customer Operations in July 2020 and the Compensation Committee approved his eligibility to receive his 2020 Cash Incentive.

Additionally, for reference, the Company's achievement based on the original targets for the three Company performance metrics approved in January 2020 would have been at approximately 96.8%. The 2020 Cash Incentive Bonus based on the original targets would have been: $1,452,000 for Mr. McDermott; $522,217 for Ms. Mastantuono; $605,000 for Mr. Desai; $508,200 for Mr. Haverty; $344,850 for Mr. Elmer; and $580,800 for Mr. Schneider.

Long-Term Incentive-80% Performance-Based

Our LTI is designed to incentivize strong sustained financial performance and drive long-term shareholder value creation while also acting as a retention tool given the multi-year vesting requirements. We believe this focus on long-term Company performance also discourages employees from taking actions that focus only on our short-term success. Since 2014, our LTI grants have included PRSUs and starting in 2019, a portion in RSUs. As discussed with shareholders during our outreach process and in order to enhance the longer-term alignment of our executive officer compensation and shareholder interests, for 2020, 80% of LTI grants were awarded in PRSUs and 20% were awarded in RSUs, as shown below.

		Purpose	Performance Metric	Vesting Schedule
2020 Long-Term Incentive	**PRSUs 80%**	• Ensures alignment with long-term shareholder value creation • Drives new and incremental bookings, which generate future growth	• Net New ACV	• Three-year total vesting period with one-third vesting after the first year and quarterly vesting thereafter
	RSUs 20%	• Enforces long-term focus and adds retention component		• Four-year vesting period

In January 2020, the Compensation Committee approved equity awards with a total 2020 LTI value of $16,000,000 for Mr. McDermott pursuant to the terms of his employment agreement in October 2019 as described below, $6,000,000 for Ms. Mastantuono pursuant to the terms of her employment agreement in November 2019 as described below, $9,500,000 for Mr. Desai, $7,000,000 for Mr. Haverty, $4,750,000 for Mr. Elmer, and $8,500,000 for Mr. Schneider. Pursuant to our standard equity grant practices, the equity awards were granted on February 18, 2020 and the LTI values were converted to a number of shares, calculated based on the 20-trading day average closing price of our stock ending on the third trading day prior to the grant date ("20-Trading Day Price"), which is in line with peer and market practice.

2020 PRSUs-80% of 2020 LTI

As discussed under "—*Section 3–Shareholder Engagement and Evolving Compensation Program*", the Compensation Committee decided to retain NNACV as the corporate performance measure for the 2020 PRSU awards. The Compensation Committee selected NNACV following an extensive review of other potential performance measures. This review confirmed the Compensation Committee's view that NNACV is a very effective indicator of the successful execution of our growth strategy because it directly aligns with our annual operating plan. NNACV is particularly important because new subscriptions and expansion contracts entered into during a period can generally be expected to generate revenue for the duration of the subscription term, which is typically three years. Therefore, NNACV achieved in one year can generally be expected to generate revenue for future years given the multiple-year terms of our contracts. As a result, one year of NNACV is generally a very effective long-term measure.

For 2020, as discussed above, the modified NNACV target was $1,041 million (i.e., net new contracts which on average represent an expected revenue stream of $1,041 million each year for the duration of the contract period). Shares under the PRSUs are earned based on the achievement of target NNACV as outlined below ("Eligible Shares"). The Compensation Committee established a payout schedule that requires a high level of performance to receive payout. No payout is earned if we achieve less than 85% of the target NNACV for the year. One-third of the Eligible Shares vest after the first year and the remaining Eligible Shares vest quarterly over the subsequent 24 months subject to continued service.

Percentage of Target NNACV Earned	Percentage of Eligible Shares (as a percentage of target number of shares)[1]
x < 85%	0
85% ≤ x < 100%	50% - 100%
100% ≤ x ≤ 115%	100% - 180%
x > 115%	180%

_____

(1) For performance between the threshold and target performance levels and between the target and maximum performance levels, the payout level was to be determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved.

As contemplated by the LTI program and discussed above, the Compensation Committee reviewed the NNACV target mid-year and adjusted the target for 2020. In January 2021, the Compensation Committee determined that achievement of the 2020 PRSU awards was 107%, with a payout multiplier of approximately 136.6%. Accordingly, the number of Eligible Shares pursuant to the PRSU awards based on the modified target for 2020 performance for each of the Named Executive Officers is provided below.

Named Executive Officer	Performance-Based Restricted Stock Unit Award (target number of shares)[1]	Performance-Based Restricted Stock Unit Award (grant date fair value)[2]	Performance-Based Restricted Stock Unit Award (actual number of Eligible Shares based on modified target)
Mr. McDermott	39,137	$14,910,166	53,458
Ms. Mastantuono	14,677	$5,591,550	20,048
Mr. Desai	23,238	$8,853,066	31,741
Mr. Haverty	17,123	$6,523,412	23,389
Mr. Elmer	11,619	$4,426,533	15,871
Mr. Schneider[3]	20,792	$7,921,204	—

_____

(1) All awards were granted effective as of February 18, 2020.
(2) The amounts reported represent the grant date fair value of the PRSUs and the modification date fair value of the modified PRSUs, as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based and performance-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards.
(3) Because his position as President, Emeritus ended on December 31, 2020, Mr. Schneider forfeited all Eligible Shares for the 2020 PRSU award.

Additionally, for reference, the 2020 PRSU awards based on the original target would have been 97%, with a payout multiplier of approximately 90.4%. The number of Eligible Shares pursuant to the PRSU awards based on the original target for 2020 performance for each of the Named Executive Officers would have been: 35,380 for Mr. McDermott; 13,269 for Ms. Mastantuono; 21,008 for Mr. Desai; 15,480 for Mr. Haverty; and 10,504 for Mr. Elmer.

As discussed above, the Eligible Shares earned pursuant to the 2020 PRSU awards contain an additional time-based vesting requirement following the achievement of performance metrics, with one-third of the shares vesting on February 17, 2021 and the remaining shares vesting in eight equal quarterly installments thereafter, subject to the Named Executive Officer's continued service on each such vesting date.

2020 RSUs—20% of 2020 LTI

The following RSUs were granted to the Named Executive Officers under the 2020 LTI.

Named Executive Officer	Restricted Stock Unit Award (number of shares)	Restricted Stock Unit Award (grant date fair value)[1]
Mr. McDermott	9,785	$3,498,040
Ms. Mastantuono[2]	3,670	$1,311,988
Mr. Desai	5,810	$2,077,017
Mr. Haverty[3]	4,281	$1,530,415
Mr. Elmer	2,905	$1,038,508
Mr. Schneider[4]	5,198	$1,858,233

_____

(1) The amounts reported represent the grant date fair value of the RSUs, as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards.

(2) Pursuant to the terms of her employment agreement as described below, Ms. Mastantuono also received a one-time new-hire RSU award with target value of $8,000,000, granted effective February 18, 2020. Please see "2020 Summary Compensation Table" Footnote 10 and "2020 Outstanding Equity Awards at Fiscal Year End" Footnote 7 for additional information.

(3) Mr. Haverty also received a one-time RSU award with target value of $1,000,000, granted effective April 17, 2020. Please see "2020 Summary Compensation Table" Footnote 13 and "2020 Outstanding Equity Awards at Fiscal Year End" Footnote 14 for additional information.

(4) Because his employment as President, Emeritus ended on December 31, 2020, Mr. Schneider forfeited the then-unvested portion of the RSUs for his 2020 RSU award.

Section 5 - Other Compensation Policies and Information

Peer Group

In connection with its broader engagement, the Compensation Committee annually engages Compensia to assist it in a review and revision of our compensation peer group. As described below, for 2020 this recommended list consisted of technology companies with similar business models that Compensia and the Compensation Committee determined compete with us for executive talent, that are located in the Bay Area or other key technology hubs and that have similar revenues, market capitalization and number of employees. While the Compensation Committee takes into account compensation practices of peer companies, the Compensation Committee uses this information as one of many factors in its deliberations on compensation matters and does not benchmark set compensation levels to meet specific percentiles.

In January 2020, Compensia, at the direction of the Compensation Committee, evaluated our 2019 Peer Group. Following this evaluation, Compensia recommended, and the Compensation Committee approved, an updated peer group consisting of 17 publicly-traded companies (the "2020 Peer Group").

2020 Peer Group		
Adobe Systems	Intuit	Square
Akamai Technologies	NortonLifeLock[1]	Twitter
Arista Networks	Palo Alto Networks	VeriSign
Autodesk	PayPal Holdings	VMware
Check Point Software	salesforce.com	Workday
eBay	Splunk	

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(1) Symantec changed its name to NortonLifeLock in November 2019.

The Compensation Committee used the 2020 Peer Group in connection with its compensation deliberations beginning January 2020.

In July 2020, Compensia, at the direction of the Compensation Committee, evaluated our 2021 Peer Group. Following this evaluation, Compensia recommended, and the Compensation Committee approved, an updated peer group consisting of 17 publicly-traded companies (the "2021 Peer Group"). The Compensation Committee used the 2021 Peer Group in connection with its compensation deliberations beginning July 2020.

2021 Peer Group		
Adobe Systems	Intuit	Twitter
Akamai Technologies	Palo Alto Networks	VeriSign
Arista Networks	PayPal Holdings	VMware
Autodesk	salesforce.com	Workday
DocuSign	Splunk	Zoom Video Communications
eBay	Square	

Check Point Software and NortonLifeLock were removed for no longer meeting the targeted selection criteria for market capitalization. DocuSign and Zoom Video Communications were added for meeting the target selection criteria, among others, for market capitalization and revenue.

Compensation Setting Process

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for reviewing and approving the compensation of our Named Executive Officers, subject to any approval of our Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or the rules of the NYSE. Specifically, the Compensation Committee oversees our compensation and benefit plans and policies, administers our equity compensation plans, and reviews and approves the compensation of our Named Executive Officers.

The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is posted on the Investor Relations section of our website located at http://investors.servicenow.com.

The Compensation Committee reviews the compensation data drawn from the compensation peer group, in combination with industry-specific compensation survey data, to develop a subjective representation of the "competitive market" with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluates how our pay practices and the compensation levels of our Named Executive Officers compare to the competitive market. As part of this evaluation, the Compensation Committee also reviews the performance measures and performance goals generally used within the competitive market to reward performance.

Role of our Chief Executive Officer

Each year, our CEO evaluates the performance of our Named Executive Officers and makes recommendations to the Compensation Committee with respect to base salary adjustments, target cash bonus opportunities, actual bonus payments and equity awards for each Named Executive Officer (other than himself). While the Compensation Committee takes these recommendations into consideration in its deliberations, it exercises its own independent judgment in approving the executive compensation of our Named Executive Officers.

Role of Compensation Consultant

For 2020, the Compensation Committee retained Compensia, a national independent compensation consulting firm, to assist in developing and overseeing our executive compensation program. Pursuant to this engagement, Compensia performed the following projects for the Compensation Committee:

- Assisted in reviewing and updating the compensation peer group;

- Provided compensation data and analysis for similarly-situated Named Executive Officers at our compensation peer group companies;

- Reviewed the short-term and long-term incentive compensation program practices for similarly-situated companies;

- Advised regarding non-employee director compensation, including compensation data and analysis for our peer group companies and compensation limits; and

- Updated the Compensation Committee on emerging trends and best practices in the area of executive compensation.

Compensia does not provide any other services to us. Compensia maintains a policy that is specifically designed to prevent any conflicts of interest. In addition, the Compensation Committee has assessed the independence of Compensia taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of the NYSE, and concluded that no conflict of interest exists with respect to the work that Compensia performs for the Compensation Committee.

Compensation Governance

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for the non-employee members of our Board and the Named Executive Officers. The non-employee directors are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. The Named Executive Officers are required to own shares of our common stock with a value equal to a specific multiple of their base salary as indicated in the following table:

Executive Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	Three Times (3x)
Other Executive Officers	One Times (1x)

The non-employee members of our Board and the Named Executive Officers are required to meet these guidelines within five years of becoming subject to them. All of our Named Executive Officers and directors who are required to have met these guidelines as of the date of filing have met their applicable stock ownership requirement.

Compensation Recovery Policy ("Clawback")

The Compensation Committee has adopted a policy that grants the Board the authority to demand the repayment of any performance-based cash or equity compensation paid to our executive officers where the payments were predicated upon the achievement of financial results that were subsequently found to be based on fraud or intentional misconduct and that lead to a financial restatement. This policy applies to current and former executive officers subject to the reporting requirements of Section 16 of the Exchange Act who were involved in the fraud or misconduct, and the amount that is required to be repaid is the amount erroneously paid or earned in excess of what would have been paid or earned under the accounting restatement. In addition to the foregoing, our CEO and CFO are subject to the compensation recovery provisions of Section 304 of the Sarbanes-Oxley Act.

Hedging and Pledging Prohibition

Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging transaction with respect to our securities.

Other Compensation Practices

Retirement Plans and Other Employee Benefits

We have established a tax-qualified retirement plan under Section 401(k) of the Code for all of our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service. We match 50% of every dollar contributed to the plan by our employees, including our executive officers, up to a maximum of $2,000. We intend for the plan to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

We provide a tax gross-up in connection with attendance at an annual Company-sponsored trip, which was cancelled in 2020 due to the COVID-19 pandemic. Typically, we do not provide any other perquisites or other personal benefits to our executive officers.

Employment and Change in Control Agreements

We have entered into employment agreements with the Named Executive Officers. Each of these agreements provides for "at will" employment and sets forth the initial terms and conditions of employment of each Named Executive Officer, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an initial grant of an option to purchase shares of our common stock or other equity awards, opportunities for post-employment compensation and vesting acceleration terms. These agreements also set forth the rights and responsibilities of each party and protect both parties' interests in the event of a termination of employment by providing for certain payments and benefits under specified circumstances, including following a change in control of the Company. These offers of employment were each subject to execution of a standard proprietary information and invention assignment agreement and proof of identity and work eligibility in the United States.

Each of these agreements was approved on our behalf by the Compensation Committee or our Board at the recommendation of the Compensation Committee. We believe that these agreements were necessary to induce these individuals to forego other employment opportunities or leave their then-current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling our executive positions, the Compensation Committee was aware that, in some situations, it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, the Compensation Committee was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of our employment and change in control agreements with the Named Executive Officers, see "Employment Arrangements" below.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid for any fiscal year to their chief executive officer and up to three other executive officers whose compensation is required to be disclosed to their shareholders under the Securities Exchange Act of 1934 because they are the corporation's most highly-compensated executive officers. The 2017 Tax Cuts and Jobs Act (the "Tax Act") enacted on December 22, 2017 repealed an exemption from the $1 million disallowance for certain performance-based compensation. Due to the repeal of the performance-based compensation exemption, remuneration in excess of $1 million is exempt from this deduction limit if it qualifies as "performance-based compensation" within the meaning of Section 162(m) only with respect to remuneration paid or payable pursuant to a binding written agreement in effect on or before November 2, 2017 for taxable years beginning on or before January 1, 2017. Thus, options to purchase shares of our common stock, stock appreciation rights that may be exercised for shares of our common stock, restricted stock units granted before April 1, 2015 and other performance-based equity awards (such as our PRSU awards) granted in 2017 or earlier and outstanding on November 2, 2017 pursuant to a binding written agreement may be exempt from the deduction limit if the conditions of Section 162(m) prior to the Tax Act are satisfied.

In approving the amount and form of compensation for the Named Executive Officers, the Compensation Committee considers all elements of our cost of providing such compensation, including the potential impact of Section 162(m). The Compensation Committee believes, however, that our shareholder interests are best served by retaining its discretion and flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expense. Therefore, the

Compensation Committee has approved base salaries and other cash and equity compensation awards for our executive officers that are not deductible in 2020 or in future taxable years.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and members of our Board who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we (or our successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any Named Executive Officers with a "gross-up" or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 of the Code during 2020, and we have not agreed and are not otherwise obligated to provide any executive officer with such a "gross-up" or other reimbursement payment.

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting considerations into account in designing compensation plans and arrangements for our executive officers, other employees and members of our Board. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards.

ASC Topic 718 requires us to measure and record in our consolidated statement of comprehensive income all share-based payments to our executive officers, other employees and members of our Board, including grants of stock options, RSU awards and PRSU awards, based on their grant date fair values.

ASC Topic 718 also requires us to recognize the compensation cost of these share-based payments in our consolidated statement of comprehensive income over the requisite period, which is generally the period that an employee or member of our Board is required to render service in exchange for the option or other award (which, generally, will correspond to the award's vesting schedule). We recognize compensation cost related to stock options and RSU awards on a straight-line basis over the requisite service period. For stock options and PRSUs with service and performance or market conditions, expenses are recognized on a graded vesting basis over the requisite service period and for awards with performance conditions, when it is probable that the performance condition will be achieved. This has the impact of greater compensation cost during the initial years of the vesting period as compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

These calculations are performed for accounting purposes and reported in the compensation tables below as of the grant date or modification date, as applicable, even though our Named Executive Officers and members of our Board may never realize any value from their awards or may actually realize a value substantially different from the estimated and herein reported value.

Employment Arrangements

Employment Arrangements with Named Executive Officers

We have entered into employment agreements with each of the Named Executive Officers below in connection with his or her commencement of employment with us. Each of these arrangements, and any amendments thereto, was negotiated on our behalf by the Compensation Committee or our Chief Executive Officer (and in each case approved by the Compensation Committee).

Typically, these arrangements provide for "at will" employment and set forth the initial terms and conditions of employment, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an equity award, and the circumstances, if applicable, under which post-employment compensation or vesting acceleration terms might apply. These offers of employment were each subject to execution of a standard proprietary information and invention agreement and proof of identity and work eligibility in the United States.

Mr. McDermott

On October 21, 2019, after an extensive search for a world-class chief executive with deep experience in growing a global business at scale, the Board appointed Mr. McDermott as our President and Chief Executive Officer, effective November 18, 2019. In hiring Mr. McDermott, our Board of Directors approved an employment agreement with an initial term of five years. In setting forth the principal terms and conditions of his employment, the Board considered his over 30 years of management experience, extensive track record of scaling global companies, and proven ability to drive innovation and drive revenue growth, as well as the very aggressive compensation package Mr. McDermott could receive from competitors. Subsequently, in 2020, the Company amended Mr. McDermott's employment agreement (the "Amendment") as discussed in more detail below.

The Board approved the following compensation terms:

• an initial annual base salary of $1,000,000 (subject to review by the Compensation Committee at least annually);

• a target annual cash bonus opportunity of 150% of his base salary (based on his performance relative to one or more performance objectives established each year by the Compensation Committee); and

• a fiscal year 2020 LTI award, granted at the same time that it grants fiscal year 2020 equity awards to other senior executives of the company, which consisted of:

  ◦ a PRSU award to acquire 39,137 shares of our common stock, which has a one-year performance period that ends on December 31, 2020 (subject to the same performance metrics as the PRSUs granted to our other executive officers). One-third of such award, to the extent earned, shall vest on February 17, 2021 and the remaining shall vest quarterly in equal installments over eight quarters commencing on May 17, 2021, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "2020 PRSU").

  ◦ an RSU award to acquire 9,785 shares of our common stock, which shall vest quarterly in equal installments over 16 quarters commencing on May 17, 2020, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "2020 RSU").

Additionally, in order to attract Mr. McDermott to the role and establish alignment with shareholders' interests, including incentivizing growth in shareholder returns, the Board approved the following one-time equity awards and payments in conjunction with hiring Mr. McDermott:

• New Hire Equity Award: an RSU award representing 63,925 shares of common stock, of which one-fifth of the shares subject to the RSU award shall vest on November 15, 2020, and the remaining shares subject to the RSU award shall vest in equal quarterly installments over the subsequent 16 quarters, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "New-Hire RSU");

• Additional RSU Award: in connection with Mr. McDermott's purchase of $1,000,000 worth of shares of our common stock on the public market (the "Stock Purchase"), an RSU award representing 9,989 shares of common stock that vests 100% on November 15, 2020, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting date (the "Additional RSU");

• Performance-Based Stock Options: a stock option to purchase 160,646 shares of our common stock, which shall vest over five years only upon satisfaction of aggressive performance targets followed by additional time-based vesting requirements (the "New-Hire Option"). In order for this performance-based New-Hire Option to vest fully, the Company would need to create and maintain at least $25.1 billion in shareholder value (measured by market capitalization), raising the market capitalization from approximately $50.2 billion to approximately $75.3 billion.

Subject to the performance conditions being met, 20% of the shares subject to the New-Hire Option shall vest on November 15, 2020 and the remaining shares subject to the New-Hire Option shall vest in equal monthly installments over the subsequent 48 months, provided that (i) on each vesting date on or prior to May 13, 2022, no shares shall vest unless the average of the daily closing prices of our common stock on the NYSE for the 20-business day period prior to the applicable vesting date (the "Average Stock Price") is at least 25% higher than $266.31, the exercise price of the New-Hire Option (thus raising the required market capitalization of the Company from approximately $50.2 billion to approximately $62.8 billion), and (ii) on each vesting date from May 13, 2020 until November 15, 2024, no shares shall vest unless the Average Stock Price is at least 50% higher than $266.31 (thus raising the required market capitalization of the Company from approximately $62.8 billion to approximately $75.3 billion) (the conditions in clauses (i) and (ii), the "Performance Conditions"). To the extent any shares subject to the New-Hire Option do not vest on any vesting date as a result of the Performance Conditions not being satisfied, such shares will roll forward and all accrued shares will vest on the next vesting date on which the applicable Performance Condition is satisfied. In the event that, as of the final vesting date, the applicable Performance Condition is not satisfied with respect to any shares subject to the New-Hire Option and such shares have been rolled forward, such accrued roll forward shares shall vest on the date the applicable Performance Condition is satisfied during the remaining term of the New-Hire Option, provided that Mr. McDermott remains employed as our CEO through such date, subject to the acceleration provisions described in his employment agreement;

- LTIP Make-Whole Payments[1]: Mr. McDermott has vested in the right and expects to receive certain payments under a long-term incentive plan from his previous employer over a four-year period beginning in 2020. Mr. McDermott's previous employer is obligated to make such payments in annual installments over the four-year period. Should Mr. McDermott's previous employer not make the required payments within thirty (30) days, after a formal demand by Mr. McDermott to ServiceNow for payment, ServiceNow shall pay Mr. McDermott a cash amount equal to the difference between the specific payments required to be made to Mr. McDermott and the amount actually received by Mr. McDermott, such payments not to exceed $21,115,498 in the aggregate;

- Additional Payment: an aggregate cash payment of approximately $1,554,332 as compensation for benefits Mr. McDermott forgone by leaving his employment with his previous employer prior to December 31, 2019 and commencing his employment with us prior to January 1, 2020; and

- Non-competition Make-Whole Payment: a payment of $3,900,000 to restore the benefit to Mr. McDermott of a payment that his prior employer refused to make as compensation for certain non-competition undertakings. Pursuant to the Amendment, the Company agreed to the Non-competition Make-Whole Payment in the interest of avoiding the distraction of Mr. McDermott trying to resolve this situation with his prior employer, so that he could continue to devote his time and attention to aggressively pursue the Company's growth strategy. The Amendment provides the total of the Non-competition Make-Whole Payment and any and all LTIP Make-Whole Payments will not exceed $21,115,498 in the aggregate. For avoidance of doubt, in the event that there is a shortfall on the LTIP Make-Whole Payments from Mr. McDermott's prior employer and the Company is required to make LTIP Make-Whole Payments, the total of such payments, together with the Non-Competition Make-Whole Payment shall not exceed $21,115,498.

_____

(1) As of April 2021, our potential obligation under the LTIP Make-Whole Payments is approximately $12 million. Mr. McDermott's previous employer has made the payments for 2020.

Ms. Mastantuono

On November 15, 2019, we entered into an employment agreement with Ms. Mastantuono to serve as our Chief Financial Officer, starting January 8, 2020. In hiring Ms. Mastantuono, our Compensation Committee approved an employment agreement setting forth the principal terms and conditions of her employment, including an initial annual base salary of $550,000, a target bonus opportunity of $550,000 (based on performance measures set and being satisfied as determined by the Compensation Committee), RSU awards representing 24,461 shares of our common stock and 3,670 shares of our common stock, and a PRSU award representing 14,677 shares of our common stock (subject to the same performance metrics as the PRSUs granted to our other executive officers).

Mr. Desai

On December 12, 2016, Mr. Desai joined us as our Chief Product Officer. In hiring Mr. Desai, our Compensation Committee approved an offer letter setting forth the principal terms and conditions of his employment, including an initial annual base salary of $450,000, a target bonus opportunity of $300,000 (based on performance measures set and being satisfied as determined by the Compensation Committee), a time-based stock option award to purchase 150,000 shares of our common stock and an RSU award representing 150,000 shares of our common stock. On October 31, 2017, we entered into a confirmatory employment letter agreement with Mr. Desai that confirms the current terms and conditions of Mr. Desai's employment with us and provides for certain additional benefits upon termination or change in control.

Mr. Schneider

On June 6, 2011, Mr. Schneider joined us as our Senior Vice President of Worldwide Sales. In hiring Mr. Schneider, our Compensation Committee approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $250,000 (subject to review by our Chief Executive Officer and the Compensation Committee at least annually), a target annual cash bonus opportunity of $250,000 (based on his performance relative to one or more performance objectives established each year by our Chief Executive Officer and the Compensation Committee), a time-based stock option award to purchase 1,379,044 shares of our common stock, and a performance-based stock option award to purchase 275,808 shares of our common stock. Mr. Schneider's employment agreement was amended in 2014 and in 2017 to extend the term for an additional three years.

Mr. Haverty

On February 22, 2018, we entered into a confirmatory employment letter agreement with Mr. Haverty to serve as our Chief Revenue Officer. Mr. Haverty's employment agreement set forth the principal terms and conditions of his employment, including an initial annual base salary of $400,000, a target bonus opportunity of $400,000 (based on performance measures set and being satisfied as determined by the Compensation Committee) and a PRSU award representing 46,408 shares of our common stock (subject to the same performance metrics as the PRSUs granted to our other executive officers).

Mr. Elmer

On November 13, 2018, we entered into an employment agreement with Mr. Elmer to serve as our General Counsel, starting November 26, 2018. In hiring Mr. Elmer, our Compensation Committee approved an employment agreement setting forth the principal terms and conditions of his employment, including an initial annual base salary of $400,000, a target bonus opportunity of $300,000 (based on performance measures set and being satisfied as determined by the Compensation Committee) and RSU awards representing 14,443 shares of our common stock and 5,778 shares of our common stock.

In the case of each of the Named Executive Officers above, such officer's employment agreement, as amended, and/or equity award agreements also contains provisions that provide for certain payments and benefits upon (i) a change in control of the Company, (ii) an involuntary termination, or (iii) an involuntary termination in connection with a change in control of the Company. For a summary of the material terms and conditions of these provisions, as well as an estimate of the potential payments and benefits payable to these Named Executive Officers under their employment arrangements, as amended, and/or equity award agreements, see "*Executive Compensation Tables—Potential Payments upon Termination or Change in Control*" below.

Potential Payments upon Termination or Change in Control

The Named Executive Officers below (other than Mr. Schneider who resigned as President, Global Customer Operations in July 2020) are eligible to receive certain payments and/or benefits, including acceleration of vesting of outstanding equity awards, in connection with (i) a change in control of the Company, (ii) an involuntary termination (as defined below), or (iii) an involuntary termination in connection with a change in control of the Company. The estimated potential payments and amounts payable to these individuals in connection with a hypothetical triggering event as of December 31, 2020 are described below.

The actual amounts that would be paid or distributed to an eligible Named Executive Officer upon the occurrence of a triggering event occurring in the future may be different from those presented below as many factors will affect the amount of any payments and benefits to be distributed. For example, some of the factors that could affect the amounts payable include a Named Executive Officer's base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a triggering event under particular circumstances, we, or an acquirer, may mutually agree with any Named Executive Officer to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, a Named Executive Officer would also be able to exercise any previously-vested stock options that such individual held. For more information about the Named Executive Officers' outstanding equity awards as of December 31, 2020, see "*Executive Compensation Tables—2020 Outstanding Equity Awards at Fiscal Year-End* " above. Finally, the Named Executive Officers are eligible to receive any benefits accrued under our broad-based benefit plans, in accordance with the terms of those plans and policies.

Mr. McDermott's Post-Employment Compensation

Termination of Employment not in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated after his employment agreement's initial five-year term as a result of non-renewal by us, then, if the Performance Conditions (as defined above; see "*Employment Arrangements with Named Executive Officers*") are achieved on or within two years after the initial five-year term, Mr. McDermott will receive immediate acceleration of the number of then-unvested shares subject to the New-Hire Option that are subject to such conditions. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

If Mr. McDermott's employment with us is terminated without "Cause" or for "Good Reason" other than in connection with a "Change in Control" (each as defined in his employment agreement), then Mr. McDermott will be entitled to receive a lump sum payment equal to 12 months of his then current base salary, a lump sum payment equal to his "Actual Bonus" (as defined in his employment agreement) for the then-current fiscal year based on actual achievement of Company performance objectives and deemed 100% achievement of personal performance objectives (if any), 12 months of continued medical benefits, 15 months acceleration of any then-unvested shares subject to the New-Hire RSU, acceleration in full of any then-unvested shares subject to the Additional RSU, and acceleration of a number of then-unvested shares subject to any additional outstanding equity awards, excluding any future PRSU awards, equal to the number of shares that would have vested during the next 15-month period following termination if Mr. McDermott had remained employed as our CEO through such period, subject to any performance goal having been achieved on or prior to his termination. In addition, if the Performance Conditions are achieved on or within two years of his termination date, then Mr. McDermott will also be entitled to receive acceleration of any then-unvested shares subject to the New-Hire Option that are subject to such conditions and that would have time-vested during the 15-month period following his termination. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Termination of Employment in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated without Cause or for Good Reason within the period beginning three months prior to and ending 12 months following a change in control, then Mr. McDermott will be entitled to receive a lump sum payment equal to 24 months of his then-current base salary, a lump sum payment equal to 100% of his Target Bonus (as defined in his employment agreement) for the then-current fiscal year, 18 months of continued medical benefits, acceleration in full of any then-unvested shares subject to the New-Hire RSU, acceleration in full of any then-unvested shares subject to the Additional RSU, acceleration in full of any then-unvested shares subject to the New-Hire Option to the extent the Performance Conditions have been achieved upon the change in control or are achieved during any post-change in control period prior to his termination, acceleration in full of any then-unvested shares subject to 2020 PRSU awards to the extent of achievement of the performance metric from the first date of the fiscal year in which the change in control occurs through the last completed quarter, and acceleration in full of any then-unvested shares subject to any additional outstanding equity awards, excluding any future PRSU awards unless otherwise provided by the terms of such grants. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Treatment upon a Change in Control

In addition to the rights described above, in the event of a change in control, if the New-Hire RSU, the Additional RSU, the New-Hire Option or the 2020 PRSU are not assumed, continued or substituted in the change in control, then the vesting of the New-Hire RSU and the additional RSU will accelerate in full immediately prior to the change in control, the New-Hire Option will accelerate in full immediately prior to the change in control to the extent the Performance Conditions have been achieved upon the change in control, and the 2020 PRSU will be treated in the same manner as the 2020 PRSUs granted to the other executive officers.

Ms. Mastantuono's Post-Employment Compensation

If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason other than in connection with a Change in Control (as such terms are defined in her employment agreement), then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 50% of her Actual Bonus (as defined in her employment agreement), and six months of continued medical benefits. If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 100% of her Target Bonus (as defined in her employment agreement), six months of continued medical benefits, and acceleration of 100% of the number of then-unvested shares subject to equity grants. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Ms. Mastantuono of a release of claims in favor of the Company.

Messrs. Desai's, Haverty's and Elmer's Post-Employment Compensation

The following terms apply to each of Messrs. Desai, Haverty and Elmer. If the executive's employment with us is terminated without Cause or he resigns his employment for Good Reason other than in connection with a Change in Control (as such terms are defined in his employment agreement), then the executive will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Actual Bonus (as defined in his employment agreement), and six months of continued medical benefits. If the executive's employment with us is terminated without Cause or he resigns his employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then the executive will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Target Bonus (as defined in his employment agreement), six months of continued medical benefits, and acceleration of 100% of the number of then-unvested shares subject to equity grants. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by the executive of a release of claims in favor of the Company.

Death Benefits

In the event of a termination by reason of death, all of our employees, including the Named Executive Officers, are eligible to receive the following payments and benefits:

- a lump-sum payment equal to his or her then-annual base salary for a period of six months from the date of death;

- a lump-sum payment equal to 100% of his or her then-annual bonus target, prorated for the date of death, less any payouts already earned and received in that bonus period;

- a lump-sum payment equal to 100% of the greater of either his or her then-annual (1) target, or (2) actual commission earnings, prorated for date of death; *provided*, if target commission has already been earned for the year, no additional commissions will be paid;

- health insurance premiums for the employee's eligible dependents under our group health insurance plans as provided under COBRA (or similar programs for employees based outside of the United States) for 12 months following the date of the employee's death; and

- the immediate vesting of the employee's then-unvested shares of our common stock subject to outstanding equity awards, up to maximum value of $5,000,000, calculated as the fair market value per share minus the exercise price per share (if any), multiplied by the number of shares being accelerated.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

The information contained in the following report of the Leadership Development and Compensation Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any past or future filing by ServiceNow under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that ServiceNow specifically incorporates it by reference.

The Leadership Development and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Leadership Development and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020.

Submitted by the Leadership Development and Compensation Committee:

Jeffrey A. Miller (Chair)
Susan L. Bostrom
Dennis M. Woodside

2020 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the Named Executive Officers for services rendered in all capacities for 2020, 2019, and 2018.

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
William R. McDermott, *President and Chief Executive Officer[5]*	2020	1,000,000	18,408,206	—	1,782,000	3,933,850 [6]	25,124,056
	2019	128,846	19,684,037	20,125,039 [7]	190,081	1,554,332 [8]	41,682,335
Gina Mastantuono, *Chief Financial Officer[9]*	2020	539,776	15,648,102 [10]	—	640,903	438,000 [11]	17,266,781
Chirantan "CJ" Desai, *Chief Product and Engineering Officer*	2020	620,833	10,930,083	—	742,500	2,000	12,295,416
	2019	600,000	9,420,728	—	590,464	10,232	10,621,424
	2018	500,000	6,436,050	—	482,774	—	7,418,824
Kevin Haverty, *Chief Revenue Officer[12]*	2020	520,833	9,146,731 [13]	—	623,700	2,000	10,293,264
Russell S. Elmer, *General Counsel[12]*	2020	462,500	5,465,041	—	423,225	13,504 [14]	6,364,270
David L. Schneider, *President, Emeritus; Former President, Global Customer Operations[15]*	2020	591,667	9,779,437	—	712,800	2,000	11,085,904
	2019	550,000	9,420,728	—	541,258	3,029	10,515,015
	2018	450,000	6,436,050	—	434,498	5,098	7,325,646

(1) Any fiscal year 2020 base salary changes discussed above under "*Section 4 - 2020 Compensation Decisions—Base Salary*" were effective March 1, 2020.

(2) The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the RSUs, target PRSUs and stock options to purchase shares of our common stock, respectively, and the fair value of the modified PRSUs on the modification date granted to the Named Executive Officers, as computed in accordance with FASB ASC Topic 718. The fair value of our common stock on the date of grant or modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option grants with both service- and market-based vesting conditions as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020. The amounts reported in this column include the incremental impact upon modification and exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards. The amounts reported for the PRSUs assume the probable outcome of the performance conditions at the grant date (i.e., based on 100% of target level performance). If the PRSUs were instead valued based on the maximum outcome of the applicable performance condition (i.e., based on 115% of target level performance), the total amount for the PRSU awards reported in this column for 2020 would increase as follows: Mr. McDermott, from $14,910,166 to $26,838,452; Ms. Mastantuono, from $5,591,550 to $10,064,943; Mr. Desai, from $8,853,066 to $15,935,747; Mr. Schneider, from $7,921,204 to $14,258,320; Mr. Haverty, from $6,523,412 to $11,742,370 and Mr. Elmer, from $4,426,533 to $7,968,064.

(3) The amounts reported in the Non-Equity Incentive Plan Compensation column for 2018 represent the annual sum of the quarterly cash bonuses paid to the Named Executive Officers under our bonus plan. The amounts reported in the Non-Equity

Incentive Plan Compensation column for 2020 represent annual cash bonuses paid to the Named Executive Officers as described under "*Compensation Discussion and Analysis—2020 Cash Incentive Results*" above.

(4)   Amount reported for 2018 includes a tax gross-up received by Schneider in connection with his attendance at a Company-sponsored trip in the amount of $5,098. Amounts reported for 2019 include a tax gross-up received by Messrs. Desai and Schneider in connection with such executive officer's attendance at a Company-sponsored trip in the amount of $8,232 and $1,029, respectively. Amounts reported for 2019, other than for Mr. McDermott, and 2020 include matching contributions under our 401(k) Plan in the amount of $2,000.

(5)   Mr. McDermott became our President and CEO effective November 15, 2019 and was not a Named Executive Officer in 2018. The amounts Mr. McDermott received are pro-rated to reflect his period of employment during 2019.

(6)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents the aggregate of (i) $3,900,000 additional cash payments made to Mr. McDermott pursuant to the Amendment as described above under "*Compensation Discussion and Analysis—Section 5—Other Compensation Policies and Information—Employment Arrangements*" and (ii) $31,850 for reimbursement of expenses for legal or other advisors incurred in the review and finalization of Mr. McDermott's employment agreement pursuant to the terms of such agreement.

(7)   These options will vest if challenging performance metrics are met. During the first 30 months of Mr. McDermott's employment, the options will vest only if the average closing stock price is 25% higher than $266.31 for the 20-business day period before the time-based vesting date. This would represent an increase of over $12.6 billion to the Company's market capitalization from the date of grant. During the second 30 months of Mr. McDermott's employment, the options will vest only if the average closing stock price is 50% higher than $266.31 for the 20-business day period before the time-based vesting date. This would represent an increase of over $25.1 billion to the Company's market capitalization from the date of grant.

(8)   This amount represents the aggregate of additional cash payments made to Mr. McDermott for foregoing certain payments from his previous employer in connection with his early termination of such previous employment and commencement of his employment with us prior to January 1, 2020, which includes the following forfeited payments or equity, as applicable: (i) $62,500 pro-rated base salary, (ii) $316,455 cash bonus target, (iii) $1,055,732 in RSUs and PRSUs and (vi) $119,645 executive capital accumulation plan.

(9)   Ms. Mastantuono became our Chief Financial Officer effective January 8, 2020 and was not a Named Executive Officer in 2019 and 2018. The amounts Ms. Mastantuono received are pro-rated to reflect her period of employment during 2020.

(10)   This amount includes a one-time new hire RSU award with a grant date fair value of $8,744,563 pursuant to Ms. Mastantuono's employment agreement. For additional information, see Footnote 2 under "*Compensation Discussion and Analysis—Section 4 - 2020 Compensation Decisions—2020 RSUs—20% of 2020 LTI*" above.

(11)   In addition to the 401(k) Plan match described in Footnote 3 above, this amount represents relocation expense reimbursements of $436,000 pursuant to Ms. Mastantuono's employment agreement.

(12)   Messrs. Haverty and Elmer were not Named Executive Officers in 2019 and 2018.

(13)   This amount includes a one-time RSU award with a grant date fair value of $1,092,904. For additional information, see Footnote 3 under "*Compensation Discussion and Analysis—Section 4 - 2020 Compensation Decisions—2020 RSUs—20% of 2020 LTI*" above.

(14)   In addition to the 401(k) Plan match described in Footnote 3 above, this amount represents relocation expense reimbursements of $11,504 pursuant to Mr. Elmer's employment agreement.

(15)   Mr. Schneider ceased to be an executive officer when he resigned as President, Global Customer Operations in July 2020, but remained employed as President, Emeritus through the end of fiscal 2020. The Compensation Committee approved his eligibility to receive his 2020 Cash Incentive. However, Mr. Schneider forfeited his 2020 LTI PRSU award and his then-unvested 2020 RSUs.

2020 Grant of Plan Based Awards

The following table presents, for each of the Named Executive Officers, information concerning each grant of a cash or equity award made during 2020. This information supplements the information about these awards set forth in the "*2020 Summary Compensation Table.*"

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($) (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (Target) (2)						
Named Executive Officer	Grant Date	Approval Date	Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Mr. McDermott	2/18/2020	1/27/2020				19,569	39,137	70,447				14,910,166
	2/18/2020	1/27/2020							9,785			3,498,040
		1/27/2020	750,000	1,500,000	2,250,000							
Ms. Mastantuono	2/18/2020	1/27/2020				7,339	14,677	26,419				5,591,550
	2/18/2020	1/27/2020							3,670			1,311,988
	2/18/2020	1/27/2020							24,461			8,744,563
	—	1/27/2020	269,741	539,481	809,222							
Mr. Desai	2/18/2020	1/27/2020				11,619	23,238	41,829				8,853,066
	2/18/2020	1/27/2020							5,810			2,077,017
	—	1/27/2020	312,500	625,000	937,500							
Mr. Haverty	4/17/2020	4/16/2020							3,648			1,092,904
	2/18/2020	1/27/2020				8,562	17,123	30,822				6,523,412
	2/18/2020	1/27/2020							4,281			1,530,415
	—	1/27/2020	262,500	525,000	787,500							
Mr. Elmer	2/18/2020	1/27/2020				5,810	11,619	20,915				4,426,533
	2/18/2020	1/27/2020							2,905			1,038,508
	—	1/27/2020	178,125	356,250	534,375							
Mr. Schneider	2/18/2020	1/27/2020				10,396	20,792	37,426				7,921,204
	2/18/2020	1/27/2020							5,198			1,858,233
	—	1/27/2020	300,000	600,000	900,000							

(1) Represents the amounts that the Named Executive Officers were eligible to receive under our 2020 Cash Incentive upon the achievement of modified performance targets established by the Compensation Committee. Ms. Mastantuono's eligible bonus under the 2020 Cash Incentive was pro-rated based on the number of days she was employed in 2020. For more information, see "*Compensation Discussion and Analysis—2019 Compensation Decisions—Performance-Based Cash Incentive*." The actual amounts earned by and paid to the Named Executive Officers for 2020 are set forth in the "*2020 Summary Compensation Table*" in the column titled "Non-Equity Incentive Plan Compensation."

(2) Represents the number of shares of common stock subject to PRSUs granted to the Named Executive Officers during 2020. The columns show the number of shares of common stock that would have been eligible to vest at threshold, target and maximum levels of performance. At the threshold level of performance, 50% of the total shares of common stock subject to the PRSU awards would have been eligible to vest; at the target level of performance, 100% of the shares of common stock subject to the

PRSU awards would have been eligible to vest; and at the maximum level of performance, 180% of the shares of common stock subject to the PRSU awards would have been eligible to vest. As further described in the section titled "*Compensation Discussion and Analysis—2020 Compensation Decisions—2020 PRSUs-80% of 2020 LTI*," in January 2021, the Compensation Committee determined the actual number of shares eligible to vest pursuant to the PRSU awards based on our 2020 performance. Such eligible shares remain subject to time-based vesting through February 2022.

(3)   The amounts reported in this column represent the grant date fair value of the RSUs, target PRSUs and options granted to the Named Executive Officers, and the fair value of the modified PRSUs on the modification date as computed in accordance with FASB ASC Topic 718. The fair value of our common stock on the date of grant or modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option grants with both service- and market-based vesting conditions as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020. The amounts reported in this column include the incremental impact upon modification and exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the awards.

2020 Outstanding Equity Awards at Fiscal Year End

The following table presents, for each of the Named Executive Officers (other than Mr. Schneider because his employment as President, Emeritus terminated on December 31, 2020), information regarding outstanding stock options and other equity awards held as of December 31, 2020.

Name	Option Awards				Stock Awards					
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [1]
Mr. McDermott	34,806 (2)	125,840	266.31	11/18/2029						
					51,140	(3)	28,148,990			
					7,951	(4)	4,376,469			
								39,137	(5)	21,542,179
Ms. Mastantuono					2,982	(6)	1,641,382			
					24,461	(7)	13,464,068			
								14,677	(5)	8,078,661
Mr. Desai	29,482 (8)	—	81.41	1/17/2027						
					4,721	(6)	2,598,580			
					4,517	(9)	2,486,292			
					5,152	(10)	2,835,815			
					9,375	(11)	5,160,281			
					12,622	(12)	6,947,527			
								23,238	(5)	12,790,892
Mr. Haverty					3,479	(6)	1,914,946			
					3,388	(9)	1,864,857			
					3,862	(10)	2,125,761			
					9,465	(12)	5,209,820			
					1,875	(13)	1,032,056			
					2,964	(14)	1,631,475			
								17,123	(5)	9,425,013
Mr. Elmer					2,361	(6)	1,299,565			
					1,977	(9)	1,088,200			
					5,521	(12)	3,038,924			
					8,125	(15)	4,472,244			
								11,619	(5)	6,395,446

_____

(1)   The market value of shares is based on the closing price of our common stock on December 31, 2020 of $550.43.

(2)   This stock option award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service as our CEO on the applicable time-based vesting dates and the satisfaction of the performance conditions described in the section above titled "*Employment Arrangements with Named Executive Officers.*"

(3)   This RSU award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020 and the remaining shares subject to the award will vest in equal quarterly installments over the subsequent 16 quarters, subject to continued employment as CEO on the applicable vesting dates.

(4)   This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued employment of the Reporting Person as CEO on each vesting date.

(5)   This PRSU award was granted on February 18, 2020 and represents the target number of shares subject to PRSUs outstanding as of December 31, 2020. In January 2021, the Compensation Committee determined the actual number of Eligible Shares to vest based on our 2020 performance as follows: Mr. McDermott: 53,458 Eligible Shares; Ms. Mastantuono: 20,048 Eligible Shares; Mr. Desai: 31,741 Eligible Shares; Mr. Haverty: 23,389 Eligible Shares and Mr. Elmer: 15,871 Eligible Shares. Mr. Schneider forfeited all Eligible Shares because his position as President, Emeritus ended on December 31, 2020. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 17, 2021, with the remaining shares vesting in equal quarterly installments thereafter through February 17, 2023, subject to continued service with us on each such date.

(6)   This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued service with us on each such vesting date.

(7)   This RSU award was granted on February 18, 2020 and vests as to 25% of the shares on January 8, 2021, with the remaining shares subject to the award to vest quarterly over the next three years, subject to continued service with us on each vesting date.

(8)   This stock option was granted on January 17, 2017 and is fully vested.

(9)   This RSU award was granted on February 12, 2019 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 12, 2019, subject to continued service with us on each such date.

(10)   This PRSU award was granted on February 7, 2018 and represents the shares eligible to vest following the Compensation Committee's final determination in January 2019 of performance against the applicable NNACV target for 2018. The Eligible Shares underlying this award vested as to 33.3% of the shares on February 7, 2019, with the remaining shares vesting in equal quarterly installments thereafter through February 7, 2021, subject to continued service with us on each such date.

(11)   This RSU award was granted on January 17, 2017 and vests as to 25% of the shares on February 17, 2018, with the remaining shares subject to the award to vest quarterly thereafter over the next three years, subject to continued service with us on each such vesting date.

(12)   This PRSU award was granted on February 12, 2019 and represents the shares eligible to vest following the Compensation Committee's final determination in January 2020 of performance against the applicable NNACV target for 2019. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 12, 2020, with the remaining shares vesting in equal quarterly installments thereafter through February 12, 2022, subject to continued service with us on each such date.

(13)   This RSU award was granted on February 17, 2017 and vests as to 25% of the shares on February 17, 2018, with the remaining shares subject to the award to vest quarterly thereafter over the next three years, subject to continued service with us on each such vesting date.

(14)   This RSU award was granted on April 17, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued service with us on each such vesting date.

(15)   This RSU award was granted on December 7, 2018 and vests as to 25% of the shares on February 7, 2020, with the remaining shares subject to the award to vest quarterly over the next three years, subject to continued service with us on each vesting date.

2020 Option Exercises and Stock Vested Table

The following table presents, for each of the Named Executive Officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSU and PRSU awards and the related value realized during 2020.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Mr. McDermott	—	—	24,608	12,380,005
Ms. Mastantuono	—	—	688	304,151
Mr. Desai	32,608	9,871,219	78,899	32,613,578
Mr. Haverty	—	—	40,469	16,520,198
Mr. Elmer	—	—	18,362	7,147,444
Mr. Schneider	—	—	61,284	23,947,229

_____

(1)   The value realized on exercise is calculated as the difference between the closing price of the shares of our common stock underlying the options when exercised and the applicable exercise price of those options.

(2)   The value realized on vesting is calculated as the number of shares of common stock issued upon vesting of RSUs and PRSUs multiplied by the closing price of our common stock on the vesting date.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers during 2020.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers during 2020.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated payments that would be received by the Named Executive Officers (other than Mr. Schneider who resigned as President, Global Customer Operations in July 2020) if a hypothetical change in control of the Company, termination of employment without cause or following a resignation for good reason, or termination of employment without cause or following a resignation for good reason in connection with a change in control of the Company had occurred on December 31, 2020. The table below reflects amounts that would have been payable to each Named Executive Officer (other than Mr. Schneider who resigned as President, Global Customer Operations in July 2020) assuming that the applicable triggering event occurred on December 31, 2020.

	Change in Control Alone	Upon Termination without Cause or Resignation for Good Reason - No Change in Control				Upon Termination for Non-Renewal	Upon Termination without Cause or Resignation for Good Reason - Change in Control			
Name	**Value of Accelerated Vesting ($)(1)(2)**	**Cash Severance ($)**	**Continuation of Medical Benefits ($)**	**Value of Accelerated Vesting ($) (1)**	**Total ($)**	**Value of Accelerated Vesting ($) (1)**	**Cash Severance ($)**	**Continuation of Medical Benefits ($)**	**Value of Accelerated Vesting ($) (1)**	**Total ($)**
Mr. McDermott	—	2,500,000	29,031	32,586,006	35,115,037	35,753,661	3,500,000	43,547	89,821,299	93,364,846
Ms. Mastantuono	—	550,000	11,899	—	561,899	—	825,000	11,899	23,184,112	24,021,011
Mr. Desai	—	625,000	14,516	—	639,516	—	625,000	14,516	32,819,389	33,458,905
Mr. Haverty	—	525,000	14,516	—	539,516	—	525,000	14,516	23,203,927	23,743,443
Mr. Elmer	—	415,625	9,047	—	424,672	—	415,625	9,047	16,294,379	16,719,051

(1) The value of accelerated vesting is calculated based on the closing price of our common stock on the NYSE as of December 31, 2020, which was $550.43, less, if applicable, the exercise price of each outstanding stock option. The value of accelerated vesting for PRSUs for which achievement had not yet been determined is calculated based on achievement at target levels.

(2) Assumes that awards are substituted, continued or assumed in connection with the change in control. Pursuant to our equity plan, an outstanding award held by a service provider will accelerate in full if it is not continued, assumed or substituted with an equivalent award in connection with a change in control. If Mr. McDermott's New-Hire RSU, Additional RSU and/or New-Hire Option are not assumed in a change in control, then the vesting of the New-Hire RSU and the Additional RSU will accelerate in full, the New-Hire Option will accelerate in full to the extent the applicable Performance Conditions are achieved upon the change in control. For a complete discussion of Mr. McDermott post-employment compensation, see section titled "*Mr. McDermott's Post-Employment Compensation.*"

Potential Payments upon Involuntary Termination by Reason of Death

The following table sets forth the estimated payments that would be received by each Named Executive Officer assuming a hypothetical involuntary termination by reason of his or her death occurred on December 31, 2020.

Name	Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)	Total ($)
	Upon Involuntary Termination by Reason of Death			
Mr. McDermott	2,000,000	29,031	5,000,000	7,029,031
Ms. Mastantuono	825,000	23,799	5,000,000	5,848,799
Mr. Desai	937,500	29,031	5,000,000	5,966,531
Mr. Haverty	787,500	29,031	5,000,000	5,816,531
Mr. Elmer	593,750	18,094	5,000,000	5,611,844
Mr. Schneider	900,000	29,031	5,000,000	5,929,031

CHIEF EXECUTIVE OFFICER PAY RATIO

Our CEO to median employee pay ratio for 2020 is 120:1. The total 2020 compensation of our CEO was $25,124,056. The total 2020 compensation of our median employee was $208,925. In selecting the median employee under Item 402(u), reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As a result, the disclosure regarding the compensation of our median employee and our CEO to median employee pay ratio may not be directly comparable to similar disclosure by other reporting companies.

Identification of Median Employee

We identified the employee with annual total compensation at the median of the compensation of all of our employees (the "median employee") by considering our employee population as of October 31, 2020 (the "employee population determination date"). We considered all individuals, excluding our CEO, who were employed by us (including our consolidated subsidiaries) on the employee population determination date, whether employed in the United States or outside the United States, or on a full-time, part-time, seasonal or temporary basis, including employees on a leave of absence. Contractors and other non-employees were not included in our employee population.

Compensation for purposes of identifying the median employee included the following: (1) annual base salaries as in effect as of November 17, 2020, (2) actual cash bonus compensation earned between January 1, 2020 and December 31, 2020, (3) actual commissions earned between January 1, 2020 and December 31, 2020, and (4) the target value of equity awards granted between January 1, 2020 and November 17, 2020, which reflects all new hire and "refresh" equity awards granted in 2020 to our employees who were employed as of the employee population determination date. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect as of December 31, 2020 as provided in our system of record for compensation information. We did not make any cost-of-living adjustments for employees outside of the United States. We believe our methodology represents a consistently applied compensation measure because it strikes a balance in terms of administrative burden while consistently treating all the primary compensation components for our worldwide workforce and capturing a full year of each of such primary compensation components.

Using this approach, we determined the median employee of our employee population, who was a senior product manager in our product and engineering department and based in the United States. After identifying the median employee based on the methodology above, we calculated the annual total compensation for such median employee using the same methodology we use to calculate the amount reported for our Named Executive Officers in the "Total" column of the "*2020 Summary Compensation Table.*"

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise or settlement of stock options, RSU and PRSU awards and rights under all of our existing equity compensation plans as of December 31, 2020:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (Column A)[(1)]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Column B) ($)[(2)]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) (Column C)[(3)]
Equity compensation plans approved by security holders	7,883,820	107.14	37,759,640
Equity compensation plans not approved by security holders	—	—	—
Total	7,883,820	107.14	37,759,640

(1) This number includes 170,674 shares of common stock subject to stock options outstanding and no shares of common stock subject to RSU awards outstanding under our 2005 Stock Plan, and 351,462 shares of common stock subject to stock options outstanding and 7,361,684 shares of common stock subject to RSU and PRSU awards outstanding under our 2012 Equity Incentive Plan. The number of shares subject to PRSU awards outstanding in the table above reflects shares eligible to vest based on actual achievement for PRSU awards for which the performance achievement had been determined as of December 31, 2020, and shares that would be eligible to vest at 100% of target for PRSU awards for which the performance achievement had not yet been determined as of December 31, 2020. This number excludes purchase rights accruing under our 2012 Employee Stock Purchase Plan.

(2) The weighted-average exercise price relates solely to shares subject to outstanding stock options because shares subject to RSU and PRSU awards have no exercise price.

(3) Represents 28,004,374 shares remaining available for future issuance under our 2012 Equity Incentive Plan and 9,755,266 shares remaining available for future issuance under our 2012 Employee Stock Purchase Plan, including shares subject to purchase during the current purchase period. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan will increase automatically on January 1 of each year, from January 1, 2013 through January 1, 2022, by the lower of 1% of the total number of shares of the common stock outstanding on December 31 of the preceding year or such lower number as determined by our Board of Directors. In October 2019, the Board of Directors approved a 0% increase under our 2012 Employee Stock Purchase Plan for 2020. There are no longer any automatic increase provisions under the 2012 Equity Incentive Plan. No shares are available for future issuance under our 2005 Stock Plan.

TRANSACTIONS WITH RELATED PARTIES

In addition to the executive officer and director compensation arrangements discussed above under "Executive Compensation," the following is a description of transactions since January 1, 2020 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we collectively refer to as "related parties."

Relationship with T. Rowe Price Associates, Inc.

T. Rowe Price Associates, Inc. ("T. Rowe Price") has been our customer since 2012 and made payments to us of approximately $6.8 million in 2020. Our agreement with T. Rowe Price was negotiated in the ordinary course of business. T. Rowe Price reported that it was the beneficial owner of 5% or more of the outstanding shares of our common stock during 2020 and as of December 31, 2020.

Relationship with Vanguard Group, Inc.

Vanguard Group, Inc. ("Vanguard") has been our customer since 2015 and made payments to us of approximately $5.9 million in 2020. Our agreement with Vanguard was negotiated in the ordinary course of business. Vanguard reported that it was the beneficial owner of 5% or more of the outstanding shares of our common stock during 2020 and as of December 31, 2020.

Relationship with BlackRock, Inc.

BlackRock, Inc. ("BlackRock") has been our customer since 2017 and made payments to us of approximately $1.7 million in 2020. Our agreement with BlackRock was negotiated in the ordinary course of business. BlackRock reported that it was the beneficial owner of 5% or more of the outstanding shares of our common stock during 2020 and as of December 31, 2020.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our indemnification agreements and Bylaws also require us to advance certain expenses incurred by our directors and officers.

Review, Approval or Ratification of Transactions with Related Parties

The charter of the Audit Committee requires that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by the Audit Committee. The Audit Committee has adopted a related party transactions policy to set forth the procedures for the identification, review, consideration and approval or ratification of these transactions. In approving or rejecting any such proposal, our Audit Committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of ServiceNow's Audit Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any past or future filing by ServiceNow under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that ServiceNow specifically incorporates it by reference.

Role of the Audit Committee

The Audit Committee operates under a written charter adopted by our Board of Directors, which provides that its functions include the oversight of the quality of our financial reports and other financial information provided to shareholders. In carrying out these functions, the Audit Committee reviews critical accounting policies and estimates and the application of U.S. GAAP, reviews our compliance with legal and regulatory requirements, and has responsibility for the appointment, compensation and oversight of our independent registered public accounting firm, PricewaterhouseCoopers LLP (the "Independent Auditor"), including reviewing the Independent Auditor's independence, reviewing and approving the planned scope of the annual audit, reviewing and pre-approving any audit and non-audit services that may be performed by the Independent Auditor, and reviewing with management and the Independent Auditor the adequacy of our internal financial controls. A more detailed description of the functions and responsibilities of the Audit Committee can be found in ServiceNow's Audit Committee Charter, published on the corporate governance section of ServiceNow's website at http://investors.servicenow.com.

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Management is responsible for our internal controls, financial reporting process, selection of accounting principles, determination of estimates and compliance with laws, regulations and ethical business conduct. The Independent Auditor is responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles.

Review of Audited Financial Statements for the Year ended December 31, 2020

The Audit Committee has reviewed and discussed with ServiceNow's management and our Independent Auditor the audited consolidated financial statements of ServiceNow for the year ended December 31, 2020. The Audit Committee has also discussed with our Independent Auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee has received and reviewed the written disclosures and the letter from our Independent Auditor required by applicable requirements of the PCAOB regarding the Independent Auditor's communications with the Audit Committee concerning independence, and has discussed with our Independent Auditor its independence from ServiceNow.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in ServiceNow's annual report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.

Submitted by the Audit Committee

Teresa Briggs, Chair
Jonathan C. Chadwick
Paul E. Chamberlain
Anita M. Sands

ADDITIONAL INFORMATION

Shareholder Proposals to be Presented at Next Annual Meeting

The Company's Bylaws provide that, for shareholder nominations to our Board of Directors or other proposals to be considered at an annual meeting, shareholders must give timely notice thereof in writing to the Corporate Secretary at ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: Corporate Secretary.

To be timely for the 2022 annual meeting of shareholders, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive offices of the Company not earlier than 5:00 p.m. Pacific Time on February 22, 2022 and not later than 5:00 p.m. Pacific Time on March 24, 2022. A shareholder's notice to the Corporate Secretary must set forth, as to each matter the shareholder proposes to bring before the annual meeting, the information required by our Bylaws.

Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at ServiceNow's 2022 annual meeting of shareholders must be received by the Company not later than December 27, 2021 in order to be considered for inclusion in ServiceNow's proxy materials for that meeting.

In addition, our Bylaws contain "proxy access" provisions that permit a shareholder or group of shareholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the shareholder ownership, notice and other requirements set forth in our Bylaws are satisfied.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, certain officers and any persons who own more than 10% of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on written representations from the directors and executive officers, the Company believes that all Section 16(a) filing requirements were timely met in 2020.

Available Information

We will mail to any shareholder, without charge, upon written request, a copy of our Annual Report on Form 10-K for the year ended December 31, 2020, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Investor Relations
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054


The Annual Report is also available on the Investor Relations section of our website, which is located at http://investors.servicenow.com. Please help us reduce the impact on the environment and reduce our administrative costs by taking advantage of this method of obtaining our Annual Report.

"Householding" — Shareholders Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of ServiceNow shareholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call the Company's Investor Relations department at 2225 Lawson Lane, Santa Clara, California 95054, Attn: Investor Relations, telephone number (408) 501-8550. Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Any shareholders who share the same address and currently receive multiple copies of the Company's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

Our Board of Directors does not presently intend to bring any other business before the Annual Meeting and, so far as is known to our Board of Directors, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, the proxy holders will vote the proxies on these matters in accordance with their best judgment.

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
SERVICENOW, INC.

ServiceNow, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***") does hereby certify as follows:

FIRST: The name of this corporation is ServiceNow, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 16, 2012.

SECOND: The following amendment to the Corporation's Restated Certificate of Incorporation, as amended, has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law:

1. Article VII, Section 3 of the Restated Certificate of Incorporation, as amended, is amended to read in its entirety as follows:

3. Special Meetings of Stockholders. Special meetings of stockholders for any purpose or purposes may be called only in accordance with the Bylaws.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this [●] day of [●], 2021 and the foregoing facts stated herein are true and correct.

SERVICENOW, INC.

By: _____

William R. McDermott
President and Chief Executive Officer

SERVICENOW, INC.

2021 EQUITY INCENTIVE PLAN

1. **PURPOSE**. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2. **SHARES SUBJECT TO THE PLAN**

    2.1 <u>Number of Shares Available</u>. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is Ten Million Two Hundred Seventy Thousand (10,270,000) Shares, reduced by any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, after March 31, 2021.

    2.2 <u>Lapsed, Returned Awards</u>. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will result in reducing the number of Shares available for issuance under the Plan. In the event that Participant tenders or the Company withholds Shares to pay either the Exercise Price of an Award or the withholding taxes due upon the exercise or settlement of an Award, (i) the full number of Shares exercised (including such number of Shares used to pay the Exercise Price or withholding taxes) shall reduce the Number of Shares available for issuance under the Plan and (ii) such number of Shares used to pay the Exercise Price or withholding taxes shall not be added to the Shares authorized for grant under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

    2.3 <u>Minimum Share Reserve</u>. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

    2.4 <u>ISO Limitation</u>. No more than Thirty Million (30,000,000) Shares will be issued pursuant to the exercise of ISOs granted under the Plan.

    2.5 <u>Adjustment of Shares</u>. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.4, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a Share will not be issued.

    If, by reason of an adjustment pursuant to this Section 2.5, a Participant's Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3   **ELIGIBILITY**. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4   **ADMINISTRATION**.

    4.1   Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

        (a)   construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

        (b)   prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

        (c)   select persons to receive Awards;

        (d)   determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

        (e)   determine the number of Shares or other consideration subject to Awards;

        (f)   determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

        (g)   determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

        (h)   grant waivers of Plan or Award conditions;

        (i)   determine the vesting, exercisability, and payment of Awards;

        (j)   correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

        (k)   determine whether an Award has been vested and/or earned;

        (l)   determine the terms and conditions of any, and to institute any Exchange Program;

        (m)   reduce or modify any criteria with respect to Performance Factors;

        (n)   adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

        (o)   adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p)   exercise discretion with respect to Performance Awards;

(q)   make all other determinations necessary or advisable for the administration of this Plan; and

(r)   delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including but not limited to Section 157(c) of the Delaware General Corporation Law.

4.2   <u>Committee Interpretation and Discretion</u>. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution will be final and binding on the Company and the Participant.

4.3   <u>Documentation</u>. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.4   <u>Foreign Award Recipients</u>. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.4 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5.   **OPTIONS**. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("*ISOs*") or Nonqualified Stock Options ("*NQSOs*"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1   <u>Option Grant</u>. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary ("***Ten Percent Stockholder***") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5 Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.5 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 Termination of Service. If the Participant's Service terminates for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, no later than three (3) months after the date Participant's Service terminates (or such shorter or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant's employment terminates deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(a) Death. If the Participant's Service terminates because of the Participant's death (or the Participant dies within three (3) months after Participant's Service terminates other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant's legal representative, or authorized assignee no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(b) Disability. If the Participant's Service terminates because of the Participant's Disability, then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant's employment terminates when the termination of Service is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant's employment terminates when the termination of Service is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(c) <u>Cause</u>. Unless otherwise determined by the Committee, if the Participant's Service terminates for Cause or if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant's Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service)), then Participant's Options (whether or not vested) will expire on the date of termination of Participant's Service or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement, Cause will have the meaning set forth in the Plan.

5.7 <u>Limitations on Exercise</u>. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.9 <u>Limitations on ISOs</u>. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.10 <u>Modification, Extension or Renewal</u>. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.11 <u>No Disqualification</u>. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6 **RESTRICTED STOCK AWARDS**. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions ("***Restricted Stock***"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.1 <u>Restricted Stock Purchase Agreement</u>. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase

Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.2 Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.3 Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.4 Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

7. **STOCK BONUS AWARDS**. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.1 Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.2 Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.3 Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

8. **STOCK APPRECIATION RIGHTS**. A Stock Appreciation Right ("*SAR*") is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.

8.1 Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be settled, (c) the consideration to be distributed on settlement of the SAR, and (d) the effect of the Participant's termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the

Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.2 <u>Exercise Period and Expiration Date</u>. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.3 <u>Form of Settlement</u>. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, <u>provided that</u> the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

8.4 <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

9. **RESTRICTED STOCK UNITS**. A Restricted Stock Unit ("**RSU**") is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs will be made pursuant to an Award Agreement.

9.1 <u>Terms of RSUs</u>. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant's termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.2 <u>Form and Timing of Settlement</u>. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, <u>provided that</u> the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.3 <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

10. **PERFORMANCE AWARDS**.

10.1 <u>Types of Performance Awards</u>. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation,

Restricted Stock), other property, or any combination thereof. Grants of Performance Awards will be made pursuant to an Award Agreement that cites Section 10 of the Plan.

(a) <u>Performance Shares</u>. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(b) <u>Performance Units</u>. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(c) <u>Cash-Settled Performance Awards</u>. The Committee may also grant cash-based Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.2 <u>Terms of Performance Awards</u>. The Committee will determine, and each Award Agreement will set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that will determine the time and extent to which each Performance Award will be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant's termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; and (ii) select from among the Performance Factors to be used; Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3 <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

11. **PAYMENT FOR SHARE PURCHASES**. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan. Unless determined otherwise by the Committee, all payments under any of the methods indicated above shall be made in United States dollars.

12. **GRANTS to Non-Employee directors**.

12.1 General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

12.2 Calendar Year Limitation. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed $750,000 in value (as described below) in any calendar year. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Black-Scholes valuation methodology or the Company's regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.2.

12.3 Eligibility. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.4 Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.5 Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 12.5 will be filed with the Company on the form prescribed by the Company.

13 **WITHHOLDING TAXES**.

13.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the "***Tax-Related Items***") legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items.

13.2 Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by

(without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14. **TRANSFERABILITY**. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards will be exercisable: (a) during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative; (b) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

15. **PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES**.

   15.1 Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any dividend equivalent rights permitted by an applicable Award Agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends, stock distributions, or dividend equivalent rights with respect to Unvested Shares, and any such dividends, stock distributions or dividend equivalent rights will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares.

   15.2 Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's termination of Service at any time within three (3) months (or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. **CERTIFICATES**. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. **ESCROW; PLEDGE OF SHARES**. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement

in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. **REPRICING; EXCHANGE AND BUYOUT OF AWARDS**. An Exchange Program, including but not limited to any repricing of Options or SARs, is not permitted without prior stockholder approval.

19. **SECURITIES LAW AND OTHER REGULATORY COMPLIANCE**. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. **NO OBLIGATION TO EMPLOY**. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant's employment or other relationship at any time.

21. **CORPORATE TRANSACTIONS**.

21.1 Assumption or Replacement of Awards by Successor. In the event of a Corporate Transaction any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants, provided that the exercise price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards), provided that the exercise price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable. The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant.

In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction and then such Awards will terminate; for purposes of the foregoing, unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee, acceleration of any Performance Award shall be based on actual performance through the date of the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period.

The Board shall have full power and authority to assign the Company's right to repurchase, right to re-acquire and/ or forfeiture rights to such successor or acquiring corporation. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.

21.2 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3 Non-Employee Directors' Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. **ADOPTION AND STOCKHOLDER APPROVAL**. This Plan will be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. **TERM OF PLAN/GOVERNING LAW.** Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24. **AMENDMENT OR TERMINATION OF PLAN**. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant's Award will be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25. **NONEXCLUSIVITY OF THE PLAN**. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. **INSIDER TRADING POLICY**. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27. **All Awards Subject to Company Clawback or Recoupment Policy**. All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant's employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. **DEFINITIONS**. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.1 "***Affiliate***" means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

28.2 "***Award***" means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.3 "***Award Agreement***" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4 "***Board***" means the Board of Directors of the Company.

28.5 "***Cause***" means (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time as provided in Section 20 above, and the term "Company" will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.5.

28.6 "***Code***" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.7 "***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.8 "***Common Stock***" means the common stock of the Company.

28.9 "***Company***" means ServiceNow, Inc., a Delaware corporation, or any successor corporation.

28.10 "***Consultant***" means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.11 "***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company). Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.12 "*Director*" means a member of the Board.

28.13 "*Disability*" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.14 "*Effective Date*" means the date the Plan is approved by the stockholders of the Company (which shall be within twelve (12) months of the approval of the Plan by the Board).

28.15 "*Employee*" means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

28.16 "*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

28.17 "*Exchange Program*" means a program approved by the Company's stockholders pursuant to which (i) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof) or (ii) the exercise price of an outstanding Award is reduced.

28.18 "*Exercise Price*" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.19" *Fair Market Value*" means, as of any date, the value of a Share, determined as follows:

    (a) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street* Journal or such other source as the Committee deems reliable;

    (b) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

    (c) by the Board or the Committee in good faith.

28.20 "*Insider*" means an officer or Director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

28.21 "*IRS*" means the United States Internal Revenue Service.

28.22 "*Non-Employee Director*" means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

28.23 "*Option*" means an award of an option to purchase Shares pursuant to Section 5.

28.24 "***Parent***" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.25 "***Participant***" means a person who holds an Award under this Plan.

28.26 "***Performance Award***" means an Award as defined in Section 10 and granted under the Plan.

28.27 "***Performance Factors***" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

    (a) profit before tax;

    (b) billings;

    (c) revenue;

    (d) net revenue;

    (e) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

    (f) operating income;

    (g) operating margin;

    (h) operating profit;

    (i) controllable operating profit or net operating profit;

    (j) net profit;

    (k) gross margin;

    (l) operating expenses or operating expenses as a percentage of revenue;

    (m) net income;

    (n) earnings per share;

    (o) total stockholder return or relative total stockholder return;

    (p) market share;

    (q) return on assets or net assets;

    (r) the Company's stock price;

    (s) growth in stockholder value relative to a pre-determined index;

    (t) return on equity;

    (u) return on invested capital;

(v) cash flow (including free cash flow or operating cash flows) or cash flow margins;

(w) cash conversion cycle;

(x) economic value added;

(y) individual confidential business objectives;

(z) contract awards or backlog;

(aa) overhead or other expense reduction;

(bb) credit rating;

(cc) strategic plan development and implementation;

(dd) succession plan development and implementation;

(ee) improvement in workforce diversity;

(ff) customer indicators and/or satisfaction;

(gg) new product invention or innovation;

(hh) attainment of research and development milestones;

(ii) improvements in productivity;

(jj) bookings;

(kk) attainment of objective operating goals and employee metrics;

(ll) sales;

(mm) expenses;

(nn) balance of cash, cash equivalents, and marketable securities;

(oo) completion of an identified special project;

(pp) completion of a joint venture or other corporate transaction;

(qq) employee satisfaction and/or retention;

(rr) research and development expenses;

(ss) working capital targets and changes in working capital;

(tt) net new annual contract value;

(uu) net expansion rate; and

(vv) any other metric that is capable of measurement as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.28 "*Performance Period*" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

28.29 "*Performance Share*" means an Award as defined in Section 10 and granted under the Plan.

28.30 "*Performance Unit*" means an Award as defined in Section 10 and granted under the Plan.

28.31 "*Permitted Transferee*" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.32 "*Plan*" means this ServiceNow, Inc. 2021 Equity Incentive Plan.

28.33 "*Purchase Price*" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.34 "*Restricted Stock Award*" means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.35 "*Restricted Stock Unit*" means an Award as defined in Section 9 and granted under the Plan.

28.36 "*SEC*" means the United States Securities and Exchange Commission.

28.37 "*Securities Act*" means the United States Securities Act of 1933, as amended.

28.38 "*Service*" will mean service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. A Participant will not be deemed to have ceased to provide Service in the case of any leave of absence approved by the Company or as so provided pursuant to a formal policy adopted from time to time by the Company and issued and promulgated to Participants in writing; provided that, with respect to an ISO, such leave is for a period of not more than three (3) months or reemployment upon the expiration of such leave is guaranteed by contract or statute. In the case of any Employee on an approved leave of absence, or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension or modification of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary, or Affiliate, or during such change in working hours, as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. An employee will have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment will not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status from an Employee to a Consultant or Non-Employee Director (or vice versa) will not terminate the Participant's Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.39 "*Shares*" means shares of the Common Stock and the common stock of any successor entity of the Company.

28.40 "*Stock Appreciation Right*" means an Award defined in Section 8 and granted under the Plan.

28.41 "**Stock Bonus**" means an Award defined in Section 7 and granted under the Plan.

28.42 "**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.43 "**Treasury Regulations**" means regulations promulgated by the United States Treasury Department.

28.44 "**Unvested Shares**" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

APPENDIX C

SERVICENOW, INC.

AMENDED AND RESTATED 2012 EMPLOYEE STOCK PURCHASE PLAN

1. **Establishment of Plan**. ServiceNow, Inc. proposes to grant options to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations (as hereinafter defined) pursuant to this Plan. The Company intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. However, with regard to offers of options for purchase of the Common Stock under the Plan to employees outside the United States working for a Participating Corporation, the Board may offer a subplan or an option that is not intended to meet the Code Section 423 requirements, provided, if necessary under Code Section 423, that the other terms and conditions of the Plan are met. Subject to Section 14, a total of 14,187,237 shares of Common Stock is reserved for issuance under this Plan. The number of shares reserved for issuance under this Plan shall be subject to adjustments effected in accordance with Section 14 of this Plan. Capitalized terms not defined elsewhere in the text are defined in Section 27.

2. **Purpose**. The purpose of this Plan is to provide eligible employees of the Company and Participating Corporations with a means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Participating Corporations, and to provide an incentive for continued employment.

3. **Administration**. The Plan will be administered by the Compensation Committee of the Board or by the Board (either referred to herein as the "***Committee***"). Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and determine which entities will be Participating Corporations and whether an offer to Participating Corporations is intended to meet Code Section 423 requirements and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules and/or procedures relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, even if the dates of the applicable Offering Periods of each such offering are identical. The Committee may also establish rules to govern transfers of employment among the Company and any Participating Corporation, consistent with the applicable requirements of Code Section 423 and the terms of the Plan.

The Committee may adopt such rules, procedures, and sub-plans as are necessary or appropriate to permit the participation in the Plan by eligible employees who are citizens or residents of a jurisdiction and/or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of the provisions in Section 1 above setting forth the number of shares of Common Stock reserved for issuance under the Plan; provided that unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan will govern the operation of such sub-plan. Further, the Committee is specifically authorized to adopt rules and procedures regarding the application of the definition of Compensation (as defined below) to Participants on payrolls outside of the United States, handling of payroll deductions and other contributions, taking of payroll deductions and making of other contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to payroll deductions taken and other contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures, and handling of stock certificates that vary with applicable local requirements.

4. **Eligibility**. Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan except that the Committee may exclude any or all of the following (other than where exclusion of such employees is prohibited by applicable law):

    (a)   employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;

    (b)   employees who are customarily employed for twenty (20) or less hours per week;

    (c)   employees who are customarily employed for five (5) months or less in a calendar year;

    (d)   (i) employees who are "highly compensated employees" of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (ii) any employee who are "highly compensated employees" with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;

    (e)   employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee's participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code;

    (f)   employees who do not meet any other eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); and

    (g)   individuals who provide services to the Company or any of its Participating Corporations as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

    (h)   The foregoing notwithstanding, employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Corporations or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Corporations may not participate.

5. **Offering Dates**.

    (a)   While the Plan is in effect, the Committee shall determine the duration and commencement date of each Offering Period, provided that an Offering Period shall in no event be longer than twenty-seven (27) months, except as otherwise provided by an applicable subplan. Offering Periods may be consecutive or overlapping. Each Offering Period may consist of one or more Purchase Periods during which payroll deductions of Participants are accumulated under this Plan. While the Plan is in effect, the Committee shall determine the duration and commencement date of each Purchase Period, provided that a Purchase Period shall in no event end later than the close of the Offering Period in which it begins. Purchase Periods shall be consecutive.

    (b)   A new six-month Offering Period shall commence on each February 1 and August 1, with each such Offering Period also consisting of a single six-month Purchase Period, except as otherwise provided by an applicable subplan. The Committee shall have the power to change these terms as provided in Section 25 below.

6. **Participation in this Plan**.

    (a) An eligible employee determined in accordance with Section 4 may elect to become a Participant by submitting a subscription agreement prior to the commencement of the Offering Period to which such agreement relates in accordance with such rules as the Committee may determine.

    (b) Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of such prior Offering Period at the same contribution level unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below or otherwise notifies the Company of a change in the Participant's contribution level by filing an additional subscription agreement or electronic representation thereof with the Company and/or the Company's third party administrator, prior to the next Offering Period.

    (c) A Participant that is automatically enrolled in a subsequent Offering Period pursuant to this section (i) is not required to file any additional subscription agreement in order to continue participation in this Plan and (ii) will be deemed to have accepted the terms and conditions of the Plan, any sub-plan, and subscription agreement in effect at the time each subsequent Offering Period begins, subject to Participant's right to withdraw from the Plan in accordance with the withdrawal procedures in effect at the time.

7. **Grant of Option on Enrollment**. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount of the contribution level for such Participant multiplied by such Participant's compensation during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Offering Date (but in no event less than the par value of a share of the Company's Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date (but in no event less than the par value of a share of the Common Stock) **provided, however**, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8. **Purchase Price**. The Purchase Price in any Offering Period shall be eighty-five percent (85%) of the lesser of:

    (a) The Fair Market Value on the Offering Date; or

    (b) The Fair Market Value on the Purchase Date.

9. **Payment of Purchase Price; Payroll Deduction Changes; Share Issuances**.

    (a) The Purchase Price of the shares is accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines that contributions may be made in another form (due to local law requirements, in another form with respect to categories of Participants outside the United States). The deductions are made as a percentage of the Participant's compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. "*Compensation*" shall mean all W-2 cash compensation, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, plus draws against commissions (or in foreign jurisdictions, equivalent cash compensation); however, the Committee may at any time prior to the beginning of an Offering Period determine that for that and future Offering Periods to modify Compensation. For purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent salary deductions) shall be treated as if the Participant did not make such election. Payroll deductions shall commence on the first payday following the beginning of an Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any subplan may permit matching shares without the payment of any purchase price.

(b) Subject to Section 25 below and to the rules of the Committee, a Participant may decrease the rate of payroll deductions during an ongoing Offering Period by filing with the Company and/or the Company's third party administrator a new authorization for payroll deductions, with the new rate to become effective as soon as reasonably practicable and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of payroll deductions may be made once during an Offering Period or more or less frequently under rules determined by the Committee. An increase in the rate of payroll deductions may not be made with respect to an ongoing Offering Period unless otherwise determined by the Committee. A Participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing with the Company and/or the Company's third party administrator a new authorization for payroll deductions prior to the beginning of such Offering Period or such other time period as may be specified by the Committee.

(c) Subject to Section 25 below and to the rules of the Committee, a Participant may reduce his or her payroll deduction percentage to zero during an Offering Period by filing with the Company and/or the Company's third party administrator a request for cessation of payroll deductions, with such reduction to become effective as soon as reasonably practicable and after such reduction becomes effective no further payroll deductions will be made for the duration of the Offering Period. Payroll deductions credited to the Participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Section (e) below. A reduction of the payroll deduction percentage to zero shall be treated as such Participant's withdrawal from such Offering Period, and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company and/or the Company's third party administrator.

(d) All payroll deductions made for a Participant are credited to his or her account under this Plan and are deposited with the general funds of the Company, except to the extent required to be segregated due to local legal restrictions outside the United States. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions, except to the extent necessary to comply with local legal requirements outside the United States.

(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all payroll deductions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price shall be as specified in Section 8 of this Plan. Any amount remaining in a Participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock shall be carried forward into the next Purchase Period or Offering Period, as the case may be (except to the extent required due to local legal requirements outside the United States), as otherwise determined by the Committee. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date (except to the extent required by local legal requirements outside the United States).

(f) As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant's benefit representing the shares purchased upon exercise of his or her option.

(g) During a Participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.

To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Participating Corporation, as applicable, may withhold, by any method permissible under applicable law, the amount necessary for the Company or any Participating Corporation, as applicable, to meet applicable withholding obligations, including up to the maximum permissible statutory rates and including any withholding required to make available to the Company or any Participating Corporation, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company will not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

10. **Limitations on Shares to be Purchased**.

    (a) No Participant shall be entitled to purchase stock under any Offering Period at a rate which, when aggregated with such Participant's rights to purchase stock under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, that are also outstanding in the same calendar year(s) (whether under other Offering Periods or other employee stock purchase plans of the Company, its Parent and its Subsidiaries), exceeds $25,000 in Fair Market Value, determined as of the Offering Date, (or such other limit as may be imposed by the Code) for each calendar year in which such Offering Period is in effect (hereinafter the "Maximum Share Amount"). The Company may automatically suspend the payroll deductions of any Participant as necessary to enforce such limit provided that when the Company automatically resumes such payroll deductions, the Company must apply the rate in effect immediately prior to such suspension.

    (b) The Committee may, in its sole discretion, set a lower maximum number of shares which may be purchased by any Participant during any Offering Period than that determined under Section 10(a) above, which shall then be the Maximum Share Amount for subsequent Offering Periods; provided, however, in no event shall a Participant be permitted to purchase more than one thousand five hundred (1,500) Shares during any one Purchase Period or such greater or lesser number as the Committee may determine, irrespective of the Maximum Share Amount set forth in (a) and (b) hereof. If a new Maximum Share Amount is set, then all Participants will be notified of such Maximum Share Amount prior to the commencement of the next Offering Period for which it is to be effective. The Maximum Share Amount shall continue to apply with respect to all succeeding Offering Periods unless revised by the Committee as set forth above.

    (c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give written notice of such reduction of the number of shares to be purchased under a Participant's option to each Participant affected.

    (d) Any payroll deductions accumulated in a Participant's account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

11. **Withdrawal**.

    (a) Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.

    (b) Upon withdrawal from this Plan, the accumulated payroll deductions shall be returned to the withdrawn Participant, without interest (except to the extent required by local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c) In the event that that an Offering Period is comprised of multiple Purchase Periods instead of a single Purchase Period, and the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically withdraw the Participant from the current Offering Period and enroll such participant in the subsequent Offering Period. Any funds accumulated in a participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.

12. **Termination of Employment**. Termination of a Participant's employment for any reason, including (but not limited to) retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, or Participant's employer no longer being a Participating Corporation, immediately terminates his or her participation in this Plan (except to the extent required by local legal requirements outside the United States). In such event, accumulated payroll deductions credited to the Participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have ceased terminated employment in the case of any leave of absence approved by the Company or as so provided pursuant to a formal policy adopted from time to time by the Company and issued and promulgated to employees in writing; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

13. **Return of Payroll Deductions**. In the event a Participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated payroll deductions credited to such Participant's account. No interest shall accrue on the payroll deductions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).

14. **Capital Changes**. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 1 and 10 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

15. **Nonassignability**. Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. **Use of Participant Funds and Reports**. The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant payroll deductions (except to the extent required due to local legal requirements outside the United States). Until Shares are issued, Participants will only have the rights of an unsecured creditor (except to the extent required by local legal requirements outside the United States). Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the Purchase Price thereof and the remaining cash balance, if any, carried forward or refunded, as determined by the Committee, to the next Purchase Period or Offering Period, as the case may be.

17. **Notice of Disposition**. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the

Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "***Notice Period***"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. **No Rights to Continued Employment**. Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation, or restrict the right of the Company or any Participating Corporation to terminate such employee's employment.

19. **Equal Rights And Privileges**. All eligible employees granted an option under this Plan that is intended to meet the Code Section 423 requirements shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code shall, without further act or amendment by the Company, the Committee or the Board, be reformed to comply with the requirements of Section 423 (unless such provision applies exclusively to options granted under the Plan that are not intended to comply with the Code Section 423 requirements). This Section 19 shall take precedence over all other provisions in this Plan.

20. **Notices**. All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. **Term; Stockholder Approval**. This Plan originally became effective on June 28, 2012, the date on which the Registration Statement covering the initial public offering of the Company's Common Stock was declared effective by the Securities and Exchange Commission. The amendment and restatement of this Plan will become effective on the Effective Date. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than twenty-four (24) months after commencement of the Offering Period to which it relates, then such Purchase Date shall not occur and instead such Offering Period shall terminate without the purchase of such shares and Participants in such Offering Period shall be refunded their contributions without interest, unless the payment of interest is required under local laws). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 below) or (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan.

22. **Designation of Beneficiary.**

    (a) If provided in the subscription agreement, a Participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under this Plan in the event of such Participant's death subsequent to the end of a Purchase Period but prior to delivery to him of such shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under this Plan in the event of such Participant's death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company and/or the Company's third party administrator at the prescribed location before the Participant's death.

    (b) Such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company and/or the Company's third party administrator at the prescribed location before the Participant's death. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant's death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or, if no spouse is known to the Company, then to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. **Conditions Upon Issuance of Shares; Limitation on Sale of Shares**. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions, or other applicable laws outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any subplan.

24. **Applicable Law**. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25. **Amendment or Termination**. The Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants' accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to establish rules to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount withheld during a Purchase Period or an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number of shares that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan. In addition, in the event the Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee action; (iv) reducing the maximum percentage of compensation a participant may elect to set aside as payroll deductions; and (v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.

26. **Corporate Transactions**. In the event of a Corporate Transaction (as defined below), each outstanding right to purchase Company Common Stock will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened by setting a new Purchase Date (the "*New Purchase Date*") and will end on the New Purchase Date. The New Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, and the Plan shall terminate on the consummation of the Corporate Transaction.

27. **Definitions.**

(a) "***Affiliate***" means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

(b) "***Board***" shall mean the Board of Directors of the Company.

(c) "***Code***" shall mean the Internal Revenue Code of 1986, as amended.

(d) "***Common Stock***" shall mean the common stock of the Company.

(e) "***Company***" shall mean ServiceNow, Inc., a Delaware corporation.

(f) "***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(g) "***Effective Date***" shall mean the date the amendment and restatement of this Plan is approved by the stockholders of the Company which shall be within twelve (12) months of the approval of the Plan by the Board.

(h) "***Exchange Act***" shall mean the Securities Exchange Act of 1934, as amended.

(i) "***Fair Market Value***" shall mean, as of any date, the value of a share of Common Stock determined as follows:
   i. if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street* Journal or such other source as the Committee deems reliable; or

   ii. if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

   iii. if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable; and

   iv. if none of the foregoing is applicable, by the Board or the Committee in good faith.

(j) "***Offering Date***" shall mean the first Trading Day of each Offering Period.

(k) "***Offering Period***" shall mean a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5.

(l) "***Parent***" shall have the same meaning as "parent corporation" in Sections 424(e) and 424(f) of the Code.

(m) "***Participant***" shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 and who elects to participate in this Plan pursuant to Section 6.

(n) "***Participating Corporation***" shall mean any Parent, or Subsidiary or Affiliate that the Board designates from time to time as a corporation that shall participate in this Plan.

(o) "***Plan***" shall mean this ServiceNow, Inc. Amended and Restated 2012 Employee Stock Purchase Plan.

(p) "***Purchase Date***" shall mean the last Trading Day of each Purchase Period.

(q) "***Purchase Period***" shall mean a period during which contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5(b).

(r) "***Purchase Price***" shall mean the price at which Participants may purchase shares of Common Stock under the Plan, as determined pursuant to Section 8.

(s) "***Securities Act***" means the U.S. Securities Act of 1933, as amended.

(t) "***Subsidiary***" shall have the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

(u) "***Trading Day***" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.